Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
by and among
Hewlett Packard Enterprise Company,
a Delaware corporation,
Santorini Merger Sub, Inc.,
a Delaware corporation,
Silver Peak Systems, Inc.,
a Delaware corporation,
Fortis Advisors LLC as the Stockholders’ Agent,
and
David Hughes, as the Holdback Participant
___________________________
Dated as of July 11, 2020
___________________________

US3653629/60 166756-0017

US3653629/60 166756-0017

2.26. Stockholder Notice.	50
ARTICLE III Representations and Warranties of Acquirer and Merger Sub.	50
3.1. Organization and Standing.	50
3.2. Authority; Non-contravention.	50
3.3. No Prior Merger Sub Operations	51
3.4. Sufficiency of Funds.	51
ARTICLE IV Conduct Prior to the Effective Time.	51
4.1. Conduct of the Business; Notices.	51
4.2. Restrictions on Conduct of the Business	52
4.3. Certain Limitations	56
ARTICLE V Additional Agreements.	56
5.1. Board Recommendation, Stockholder Approval and Stockholder Notice.	56
5.2. No Solicitation.	57
5.3. Confidentiality; Public Disclosure.	58
5.4. Reasonable Best Efforts; Regulatory Approvals.	59
5.5. Third-Party Consents; Notices	60
5.6. Litigation.	60
5.7. Access to Information.	60
5.8. Expenses; Company Debt	61
5.9. Employees.	62
5.10. Termination of Benefit Plans.	65
5.11. Company Closing Financial Certificate.	65
5.12. Tax Matters.	65
5.13. 280G Stockholder Approval	67
5.14. Joinder Agreements, Option Cancellation Agreements and Warrantholder
Agreements.	67
5.15. Prohibited and Restricted Parties.	67
5.16. Directors’ and Officers’ Indemnification and Insurance.	67
5.17. Termination of Agreements.	68
5.18. Spreadsheet	68
5.19. Audited Interim Financials.	69
5.20. Specified Actions.	69
ARTICLE VI Conditions to the Merger	69
6.1. Conditions to Obligations of Each Party to Effect the Merger	69
6.2. Additional Conditions to Obligations of the Company.	70
6.3. Additional Conditions to the Obligations of Acquirer	70
ARTICLE VII Termination.	71
7.1. Termination.	71
7.2. Effect of Termination.	72
ARTICLE VIII Escrow Fund and Indemnification.	72
8.1. Escrow Fund and Release of Escrow Fund.	72
2
US3653629/60 166756-0017

8.2. Indemnification.	73
8.3. Indemnifiable Damage Threshold; Other Limitations	75
8.4. Period for Claims	77
8.5. Claims.	77
8.6. Resolution of Objections to Claims.	78
8.7. Stockholders’ Agent	78
8.8. Third-Party Claims.	81
8.9. Treatment of Indemnification Payments.	81
8.10. Sole and Exclusive Remedy.	81
ARTICLE IX General Provisions.	82
9.1. Survival of Representations, Warranties and Covenants.	82
9.2. Notices.	82
9.3. Interpretation.	83
9.4. Amendment	84
9.5. Extension; Waiver	84
9.6. Counterparts.	85
9.7. Entire Agreement; Parties in Interest.	85
9.8. Assignment	85
9.9. Severability.	86
9.10. Remedies Cumulative; Specific Performance.	86
9.11. Governing Law..	86
9.12. Jurisdiction and Venue; Consent to Service of Process	86
9.13. WAIVER OF JURY TRIAL.	86
9.14. Rules of Construction.	87
9.15. Waiver of Conflicts; Privilege.	87

3
US3653629/60 166756-0017

Exhibits
Exhibit A - Definitions
Exhibit B - Form of Written Consent
Exhibit C - Form of Certificate of Merger
Exhibit D - Form of Joinder Agreement
Exhibit E - Form of Option Cancellation Agreement
Exhibit F - Form of Warrantholder Agreement
Exhibit G-1 - Form of FIRPTA Notice
Exhibit G-2 - Form of FIRPTA Notification Letter
Exhibit H - Form of Letter of Transmittal
Exhibit I - Form of Parachute Payment Waiver
Exhibit J - Form of Escrow Agreement
Exhibit K - Form of Restricted Stock Unit Agreement

Schedules
Company Disclosure Letter
Schedule I-1  - Key Employees
Schedule I-2  - Specified Individuals
Schedule I-3  - Knowledge Persons
Schedule 1.6  - Holdback Terms
Schedule 5.5  - Third-Party Consents and Notices
Schedule 5.17(a) - Contracts with Related Parties to be Terminated
Schedule 5.19  - Audited Interim Financials
Schedule 5.20  - Specified Actions
Schedule 6.1(c) -  Governmental Approvals
Schedule A-1  - Acquirer Authorized Representatives
Schedule A-2  - Additional Company Debt
Schedule A-3  - Aggregate Retention Award Amount

4
US3653629/60 166756-0017

Agreement and Plan of Merger
This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of July 11, 2020 (the “Agreement Date”), by and among Hewlett Packard Enterprise Company, a Delaware corporation (“Acquirer”), Santorini Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Acquirer (“Merger Sub”), Silver Peak Systems, Inc., a Delaware corporation (the “Company”), Fortis Advisors LLC, a Delaware limited liability company, as the stockholders’ agent (the “Stockholders’ Agent”) and, solely for purposes of Sections 1.6, 5.9 and 5.20, Article IX, and related provisions, David Hughes (the “Holdback Participant”). Certain other capitalized terms used herein are defined in Exhibit A.
Recitals
A.Acquirer, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company in accordance with this Agreement and DGCL (the “Merger”). Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Acquirer.
B.The board of directors of the Company (the “Board”) has carefully considered the terms of this Agreement and has unanimously (1) declared this Agreement and the transactions contemplated by this Agreement and the documents referenced herein to be entered into in connection with this Agreement and the Merger (collectively, the “Transactions”), including the Merger, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Company Stockholders, (2) approved this Agreement and the Transactions (including the Merger) in accordance with Applicable Law and (3) adopted a resolution directing that the adoption of this Agreement and approval of the Merger be submitted to the Company Stockholders for consideration and recommending that all of the Company Stockholders adopt this Agreement and approve the Merger.
C.The board of directors of Merger Sub has (1) declared this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of Merger Sub and the stockholder of Merger Sub, (2) approved this Agreement and the Transactions (including the Merger) in accordance with Applicable Law and (3) adopted a resolution recommending that Acquirer, as the sole stockholder of Merger Sub, adopt this Agreement and approve the Merger.
D.Concurrently with the execution of this Agreement, and as a condition and inducement to Acquirer’s and Merger Sub’s willingness to enter into this Agreement, certain employees of the Company identified on Schedule I-1 (each, a “Key Employee”) have each executed Acquirer’s customary form of employment offer letter, together with a confidential information and invention assignment agreement (together, an “Offer Letter”), to become effective upon the Closing.
E.As an inducement to Acquirer’s and Merger Sub’s willingness to enter into this Agreement (but not pursuant to any prior agreement with Acquirer or the Company), (i) holders of at least 70% of the outstanding shares of Company Capital Stock voting together as a single class and on an as-converted basis, (ii) holders of at least 90% of the outstanding shares of Company Preferred Stock, voting together as a single class and on an as-converted basis and (iii) holders of at least 50% of the outstanding shares of Company Common Stock voting together as a single class (collectively, the “Consenting Stockholders”), have indicated that they expect to deliver,
US3653629/60 166756-0017

following the approval and adoption of this Agreement by the Board and immediately following the execution and delivery of this Agreement, their written consent and agreement to (a) the irrevocable approval and adoption of this Agreement, the Company Transaction Documents, the Merger and the other Transactions, and (b) specified undertakings, representations, warranties, releases and waivers, in each case pursuant to a written consent, joinder, release and waiver, in the form attached hereto as Exhibit B, signed and dated as of the date hereof by such Company Stockholders, pursuant to and in accordance with the applicable provisions of the DGCL, the Certificate of Incorporation and the Bylaws (such consents of such Company Stockholders in the form of Exhibit B, collectively, the “Written Consent”).
Now, Therefore, in consideration of the representations, warranties, covenants, agreements and obligations contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE I.
The Merger
1.1The Merger
(a)Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth herein, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (sometimes referred to herein as the “Surviving Corporation”) and as a wholly owned subsidiary of Acquirer.
(b)Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL.
(c)Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Transactions (the “Closing”) shall take place remotely via the exchange of documents and signatures at (i) 10:00 a.m. Pacific time on a date to be agreed by Acquirer and the Company, which date shall be no later than the fourth Business Day following the date on which all of the conditions set forth in Article VI have been satisfied or waived (other than those conditions that, by their terms, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions); provided that if such Business Day would otherwise occur anytime during the final 10 days of a fiscal quarter of Acquirer, then Acquirer may, in its discretion, and by providing advance written notice to the Company at least three (3) days prior to such proposed delay, delay the Closing until the first Business Day of the next succeeding fiscal quarter of Acquirer (it being understood that if such a written notice is delivered then the references to the Closing Date in clause (iii) of Section 6.3(a) shall be modified to the date of the delivery of such written notice except in the case of any breaches or inaccuracies in the representations and warranties that are the result of a willful breach by or on behalf of the Company) or (ii) such other time as Acquirer and the Company agree. The date on which the Closing occurs is sometimes referred to herein as the “Closing Date.”
(d)Effective Time. A certificate of merger satisfying the applicable requirements of the DGCL in substantially the form attached hereto as Exhibit C (the “Certificate of Merger”) shall be duly executed by the Company and, concurrently with or as soon as practicable following the Closing, delivered to the Secretary of State of the State of Delaware for filing. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as Acquirer and the Company agree and specify in the Certificate of Merger (the “Effective Time”).
(e)Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Acquirer prior to the Effective Time and subject to Section 5.16:
(i)the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to read as set forth in the Certificate of Merger, until thereafter amended as provided by the DGCL;
(ii)the Company shall take all actions necessary to cause the Bylaws to be amended and restated as of the Effective Time to be identical (other than as to name) to the bylaws of Merger Sub as in effect immediately prior to the Effective Time; and
(iii)the Company shall take all actions necessary to cause the directors of Merger Sub immediately prior to the Effective Time to be the only directors of the Surviving Corporation immediately after the Effective Time until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.
1.2Closing Deliveries
(a)Acquirer Deliveries. Acquirer shall deliver to the Company, at or prior to the Closing:
(i)a certificate, dated as of the Closing Date, executed on behalf of Acquirer by a duly authorized officer of Acquirer to the effect that each of the conditions set forth in Section 6.2(a) has been satisfied; and
(ii)the Escrow Agreement, executed by Acquirer and the Escrow Agent.
(b)Company Deliveries. The Company shall deliver to Acquirer, at or prior to the Closing:
(i)a certificate, dated as of the Closing Date and executed on behalf of the Company by its Chief Executive Officer, to the effect that each of the conditions set forth in Sections 6.3(a) and (e) has been satisfied;
(ii)a certificate, dated as of the Closing Date and executed on behalf of the Company by its Secretary, certifying (A) the certificate of incorporation of the Company (the “Certificate of Incorporation”) in effect as of the Closing, (B) the bylaws of the Company (the “Bylaws”) in effect as of the Closing, (C) the resolutions of the Board (I) declaring this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Company Stockholders, (II) approving this Agreement and the Transactions (including the Merger) in accordance with Applicable Law and (III) directing that the adoption of this Agreement and approval of the Merger be submitted to the Company Stockholders for consideration and recommending that all of the Company Stockholders adopt this Agreement and approve the Merger, and (D) the valid adoption of this Agreement and approval of the Merger, the Company Transaction Documents and the other Transactions, in each case, by the Written Consent whereby all requisite approvals of this Agreement, the Company Transaction Documents, the Merger and the other Transactions were obtained;
(iii)the Escrow Agreement, executed by the Stockholders’ Agent;
(iv) (A) a stockholder joinder agreement (including a release of claims) in substantially the form attached hereto as Exhibit D (the “Joinder Agreement”) executed by Company Stockholders (that have not already executed the Written Consent), (B) option cancellation agreements, in substantially the form attached hereto as Exhibit E (each, an “Option Cancellation Agreement”) executed by the Company Optionholders holding Vested Company Options, and (C) the warrantholder agreement in substantially the form attached hereto as Exhibit F by and between the Company and Company Warrantholders (a “Warrantholder Agreement”), such that the aggregate Pro Rata Share covered by such executed documents, together with the Pro Rata Share covered by the Written Consent, collectively represents a fraction that, when expressed as a percentage, shall equal at least 90%;
(v)Offer Letters, effective as of the Closing, executed by each of the Key Employees, which shall continue to be in full force and effect, and no action shall have been taken by any such individual to rescind such Offer Letter;
(vi)the Spreadsheet;
(vii)a letter of resignation, duly executed by each director of the Company in office immediately prior to the Closing as a director of the Company, confirming their resignation as a director of the Company effective as of, and contingent upon, the Effective Time;
(viii) (A) a true, correct and complete copy of resolutions adopted by the Board or any applicable committee thereof, certified by the Secretary of the Company, terminating any Company Employee Plans intended to include a Code Section 401(k) arrangement (the “401(k) Plan”), with such termination to be effective as of the date immediately preceding the Closing Date and contingent upon the Closing (unless and to the extent that Acquirer provides written notice to the Company no later than three Business Days prior to the Closing Date that such plans shall not be terminated), (B) a true, correct and complete copy of resolutions adopted by the Board approving an amendment to Company’s 2014 Equity Incentive Plan increasing the share reserve thereunder in a number sufficient to grant the Retention RSUs and Excess Promised Option RSUs, if any (the “2014 Plan Amendment”), the grant of the Retention RSUs and Excess Promised Option RSUs, if any, pursuant to this Agreement and the treatment of the Company Options, the Company RSUs, the Retention RSUs and Company Capital Stock as provided under this Agreement and (C) true, correct and complete copies of all executed agreements and documents relating to the the Retention RSUs and Excess Promised Option RSUs (if any);
(ix)a certificate from the Secretary of State of Delaware dated within five Business Days of the Closing certifying that the Company is in good standing;
(x)a funds flow memorandum (including all amounts, payees, and wiring information) setting forth all payments to be made by or on behalf of Acquirer in respect of Unpaid Transaction Expenses, Company Debt and Expense Fund (the “Funds Flow”);
(xi)FIRPTA documentation, consisting of (A) a notice to the IRS, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), in substantially the form attached hereto as Exhibit G-1, dated as of the Closing Date and executed by the Company, together with written authorization for Acquirer to deliver such notice form to the IRS on behalf of the Company after the Closing, and (B) a FIRPTA Notification Letter, in substantially the form attached hereto as Exhibit G-2, dated as of the Closing Date and executed by the Company;
(xii)the Certificate of Merger, executed by the Company;
(xiii)the payoff letters described in Section 5.8(b);
(xiv)the Debt Settlement Agreements, if required pursuant to Section 5.9(c); and
(xv)audited financial statements of the Company for the nine-month period ended April 30, 2020 (including consolidated balance sheets, statements of operations and comprehensive loss, consolidated statements of redeemable convertible preferred stock and stockholders deficit, and consolidated statements of cash flows, and the related notes to the consolidated financial statements) (the “Audited Interim Financials”).
Receipt by Acquirer of any of the agreements, instruments, certificates or documents delivered pursuant to this Section 1.2(b) shall not be deemed to be an agreement by Acquirer or Merger Sub that the information or statements contained therein are true, correct or complete, and shall not diminish Acquirer’s or Merger Sub’s remedies hereunder if any of the foregoing agreements, instruments, certificates or documents are not true, correct or complete.
1.3Effect on Capital Stock, Options, Warrants and RSUs
(a)Treatment of Company Capital Stock, Company Options, Company Warrants and Company RSUs. Upon the terms and subject to the conditions set forth herein, at the Effective Time, by virtue of the Merger and without any action on the part of any party hereto, Company Stockholder, Company Optionholder, Company Warrantholder, Company RSU Holder or any other Person:
(i)Company Capital Stock. Each share of Company Capital Stock held by a Converting Holder immediately prior to the Effective Time (in each case, on an as-converted to Company Common Stock basis and after giving effect to any exercise of Company Options or Company Warrants and settlement of Company RSUs prior to the Effective Time, including any such settlement pursuant to Section 1.3(a)(iv), but excluding any Dissenting Shares and shares that are owned by the Company as treasury stock) shall be extinguished and cancelled and converted automatically into, and represent only, the right to receive, without interest and less any applicable and required Tax withholding, (A) an amount in cash equal to the Closing Per Share Consideration and (B) the Future Per Share Consideration, subject to the terms and conditions of Article VIII.
(ii)Company Options.
(A)Each Vested Company Option that is unexpired, unexercised and outstanding immediately prior to the Effective Time (after giving effect to Section 1.6) shall be terminated and cancelled at the Effective Time and shall not be assumed by Acquirer. Upon cancellation thereof, each Vested Company Option shall be converted into and represent the right to receive, without interest, with respect to each share of Company Common Stock underlying such Vested Company Option, (1) the Closing Per Option Consideration, and (2) the Future Per Option Consideration, subject to the terms and conditions of Article VIII. The amount of cash each Converting Holder holding Vested Company Options is entitled to receive for such Vested Company Options shall be rounded down to the nearest cent and will be reduced by any applicable payroll, income tax or other withholding Taxes. Any Vested Company Option outstanding immediately prior to the Effective Time that has a per share exercise price equal to or exceeding the Per Share Consideration shall be cancelled and extinguished without any conversion thereof or payment of any cash or other property or consideration therefor. Notwithstanding anything contained herein to the contrary, no portion of the Future Per Option Consideration with respect to a Vested Company Option shall be payable after the fifth anniversary of the Closing Date (unless otherwise permitted by Section 409A of the Code).
(B)Each Unvested Company Option held by a Continuing Employee that is unexpired, unexercised and outstanding immediately prior to the Effective Time, other than Performance Options, shall, on the terms and subject to the conditions set forth in this Agreement, be converted into and become an option with respect to Acquirer Common Stock, and Acquirer shall assume each such Unvested Company Option, in accordance with the terms of the Company Equity Plans and/or stock option agreement by which it is evidenced (including the vesting schedule and any vesting acceleration for each such Unvested Company Option, to the extent applicable), except that from and after the Effective Time: (1) Acquirer and its compensation committee shall be substituted for the Company and the Board, or such committee of the Board delegated authorization for, administering such Company Equity Plans, (2) each Unvested Company Option assumed by Acquirer pursuant to the terms herein shall not include an “early exercise” provision, regardless of whether the original Unvested Company Option included an “early exercise” provision, (3) each Unvested Company Option assumed by Acquirer may be exercised solely for shares of Acquirer Common Stock (or cash, if so provided under the terms of such Unvested Company Option or required or necessary for compliance reasons under Applicable Law), (4) the number of shares of Acquirer Common Stock subject to each Unvested Company Option assumed by Acquirer shall be equal to the number of shares of Company Common Stock subject to each such Unvested Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share and (5) the per share exercise price under each such Unvested Company Option assumed by Acquirer shall be adjusted by dividing the per share exercise price under each such Unvested Company Option by the Exchange Ratio and rounding up to the nearest cent; provided that with respect to any Unvested Company Option outstanding immediately prior to the Effective Time that has a per share exercise price equal to or exceeding the Per Share Consideration, such Unvested Company Option shall not be assumed by Acquirer and shall automatically terminate as of the Effective Time. In addition, it is intended that each such Unvested Company Option that is an “incentive stock option” immediately prior to the Effective Time shall remain an incentive stock option under Section 422 of the Code and along with each nonqualified stock option shall be adjusted as required by Section 424 of the Code and Section 409A of the Code and the Treasury Regulations thereunder, so as not to constitute a modification, extension or renewal of the option, within the meaning of Section 424(h) of the Code and the Treasury Regulations under Section 409A of the Code, or otherwise result in adverse tax treatment or penalties under Section 424 of the Code or Section 409A of the Code, and clauses (4) and (5) of the first sentence of this Section 1.3(a)(ii)(B) shall be modified to the extent necessary to ensure such compliance.
(C)Notwithstanding anything to the contrary herein, Acquirer will not assume (1) Unvested Company Options held by Non-Continuing Employees or (2) Unvested Company Options that are Performance Options. All such Unvested Company Options that are unexpired, unexercised and outstanding immediately prior to the Effective Time shall be cancelled and extinguished at the Effective Time without any present or future right to receive any portion of the Total Consideration.
(iii)Company Warrants. Each Company Warrant that is unexpired, unexercised and outstanding immediately prior to the Effective Time shall be terminated and cancelled at the Effective Time and shall not be assumed by Acquirer. Upon cancellation thereof, each Company Warrant shall be converted into and represent the right to receive, without interest, with respect to each share of Company Capital Stock underlying such Company Warrant, (A) an amount in cash equal to the Closing Per Warrant Consideration, and (B) the Future Per Warrant Consideration, subject to the terms and conditions of Article VIII. The amount of cash each Converting Holder holding Company Warrants is entitled to receive for such Company Warrants shall be rounded down to the nearest cent and will be reduced by any applicable payroll, income tax or other withholding Taxes. Any Company Warrants outstanding immediately prior to the Effective Time that have an exercise price exceeding the Per Share Consideration shall be cancelled and extinguished without any conversion thereof or payment of any cash or other property or consideration therefor.
(iv)Company RSUs.
(A)Company RSUs other than Excess Promised Option RSUs. Each Company RSU (excluding Excess Promised Option RSUs, which shall be treated as set forth below) that is outstanding immediately prior to the Effective Time shall vest immediately prior to the Effective Time in accordance with its terms and shall be settled immediately upon such vesting. Each share of Company Common Stock received in settlement of a Company RSU shall be treated as an outstanding share of Company Common Stock as of immediately prior to the Effective Time for purposes of this Agreement, including Section 1.3(a)(i). Any amounts due in respect of such Company RSUs, including any applicable and required income or employment Tax withholding, shall be automatically deducted without further action of the Company RSU Holder from amounts otherwise payable to such Company RSU Holder on the Closing Date. All such Company RSUs shall be taxed in full at the time of such settlement.
(B)Excess Promised Option RSUs. Each Excess Promised Option RSU held by a Continuing Employee that is outstanding immediately prior to the Effective Time shall, on the terms and subject to the conditions set forth in this Agreement, be converted into and become a restricted stock unit with respect to Acquirer Common Stock, and Acquirer shall assume each such Excess Promised Option RSU, in accordance with the terms of the Company’s 2014 Equity Incentive Plan and/or restricted stock unit agreement by which it is evidenced (including the vesting schedule and any vesting acceleration for each such Excess Promised Option RSU, to the extent applicable), except that from and after the Effective Time: (i) Acquirer and its compensation committee shall be substituted for the Company and the Board, or such committee of the Board delegated authorization for, administering such Company Equity Plans, (ii) each Excess Promised Option RSU assumed by Acquirer pursuant to the terms herein may be settled solely in shares of Acquirer Common Stock, and (iii) the number of shares of Acquirer Common Stock subject to each Excess Promised Option RSU assumed by Acquirer shall be equal to the number of shares of Company Common Stock subject to each such Excess Promised Option RSU immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share. Notwithstanding anything to the contrary herein, Acquirer will not assume Excess Promised Option RSUs held by Non-Continuing Employees. All such Excess Promised Option RSUs held by Non-Continuing Employees, if any, that are outstanding immediately prior to the Effective Time shall be cancelled and extinguished at the Effective Time without any present or future right to receive any portion of the Total Consideration.
(b)Treatment of Retention RSUs. Upon the terms and subject to the conditions set forth herein, at the Effective Time, by virtue of the Merger and without any action on the part of any party hereto, Retention RSU Holder or any other Person, each Retention RSU held by a Continuing Employee that is outstanding immediately prior to the Effective Time shall, on the terms and subject to the conditions set forth in this Agreement, be converted into and become a restricted stock unit with respect to Acquirer Common Stock, and Acquirer shall assume each such Retention RSU, in accordance with the terms of the Company’s 2014 Equity Incentive Plan and/or restricted stock unit agreement by which it is evidenced (including the vesting schedule and any vesting acceleration for each such Retention RSU, to the extent applicable), except that from and after the Effective Time: (i) Acquirer and its compensation committee shall be substituted for the Company and the Board, or such committee of the Board delegated authorization for, administering such Company Equity Plans, (ii) each Retention RSU assumed by Acquirer pursuant to the terms herein may be settled solely in shares of Acquirer Common Stock, and (iii) the number of shares of Acquirer Common Stock subject to each Retention RSU assumed by Acquirer shall be equal to the number of shares of Company Common Stock subject to each such Retention RSU immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share. Notwithstanding anything to the contrary herein, Acquirer will not assume Retention RSUs held by Non-Continuing Employees. All such Retention RSUs held by Non-Continuing Employees that are outstanding immediately prior to the Effective Time shall be cancelled and extinguished at the Effective Time without any present or future right to receive any consideration. For the avoidance of doubt, the consideration payable in respect of the Retention RSUs shall not be deemed a portion of the Total Consideration and shall have no impact on the calculation of the Per Share Consideration, Per Option Consideration or Per Warrant Consideration.
(c)Treatment of Company Capital Stock Owned by the Company. At the Effective Time, all shares of Company Capital Stock that are owned by the Company as treasury stock immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof or payment of any cash or other property or consideration therefor and shall cease to exist.
(d)Treatment of Merger Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Acquirer, Merger Sub or any other Person, each share of capital stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation (and the shares of the Surviving Corporation into which the shares of Merger Sub capital stock are so converted shall be the only shares of the Surviving Corporation’s capital stock that are issued and outstanding immediately after the Effective Time). From and after the Effective Time, each certificate evidencing ownership of a number of shares of Merger Sub capital stock will evidence ownership of such number of shares of common stock of the Surviving Corporation.
(e)Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Capital Stock or Acquirer Common Stock occurring after the Agreement Date and prior to the Effective Time, all references herein to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.
(f)Appraisal Rights. Notwithstanding anything to the contrary contained herein, any Dissenting Shares shall not be converted into the right to receive the Closing Per Share Consideration and the Future Per Share Consideration but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Dissenting Shares pursuant to the DGCL or the California Corporations Code, as applicable (“CCC”). Each holder of Dissenting Shares who, pursuant to the DGCL or CCC, to the extent applicable, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with the DGCL or CCC, to the extent applicable (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, then any such shares shall immediately be deemed to have converted at the Effective Time into the right to receive the Closing Per Share Consideration and the Future Per Share Consideration as if such shares never had been Dissenting Shares, and Acquirer shall cause the Paying Agent to deliver to the holder thereof, subject to compliance with Section 1.4, the applicable portion of the Closing Payment as if such shares never had been Dissenting Shares. The Company or the Stockholders’ Agent shall provide to Acquirer (i) prompt notice of any demands for appraisal or purchase received by the Company or the Stockholders’ Agent, withdrawals of such demands and any other instruments related to such demands served pursuant to the DGCL or CCC, to the extent applicable, and received by the Company and (ii) the right to direct all negotiations and proceedings with respect to such demands under the DGCL or CCC, to the extent applicable. The Company (prior to the Effective Time) or the Stockholders’ Agent (after the Effective Time), as applicable, shall not, except with the prior written consent of Acquirer (such consent not to be unreasonably withheld, conditioned or delayed), or as otherwise required under the DGCL or CCC, to the extent applicable, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares. Subject to Section 8.2, the payout of consideration under this Agreement to the Converting Holders (other than in respect of Dissenting Shares, which shall be treated as provided in this Section 1.3(f) and under the DGCL or CCC, to the extent applicable) shall not be affected by the exercise or potential exercise of appraisal rights or dissenters’ rights under the DGCL or CCC, to the extent applicable, by any other Company Stockholder.
(g)Rights Not Transferable. The rights of the Company Securityholders under this Agreement as of immediately prior to the Effective Time are personal to each such Company Securityholder and shall not be transferable for any reason, other than by operation of law, will or the laws of descent and distribution without action taken by or on behalf of such Company Securityholder. Any attempted transfer of such right by any holder thereof (other than as permitted by the immediately preceding sentence) shall be null and void.
(h)No Interest. Notwithstanding anything to the contrary contained herein, except as provided in the Escrow Agreement with respect to the cash amounts in the Escrow Fund, no interest shall accumulate on any cash payable in connection with the consummation of the Merger or the other Transactions.
1.4Payment Procedures
(a)Closing Payment Fund. As soon as reasonably practicable (and in any event within one (1) Business Day) after the Effective Time, Acquirer shall cause to be deposited with Citibank, N.A. or other bank or trust company as Acquirer and the Company may mutually agree (the “Paying Agent”) in accordance with the paying agent agreement between the Paying Agent and Acquirer, for the benefit of (i) the Company Stockholders, (ii) Company Optionholders holding Vested Company Options and (iii) holders of outstanding Company Warrants, in each case as of immediately prior to the Effective Time, cash in an amount equal to (A) the Closing Payment minus (B) the aggregate Closing Per Option Consideration payable to holders of Vested Company Options, who are subject to income or employment Tax withholding by Acquirer or the Company (which will be paid in accordance with Section 1.4(c)(i)) (the “Closing Payment Fund”). Any earnings from investment of the Closing Payment Fund accruing pending disbursement shall be the sole and exclusive property of Acquirer and no part of such earnings shall accrue to the benefit of any Converting Holders.
(b)Surrender of Certificates.
(i)As soon as reasonably practicable (and in any event within two (2) Business Days) after the Effective Time, to the extent not previously delivered, Acquirer shall, or shall cause the Paying Agent to, mail or e-mail a letter of transmittal in customary form together with instructions for use thereof in the form attached hereto as Exhibit H (the “Letter of Transmittal”) to every holder of record of Company Capital Stock that was issued and outstanding immediately prior to the Effective Time (to their addresses set forth opposite such holder’s name on the Spreadsheet). The Letter of Transmittal shall specify that delivery of the certificates or instruments that immediately prior to the Effective Time represented issued and outstanding Company Capital Stock (the “Certificates”), if any, shall be effected, and risk of loss and title to the Certificates shall pass, only upon receipt thereof by the Paying Agent (or, in the case of any lost, stolen or destroyed Certificate, compliance with Section 1.4(b)(iii)), together with a properly completed and duly executed Letter of Transmittal, duly executed on behalf of each Person effecting the surrender of such Certificates. Notwithstanding anything to the contrary contained in this Agreement, any Company Stockholder holding shares in book-entry form only, as set forth on the Spreadsheet (the “Book-Entry Shares”) shall not be required to deliver a Certificate to the Paying Agent to receive his, her or its portion of the Closing Payment.
(ii)Upon delivery to the Paying Agent of a properly completed and duly executed Letter of Transmittal and any other documentation required thereby (including any required tax forms), together with, in the case of shares of Company Capital Stock that are not Book-Entry Shares, a Certificate, (A) such Certificate, if applicable, shall be cancelled and (B) as soon as reasonably practicable after the date of such delivery, the holder of record of such Certificate or Book-Entry Shares shall be entitled to receive from the Paying Agent (by check or wire transfer of same-day funds) such holder’s portion of the Closing Payment (less any applicable Tax withholding).
(iii)If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by a Converting Holder claiming such document to be lost, stolen or destroyed and, if required by the Paying Agent, the payment of any reasonable fees and the posting by such Converting Holder of a bond in such reasonable amounts as the Paying Agent may require as indemnity against any claim that may be made against it with respect to such document, the Paying Agent will pay in exchange for such lost, stolen or destroyed document such Converting Holder’s portion of the Closing Payment.
(c)Surrender of Company Options.
(i)As soon as reasonably practicable after the Effective Time (and in any event on or prior to the earlier of 30 days following the Closing and December 31st of the year of the Closing), the Surviving Corporation, at the direction of Acquirer, shall cause the aggregate Closing Per

Option Consideration in respect of Vested Company Options held by Company Optionholders who are subject to income or employment Tax withholding by Acquirer or the Company to be paid to such Company Optionholders through the Surviving Corporation’s payroll system and in accordance with standard payroll practices (including withholding for applicable Taxes).
(ii)As soon as reasonably practicable (and in any event within two (2) Business Days) after the Effective Time, to the extent not previously delivered, Acquirer shall, or shall cause the Paying Agent to, mail or e-mail, to each holder of Vested Company Options as of the Effective Time, who is not subject to income or employment Tax withholding by Acquirer or the Company and who is to receive his or her portion of the Closing Payment from the Paying Agent, a Letter of Transmittal to the address set forth opposite such holder’s name on the Spreadsheet. As soon as reasonably practicable after the date of delivery to the Paying Agent of a properly completed and duly executed Letter of Transmittal and any other documentation required thereby (including any required tax forms), the holder of record of such Vested Company Options shall be entitled to receive from the Paying Agent (by check or wire transfer of same-day funds) such holder’s portion of the Closing Payment (less any applicable Tax withholding).
(d)Surrender of Company Warrants. As soon as reasonably practicable after (and in any event within two (2) Business Days) after the Effective Time, to the extent not previously delivered, Acquirer shall, or shall cause the Paying Agent to, to each holder of Company Warrants as of the Effective Time a Letter of Transmittal to the address set forth opposite such holder’s name on the Spreadsheet. As soon as reasonably practicable after the date of delivery to the Paying Agent of a properly completed and duly executed Letter of Transmittal and any other documentation required thereby (including any required tax forms), the holder of record of such Company Warrants shall be entitled to receive from the Paying Agent (by check or wire transfer of same-day funds) such holder’s portion of the Closing Payment (less any applicable Tax withholding).
(e)Escrow Amount. Acquirer shall deposit the Escrow Amount with the Escrow Agent pursuant to Section 8.1. The Escrow Fund shall constitute partial security for the benefit of Acquirer (on behalf of itself or any other Indemnified Person) with respect to any indemnification obligations of the Converting Holders under Article VIII, and shall be held and distributed in accordance with Section 8.1. The adoption of this Agreement and the approval of the Merger by the Company Stockholders shall constitute, among other things, approval of the deposit of the Escrow Amount and the appointment of the Stockholders’ Agent. The Parties agree that, for Tax reporting purposes, (1) the Acquirer shall be treated as the owner of the Escrow Fund, and all interest and other income earned on the Escrow Fund shall be reported as having been earned by Acquirer, whether or not such income was disbursed during such calendar year until the distribution of the Escrow Amount (or portions thereof) is determined, and (2) (a) the Escrow Amount (other than the portion deposited with respect to holders of Vested Company Options) shall qualify for installment sale reporting under Section 453 of the Code and (b) the portion of the Escrow Amount deposited with respect to holders of Vested Company Options shall not be compensation or wages, or subject to withholding as such, unless and until such amount (or any part thereof) is paid to the former holders of such Vested Company Options, and no party hereto shall take any action or filing position inconsistent with such characterizations. At the end of September 2020 and each calendar quarter thereafter, and immediately before the final distribution of the Escrow Fund, the Escrow Agent shall promptly transfer to Acquirer by wire transfer of immediately available funds an amount equal to the product of 21% multiplied by the amount of accrued interest or income earned on the Escrow Fund since the last payment date under this Section 1.4(e).

(f)Expense Fund. Notwithstanding anything to the contrary in the other provisions of this Article I, Acquirer shall deposit (or cause to be deposited) the amount of the Expense Fund with the Stockholders’ Agent pursuant to Section 8.7(d). The adoption of this Agreement and the approval of the Merger by the Company Stockholders shall constitute, among other things, approval of the deposit of the Expense Fund by the Converting Holders. The parties agree that, for Tax reporting purposes, the Converting Holders shall be treated as the owner of the Expense Fund and the Expense Fund shall not earn any interest or other income.
(g)Transfers of Ownership. If any cash amount payable pursuant to Section 1.3(a) is to be paid to a Person other than the Person to which the Certificate, Book-Entry Shares, Company Option or Company Warrant surrendered in exchange therefor is registered, it shall be a condition of the payment thereof that such Certificate, Book-Entry Shares, Company Option or Company Warrant shall be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange shall have paid to Acquirer or any agent designated by Acquirer any transfer or other Taxes required by reason of the payment of cash in any name other than that of the registered holder of such Certificate, Book-Entry Shares, Company Option or Company Warrant, or established to the satisfaction of Acquirer or any agent designated by Acquirer that such Tax has been paid or is not payable.
(h)Distribution of Future Payments. After the Closing, if and only if an amount is released from the Escrow Fund or the Expense Fund pursuant to Article VIII, in each case, to the Converting Holders, then Acquirer, the Escrow Agent or the Stockholders’ Agent, as applicable, shall deposit with the Paying Agent such released amount in accordance with the paying agent agreement, for payment through the Paying Agent for further distribution to the Converting Holders (or, in the case of former Company Optionholders holding Vested Company Options who are subject to income or employment Tax withholding by Acquirer or the Surviving Corporation, through Acquirer’s or the Surviving Corporation’s payroll system) in accordance with each Converting Holder’s Pro Rata Share. Any earnings from investment of such released amounts accruing pending disbursement shall be the sole and exclusive property of Acquirer and no part of such earnings shall accrue to the benefit of the Converting Holders.
(i)Unclaimed Consideration. Each holder of a Certificate, Book-Entry Shares or document or instrument representing a Company Option or Company Warrant who has not theretofore complied with the exchange procedures set forth in and contemplated by this Section 1.4 shall look only to Acquirer (subject to abandoned property, escheat and similar Applicable Law) for such holder’s claim, only as a general unsecured creditor of Acquirer, to any portion of the Total Consideration payable pursuant to Section 1.3(a) in respect of such Certificate, Book-Entry Shares or document or instrument representing a Company Option or Company Warrant. Notwithstanding anything to the contrary contained herein, if any Certificate has not been surrendered or Letter of Transmittal has not been delivered in accordance with the terms of this Section 1.4 prior to the earlier of (1) the first anniversary of the Effective Time and (2) such date on which the applicable portion of the Closing Payment payable pursuant to Section 1.3(a) in respect of such Certificate, Book-Entry Shares or document or instrument representing a Company Option or Company Warrant would otherwise escheat to, or become the property of, any Governmental Entity, any amounts payable in respect of such Certificate, Book-Entry Shares or document or instrument representing a Company Option or Company Warrant shall, to the extent permitted by Applicable Law, become the property of Acquirer, free and clear of all claims or interests of any Person previously entitled thereto.

(j)No Liability. Notwithstanding anything to the contrary in this Section 1.4, no party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Law.
1.5No Further Ownership Rights in the Company Capital Stock, Company Options, Company Warrants, Company RSUs or Retention RSUs
(a)The Closing Per Share Consideration and the Future Per Share Consideration, the Closing Per Option Consideration and the Future Per Option Consideration and the Closing Per Warrant Consideration and the Future Per Warrant Consideration, as the case may be, paid or payable following the surrender for exchange of the Certificates, Book-Entry Shares, Vested Company Options, Company RSUs (other than Excess Promised Option RSUs) and Company Warrants in accordance with this Agreement shall be paid or payable in full satisfaction of all rights pertaining to the shares of Company Capital Stock represented by such Certificates or Book-Entry Shares or issuable pursuant to such Vested Company Options, Company RSUs (other than Excess Promised Option RSUs) or Company Warrants, as applicable, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock, Vested Company Options, Company RSUs (other than Excess Promised Option RSUs) or Company Warrants that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate, Book-Entry Shares or document or instrument representing a Vested Company Option, a Company RSU (other than Excess Promised Option RSUs) or a Company Warrant is presented to the Surviving Corporation for any reason, such Certificate, Book-Entry Shares, document or instrument (and the underlying shares of Company Common Stock, Vested Company Options, Company RSUs (other than Excess Promised Option RSUs) and Company Warrants) shall be cancelled and exchanged as provided in this Article I.
(b)The conversion into stock options with respect to Acquirer Common Stock pursuant to Section 1.3(a)(ii)(B) shall be in full satisfaction of all rights pertaining to the shares of Company Capital Stock issuable pursuant to Unvested Company Options, and the conversion into restricted stock units with respect to Acquirer Common Stock pursuant to Sections 1.3(a)(iv)(B) and 1.3(b) shall be in full satisfaction of all rights pertaining to the shares of Company Capital Stock issuable pursuant to Retention RSUs and Excess Promised Option RSUs, if any, respectively, and there shall be no further registration of transfers on the records of the Surviving Corporation of any Unvested Company Option, Excess Promised Option RSU or Retention RSU that was issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, any document or instrument representing an Unvested Company Option, Excess Promised Option RSU or Retention RSU is presented to the Surviving Corporation for any reason, such document or instrument (and the underlying Unvested Company Option, Excess Promised Option RSUs or Retention RSUs) shall be cancelled and converted as provided in Section 1.3(b).
1.6Holdback Consideration. The Acquirer, the Company and the Holdback Participant hereby agree to the terms set forth on Schedule 1.6.
1.7Tax Consequences. Neither Acquirer nor Merger Sub makes any representations or warranties to the Company or to any Company Securityholder regarding the Tax treatment of the Merger, or any of the Tax consequences to the Company or any Company Securityholder of this Agreement, the Merger or the other Transactions or the other agreements contemplated by this Agreement. The Company acknowledges that the Company and the Company Securityholders are relying solely on their own Tax advisors in connection with this Agreement, the Merger and the other Transactions and the other agreements contemplated by this Agreement.

1.8Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be paid by the applicable Company Securityholder when due, and such Company Securityholder shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees.
1.9Withholding Rights. Each of Acquirer, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any payments of cash pursuant to this Agreement to any Continuing Employee or any holder of any shares of Company Capital Stock, Company Options or Company Warrants such amounts in cash as Acquirer, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to any such payments under the Code or any provision of state, local, provincial or foreign Tax law. To the extent that amounts are so deducted or withheld, such deducted and withheld amounts shall be (i) remitted promptly to the appropriate Tax Authority, and (ii) treated for all purposes of this Agreement as having been paid to such Persons in respect of which such deduction and withholding was made, and Acquirer shall provide proof of such deducted and withheld amounts to such Persons.
1.10Taking of Necessary Action; Further Action. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, and possession of, all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the Surviving Corporation are fully authorized, in the name and on behalf of the Company or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.
ARTICLE II.
Representations and Warranties of the Company
Subject to the disclosures set forth in the disclosure letter of the Company delivered to Acquirer concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (each of which disclosures, in order to be effective, shall clearly indicate the Section and, if applicable, the Subsection of this Article II to which it relates (unless and only to the extent the relevance to other representations and warranties is reasonably apparent from the actual text of the disclosures without any reference to extrinsic documentation or any independent knowledge on the part of the reader regarding the matter disclosed), the Company represents and warrants to Acquirer as follows:
2.1Organization, Standing, Power and Subsidiaries.
(a)The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware. Each Subsidiary is duly organized, validly existing and, where applicable, in good standing under the laws of its jurisdiction of organization. The Company and each Subsidiary has the corporate or similar power to own, operate, use, distribute and lease its properties and to conduct the Business. The Company and each Subsidiary is duly licensed or qualified to do business and, to the extent applicable, is in good standing in each jurisdiction where the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its activities makes such qualification or licensing necessary to the Business of the Company or its applicable Subsidiary, except where the failure to be so qualified or licensed or in good standing, individually or in the aggregate with any other such failures, would not reasonably be expected to result in a Material Adverse Effect with respect to the Company. Schedule 2.1(a) of the Company Disclosure Letter sets forth a true, correct and complete list of each Subsidiary. The Company is the owner of all of the issued and outstanding shares of capital stock of each Subsidiary, free and clear of all Encumbrances (other than restrictions pursuant to applicable securities laws), and all such shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to any preemptive right or right of first refusal created by statute, the certificate of incorporation and bylaws or other equivalent organizational or governing documents, as applicable, of such Subsidiary or any Contract to which such Subsidiary is a party or by which it is bound. There are no outstanding subscriptions, options, warrants, “put” or “call” rights, exchangeable or convertible securities or other Contracts of any character relating to the issued or unissued capital stock or other securities of any Subsidiary, or otherwise obligating the Company or any Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire or sell any such securities. The Company does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any Person, other than the Subsidiaries listed in Schedule 2.1(a) of the Company Disclosure Letter.
(b)Schedule 2.1(b) of the Company Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of: (i) the names of the members of the Board (or similar body), (ii) the names of the members of each committee of the Board (or similar body) and (iii) the names and titles of the officers of the Company.
2.2Capital Structure.
(a)The authorized Company Capital Stock consists solely of (i) 127,763,000 shares of Company Common Stock and (ii) 65,734,205 shares of Company Preferred Stock, (A) 17,304,000 of which are designated as Company Series A Stock, (B) 7,081,058 of which are designated as Company Series B Stock, (C) 9,274,536 of which are designated as Company Series C Stock, (D) 5,588,313 of which are designated as Company Series D Stock and (E) 26,486,298 of which are designated as Company Series F Stock. A total of 19,494,388 shares of Company Common Stock and 17,023,562 shares of Company Series A Stock, 6,749,074 shares of Company Series B Stock, 7,986,317 shares of Company Series C Stock, 5,277,229 shares of Company Series D Stock and 25,989,431 shares of Company Series F Stock are issued and outstanding as of the Agreement Date, and there are no other issued and outstanding shares of Company Capital Stock and no commitments or Contracts to issue any shares of Company Capital Stock other than pursuant to the exercise of Company Options under the Company Equity Plans that are outstanding as of the Agreement Date, the settlement of Company RSUs under the Company Equity Plans that are outstanding as of the Agreement Date, the exercise of Company Warrants that are outstanding as of the Agreement Date or the settlement of Retention RSUs and Excess Promised Option RSUs (if any), when issued, under the Company Equity Plans. The Company holds no treasury shares. Schedule 2.2(a) of the Company Disclosure Letter sets forth, as of the Agreement Date, (i) a true, correct and complete list of the Company Stockholders and the number and type of such shares so owned by such Company Stockholder and (ii) the number of shares of Company Common Stock that would be owned by such Company Stockholder assuming conversion of all shares of convertible Company Preferred Stock so owned by such Person after giving effect to all anti-dilution and similar adjustments. All issued and outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any outstanding subscriptions, preemptive rights or “put” or “call” rights created by statute, the Certificate of Incorporation, the Bylaws or any Contract to which the Company is a party or by which the Company is bound. The Company has conducted all repurchases (including by way of a tender offer) and redemptions of shares of the Company Capital Stock in compliance with all Applicable Laws, including applicable federal and state securities laws. None of the Company’s issued and outstanding shares of Company Capital Stock is subject to a vesting schedule and/or repurchase rights. The Company has never declared or paid any dividends on any shares of

Company Capital Stock. There is no liability for dividends accrued and unpaid by the Company. The Company is not under any obligation to register under the Securities Act or any other Applicable Law any shares of Company Capital Stock, any Equity Interests or any other securities of the Company, whether currently outstanding or that may subsequently be issued. . Each share of Company Preferred Stock is convertible into a share of Company Common Stock on a one-for-one basis. All issued and outstanding shares of Company Capital Stock, Company Options, Company RSUs and Company Warrants were issued in compliance with Applicable Law and all requirements set forth in the Certificate of Incorporation, the Bylaws and any applicable Contracts to which the Company is a party or by which the Company or any of its assets is bound.
(b)As of the Agreement Date, the Company has reserved 57,627,105 shares of Company Common Stock for issuance to employees, non-employee directors and consultants pursuant to the Company Equity Plans, of which 35,196,774 shares are subject to outstanding and unexercised Company Options, 314,000 are subject to outstanding Company RSUs, and 3,187,576 shares remain available for issuance thereunder. Schedule 2.2(b) of the Company Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of (i) all Company Optionholders, and each Company Option, whether or not granted under the Company Equity Plans, including the number of shares of Company Capital Stock subject to each Company Option, the number of such shares that are vested or unvested, the “date of grant” of such Company Option (as defined under Treasury Regulation 1.409A-1(b)(5)(vi)(B)), the vesting commencement date, the vesting schedule (and the terms of any acceleration thereof), the exercise price per share, the Tax status of such Company Option under Section 422 of the Code (or any applicable foreign Tax law providing favorable tax treatment), the term of each Company Option, the Company Equity Plan from which such Company Option was granted (if any) and the country and, if applicable, state of residence of such Company Optionholder as and to the extent reflected in the Company’s books and records as of the Agreement Date, and (ii) all Company RSU Holders, and each Company RSU, whether or not granted under the Company Equity Plans, including the number of shares of Company Capital Stock subject to each Company RSU, the number of such shares that are vested or unvested, the date of grant of such Company RSU, the vesting commencement date, the vesting schedule, including any performance conditions (and the terms of any acceleration thereof), the Company Equity Plan from which such Company RSU was granted (if any) and the country and state of residence of such Company RSU Holder as and to the extent reflected in the Company’s books and records as of the Agreement Date. All Company Options listed on Schedule 2.2(b) of the Company Disclosure Letter that are denoted as incentive stock options under Section 422 of the Code so qualify. In addition, Schedule 2.2(b) of the Company Disclosure Letter indicates, as of the Agreement Date, which Company Optionholders and Company RSU Holders are Persons that are not employees of the Company or any Subsidiary (including non-employee directors, consultants, advisory board members, vendors, service providers or other similar Persons), including a description of the relationship between each such Person and the Company or applicable Subsidiary. True, correct and complete copies of each Company Equity Plan, all sub-plans relating to such Company Equity Plan, template forms and agreements adopted under the Company Equity Plans, and executed copies of all Contracts relating to any equity awards that (x) have not fully vested as of the Agreement Date and provide for potential accelerated vesting in connection with the Transactions, (y) were issued to Key Employees of the Company, or (z) otherwise materially deviate from the terms of the template forms and agreements adopted under the Company Equity Plans, in each case have been made available to Acquirer, and such Company Equity Plans and Contracts have not been amended, modified or supplemented since being made available to Acquirer (other than and to the extent amended, modified or supplemented in accordance with the terms of Section 4.2). The terms of the Company Equity Plans permit the treatment of Company Options and Company RSUs as provided herein, without notice to, or the consent or approval of, the Company Optionholders, the Company RSU Holders, the Company Stockholders or otherwise and without any acceleration of the exercise or settlement schedule or vesting provisions in effect for such Company Options or Company RSUs. As of the Agreement Date there are no, and as of immediately prior to the Closing there will be no, Company Options that have an exercise price equal to or greater than the Per Share Consideration.
(c)Schedule 2.2(c) of the Company Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all Company Warrantholders, including the number of shares and type of Company Capital Stock subject to each Company Warrant, the date of grant, the exercise or vesting schedule (and the terms of right to any acceleration thereof), the exercise price per share and the term of each Company Warrant. True, correct and complete copies of each Company Warrant have been made available to Acquirer, and such Company Warrants have not been amended or supplemented since being made available to Acquirer, and there are no Contracts providing for the amendment or supplement of such Company Warrants. The terms of the Company Warrants permit the treatment of Company Warrants as provided herein, without notice to, or the consent or approval of, the Company Warrantholders, the Company Stockholders or otherwise and without any acceleration of the exercise schedule or vesting provisions in effect for such Company Warrants.
(d)As of the Agreement Date, there are no authorized, issued or outstanding Equity Interests of the Company other than shares of Company Capital Stock, Company Options, Company Warrants and Company RSUs. Other than as set forth on Schedules 2.2(a), 2.2(b), 2.2(c) or 2.2(e) of the Company Disclosure Letter or pursuant to Section 5.9(f), as of the Agreement Date, no Person has any Equity Interests of the Company (including Company Options and Company RSUs), stock appreciation rights, stock units, share schemes, calls or rights, or is party to any Contract to which the Company is a party or by which it or its assets is bound, (i) obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests of the Company or other rights to purchase or otherwise acquire any Equity Interests of the Company, whether vested or unvested, or (ii) obligating the Company to grant, extend, accelerate the vesting or repurchase rights of, change the price of, or otherwise amend or enter into any such Company Option, Company Warrant, Company RSU, call, right or Contract.
(e)No Company Debt (i) granting its holder the right to vote on any matters on which any Company Securityholder may vote (or that is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from capital or voting stock of the Company, is issued or outstanding as of the Agreement Date (collectively, the “Company Voting Debt”).
(f)There are no Contracts relating to the voting, purchase, sale or transfer of any Company Capital Stock (i) between the Company and any one or more Company Securityholders, in each case that are currently in effect or provide for any current or future obligations on the part of any party thereto, other than written Contracts granting the Company the right to purchase unvested shares upon termination of employment or service, and (ii) to the knowledge of the Company, between or among any of the Company Securityholders. Other than as set forth on Schedule 2.2(f) of the Company Disclosure Letter and the Certificate of Incorporation, there are no Contracts between or among the Company and any Company Securityholder providing any Company Securityholder with any rights of first refusal, rights to any liquidation preference, redemption rights, conversion rights or right of notice of any of the Transactions. Neither the Company Equity Plans nor any Contract to which the Company or any Subsidiary is a party to or by which the Company or any Subsidiary or any of their respective assets is bound relating to any Company Options, Company RSUs or Retention RSUs requires or otherwise provides for any accelerated vesting of any Company Options, Company RSUs or Retention RSUs or the acceleration of any other benefits thereunder, in each case in connection with the Transactions or upon termination of employment or service with the Company or any Subsidiary, or any other event, whether before, upon or following the Effective Time or otherwise.
(g)As of the Closing, other than any Retention RSUs, (i) the number of shares of Company Capital Stock set forth in the Spreadsheet as being owned by a Person, or subject to Company Options, Company RSUs or Company Warrants owned by such Person, will constitute the entire interest of such Person in the issued and outstanding Company Capital Stock or any other Equity Interests of the Company and (ii) no Person not disclosed in the Spreadsheet will have a right to acquire from the Company any shares of Company Capital Stock, Company Options, Company RSUs, Company Warrants or any other Equity Interests of the Company.
(h)Schedule 2.2(h) of the Company Disclosure Letter identifies each employee of the Company or any Subsidiary or other Person with an offer letter or other Contract or Company Employee Plan that contemplates a grant of, or right to purchase or receive: (i) options to purchase shares of Company Common Stock or other equity awards with respect to Company Capital Stock or (ii) other securities of the Company, that in each case, have not been issued or granted as of the Agreement Date, together with the number of such options, other equity awards or other securities and any promised terms thereof.
2.3Authority; Non-contravention.
(a)The Company has all requisite corporate power and authority to enter into and deliver this Agreement and the other Company Transaction Documents and, subject to obtaining the Company Stockholder Approval set forth in the Written Consent, to consummate the Merger and the other Transactions. The execution, delivery and performance of this Agreement and the other Company Transaction Documents and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of the Company (other than, in the case of the consummation of the Merger, obtaining the Company Stockholder Approval set forth in the Written Consent and the filing and recordation of appropriate documents as required by the DGCL). This Agreement and each Company Transaction Document has been, or if applicable, as of the Closing will be, duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of such Transaction Document by the other parties thereto, constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms subject only to the effect, if any, of (i) applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The Board, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the Board, has (i) declared that this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Company Stockholders, (ii) approved this Agreement and the Transactions in accordance with Applicable Law and (iii) directed that the adoption of this Agreement and approval of the Merger be submitted to the Company Stockholders for consideration and recommended that all of the Company Stockholders adopt this Agreement and approve the Merger. The affirmative votes of (1) the holders of at least a majority of the outstanding shares of Company Common Stock and Company Preferred Stock (voting together as a single voting class on an as-converted to Company Common Stock basis), (2) the holders of at least a majority of the outstanding shares of the Company Preferred Stock (voting together as a single class and not as separate series, on an as-converted to Company Common Stock basis) and (3) the holders of at least a majority of the outstanding shares of the Company Common Stock (voting together as a single class) are the only votes of the holders of Company Capital Stock necessary to adopt this Agreement and approve the Merger under Applicable Law, the Certificate of Incorporation and the

Bylaws, each as in effect at the time of such adoption and approval (collectively, the “Company Stockholder Approval”). The Written Consent, when executed and delivered, will satisfy the Company Stockholder Approval. Prior to their execution of the Written Consent, each signatory thereto shall have received from the Company all information required by Applicable Law.
(b)The execution and delivery of this Agreement and the other Company Transaction Documents by the Company does not, and the consummation of the Transactions will not, (i) result in the creation of any Encumbrance on any of the material assets of the Company or any Subsidiary or any of the shares of Company Capital Stock or (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the certificate of incorporation or bylaws or other equivalent organizational or governing documents of the Company or any Subsidiary, in each case as amended to date, (B) any Material Contract or (C) assuming the making of all required registrations, declarations, notices, or filings as described in Section 2.3(d) and the receipt of all required consents, approvals, Orders, authorizations, or waiting period expirations or terminations as described in Section 2.3(c), any Applicable Law.
(c)No consent, approval, Order or authorization of, waiting period expiration or termination, or registration, declaration or filing with, or notice to, any Governmental Entity, employee representative body, including any works council, union or employee delegate, or any other Person is required by or with respect to the Company or any Subsidiary in connection with the execution and delivery of this Agreement or any other Company Transaction Document or the consummation of the Transactions, except for (i) the filing of the Certificate of Merger, as provided in Section 1.1(d), (ii) such filings and notifications as may be required to be made by the Company in connection with the Merger and the other Transactions under the HSR Act and other applicable Antitrust Laws and the authorizations, approvals, consents, or expiration or early termination of the applicable waiting periods under the HSR Act and other applicable Antitrust Laws and (iii) such other consents, approvals, Orders, authorizations, registrations, declarations, filings and notices that, if not obtained or made, would not materially and adversely affect, and would not reasonably be expected to materially and adversely affect, the Company’s ability to perform or comply with the covenants, agreements or obligations of the Company herein or in any other Company Transaction Document or to consummate the Transactions in accordance with this Agreement or any other Company Transaction Document, or Applicable Law.
(d)The Company, the Board and the Company Stockholders have taken all actions such that the restrictive provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination,” “interested shareholder” or other similar anti-takeover statute or regulation, and any anti-takeover provision in the organizational or governing documents of the Company or the Subsidiaries will not be applicable to any of Acquirer, the Company, the Surviving Corporation or the Subsidiaries, or to the execution, delivery, or performance of this Agreement, the Transaction Documents or any of the Transactions.
2.4Financial Statements; No Undisclosed Liabilities.
(a)The Company has delivered to Acquirer its audited financial statements for the fiscal years ending July 31, 2017, July 31, 2018 and July 31, 2019 (including, in each case, balance sheets, statements of operations and statements of cash flows) and its unaudited financial statements for the 9-month period ended April 30, 2020 (including, in each case, balance sheets and statements of operations) (collectively, the “Financial Statements”), which are included as Schedule 2.4(a) of the

Company Disclosure Letter. The Financial Statements and, as of the Closing, the Audited Interim Financials: (i) are derived from and in accordance with the books and records (including the general ledger) of the Company, (ii) complied as to form with applicable accounting requirements with respect thereto as of their respective dates, (iii) fairly and accurately present the financial condition of the Company and the Subsidiaries at the dates therein indicated and the consolidated results of operations and cash flows of the Company for the periods therein specified (subject, in the case of unaudited interim period financial statements, to normal recurring year-end audit adjustments, none of which individually or in the aggregate are or will be material in amount), (iv) are true, correct and complete in all material respects and (v) were prepared in accordance with the Company Accounting Principles, except for the absence of footnotes in the unaudited Financial Statements, applied on a consistent basis throughout the periods involved.
(b)Neither the Company nor any Subsidiary has any Liabilities of any nature other than (i) those set forth or adequately provided for in the balance sheet included in the Financial Statements as of April 30, 2020 (such date, the “Company Balance Sheet Date” and such balance sheet, the “Company Balance Sheet”), (ii) those incurred in the conduct of the Company’s business since the Company Balance Sheet Date in the ordinary course consistent with past practice that are of the type that ordinarily occur and do not result from any breach of Contract, warranty, infringement, tort or violation of Applicable Law, (iii) executory obligations under Contracts to which the Company is a party and occurring in the ordinary course consistent with past practice that are of the type that ordinarily occur and do not result from any breach of Contract, warranty, infringement, tort or violation of Applicable Law, (iv) Transaction Expenses or other Liabilities that are expressly contemplated by, or incurred by the Company in connection with the execution and performance of, this Agreement and the terms and conditions contained herein and (v) Liabilities that do not exceed $3,500,000 in the aggregate. Except for Liabilities reflected in the Financial Statements, the Company has no Liability of any nature to, or any financial interest in, any third parties or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of expenses incurred by the Company.
(c)All reserves that are set forth in or reflected in the Company Balance Sheet have been established in accordance with the Company Accounting Principles and are adequate. At the Company Balance Sheet Date, there were no material loss contingencies (as such term is used in the FASB Accounting Standards Codification (“ASC”) Topic 450) that are not adequately provided for in the Company Balance Sheet as required by FASB ASC Topic 450. The Company’s revenue recognition methodologies reflected in the Financial Statements comply with GAAP.
(d)Schedule 2.4(d) of the Company Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all Company Debt, including, for each item of Company Debt, the agreement governing the Company Debt and the interest rate, maturity date, any assets securing such Company Debt and any prepayment or other penalties payable in connection with the repayment of such Company Debt at the Closing. Without limiting the generality of the foregoing, the Company has never guaranteed any debt or other obligation of any other Person.
(e)Schedule 2.4(e) of the Company Disclosure Letter sets forth the names and locations of all banks and other financial institutions at which the Company and the Subsidiaries maintain accounts and the names of all Persons authorized to make withdrawals therefrom.
(f)The accounts receivable of the Company (the “Accounts Receivable”) as reflected on the Company Balance Sheet arose in the ordinary course of business consistent with past practice and represent bona fide claims against debtors for sales and other charges. Allowances for doubtful accounts and warranty returns have been prepared in accordance with the Company Accounting Principles. The Accounts Receivable arising after the Company Balance Sheet Date and before the Closing Date (i) arose or shall arise in the ordinary course of business consistent with past practice and (ii) represented or shall represent bona fide claims against debtors for sales and other charges. As of the Agreement Date, the Company has not received any written notice from any debtor that such debtor does not intend to pay any Accounts Receivable. As of the Agreement Date, none of the Accounts Receivable is subject to any claim of offset, recoupment, set-off or counterclaim. No material amount of Accounts Receivable is contingent upon the performance by the Company of any obligation or Contract other than normal service, warranty repair and replacement. No Person has any Encumbrance on any Accounts Receivable, and no agreement for deduction or discount has been made with respect to any such Accounts Receivable. Schedule 2.4(e) of the Company Disclosure Letter sets forth, as of July 6, 2020, an aging of the Accounts Receivable in the aggregate and by customer, and indicates the amounts of allowances for doubtful accounts and warranty returns. Schedule 2.4(e) of the Company Disclosure Letter sets forth, as of July 6, 2020, such amounts of Accounts Receivable that are subject to asserted warranty claims by customers and reasonably detailed information regarding asserted warranty claims made within the 12 months preceding such date, including the type and amounts of such claims.
(g)The Company has established and maintains a system of internal accounting controls, comparable to similarly situated private companies, designed to provide reasonable assurances (i) that transactions, receipts and expenditures of the Company and the Subsidiaries are being executed and made only in accordance with appropriate authorizations of management or the Board, as applicable, (ii) that transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with the Company Accounting Principles and (B) to maintain accountability for assets, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Company and the Subsidiaries and (iv) that the amount recorded for assets on the books and records of the Company is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. None of the Company, the Subsidiaries, the Board, the Company's independent auditors or any officer of the Company, and, to the actual knowledge (without any duty of inquiry) of the Company, any other Representative of the Company or any Subsidiary, has identified or been made aware of any fraud, whether or not material, that involves the Company's management or other current or former employees, consultants or directors of the Company or any Subsidiary who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or the Subsidiaries, or any claim or allegation regarding any of the foregoing. None of the Company, the Subsidiaries, the Board or any officer of the Company, and, to the actual knowledge (without any duty of inquiry) of the Company, any other Representative of the Company or any Subsidiary has received or otherwise had or obtained knowledge of any material written or, to the knowledge of the Company, oral complaint, allegation, assertion or claim, in each case, regarding deficient accounting or auditing practices, procedure, methodologies or methods of the Company or any Subsidiary or its internal accounting controls or any material inaccuracy in the Company's financial statements. To the knowledge of the Company, no attorney representing the Company or any Subsidiary has reported in writing to the Board or any committee thereof or to any director or officer of the Company evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company, the Subsidiaries or any of their respective Representatives. To the knowledge of the Company, there are no significant deficiencies or material weaknesses in the design or operation of the Company's internal controls that would reasonably be expected to materially and adversely affect the Company's ability to record, process, summarize and report financial data. There has been no material change in the Company accounting policies between January 1, 2017 and the Agreement Date, except as described in the Financial Statements.

2.5Absence of Changes. Since the Company Balance Sheet Date, (a) through the Agreement Date, the Company and each Subsidiary has conducted the Business in the ordinary course of business consistent with past practice, except for changes required by Applicable Law, (b) there has not occurred any Material Adverse Effect and (c) through the Agreement Date, neither the Company nor any Subsidiary has done, caused or permitted any action that would constitute a breach of clauses (a)-(c), (f), (g), (j)-(z) or (aa) (to the extent applicable to such foregoing clauses) of Section 4.2, other than, in the case of clauses (f), (p) and (q), actions in the ordinary course of business consistent with past practice, if such action were taken by the Company or any Subsidiary, without the written consent of Acquirer, between the Agreement Date and the earlier of the termination of this Agreement and the Effective Time.
2.6Litigation; D&O Indemnification Claims.
(a)There is no Legal Proceeding to which the Company is a party pending before any Governmental Entity, or, to the knowledge of the Company, threatened in writing against the Company or any Subsidiary of any of their respective assets or any of their respective directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any Subsidiary), and, to the actual knowledge (without any duty of inquiry) of the Company, there is not any reasonable basis for any such Legal Proceeding. There is no Order against the Company or any Subsidiary, any of their assets, or, to the knowledge of the Company, any of their directors, officers or employees (in their capacities as such or relating to their employment or termination of employment, services or relationship with the Company or any Subsidiary). There is no claim against the Company or any Subsidiary, or any of their respective officers or directors (in their capacities as such) based upon: (i) the Company entering into this Agreement, any Company Transaction Document or consummating any of the Transactions, including a claim that such employee, director or officer breached a fiduciary duty in connection therewith, or (ii) any claim that the Company has agreed to sell or dispose of any of its material assets to any party other than Acquirer, whether by way of merger, consolidation, sale of assets or otherwise. As of the Agreement Date, neither the Company nor any Subsidiary has any Legal Proceeding pending against any other Person.
(b)Current or former director or officer of the Company has asserted in writing any claim for indemnification against the Company pursuant to his or her indemnification agreement with the Company or pursuant to the Certificate of Incorporation or Bylaws, nor, to the knowledge of the Company, has any such claim been threatened in writing against the Company or any Subsidiary.
2.7Compliance with Laws; Governmental Permits.
(a)Since January 1, 2015, the Company and each of its Subsidiaries have complied in all material respects with, is not in material violation of, and, has not received any written notices of violation with respect to, Applicable Law.
(b)The Company and each of its Subsidiaries has obtained each material federal, state, county, local or foreign governmental consent, license, permit, grant, product certifications, or other authorization of a Governmental Entity that is required for the conduct of the Business or the operation or holding of any interest in any of the Company’s material assets or properties (all of the foregoing consents, licenses, permits, grants and other authorizations, collectively, the “Company Authorizations”), and all of the Company Authorizations are in full force and effect. Neither the Company nor any Subsidiary has received any written notice from any Governmental Entity regarding (i) any actual or alleged violation of any Applicable Law or Company Authorization or (ii) any actual or alleged revocation, withdrawal, suspension, cancellation, termination or modification of any Company

Authorization, and to the knowledge of the Company, no such notice is forthcoming. The Company and each of the Subsidiaries has complied in all material respects with all of the terms of the Company Authorizations and none of the Company Authorizations that are material to the operation of the Business will be terminated or materially impaired, or will become terminable, in whole or in part, solely as a result of the consummation of the Transactions.
(c)Each of the Company Products complies in all material respects with and has since January 1, 2015, complied in all material respects with all Applicable Laws in each of the jurisdictions in which such Company Product is or has been sold directly or indirectly by or on behalf of the Company and its Subsidiaries.
2.8Title to, Condition and Sufficiency of Assets; Real Property.
(a)The Company and each Subsidiary has good and marketable title to, or valid leasehold interest in all of their respective properties, and interests in properties and tangible assets, real and personal, reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date (except properties and tangible assets, or interests in properties and tangible assets, sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice), or, with respect to leased properties and tangible assets, valid leasehold interests in such properties and tangible assets that afford the Company valid leasehold possession of the properties and tangible assets that are the subject of such leases, in each case, free and clear of all Encumbrances, except Permitted Encumbrances. “Properties”, “licenses”, and “assets” as used in this Section 2.8 shall not include the Company Intellectual Property.
(b)The tangible assets and properties owned by the Company and the Subsidiaries (i) constitute all of the tangible assets and properties that are necessary for the Company and the Subsidiaries to conduct, operate and continue after Closing the conduct of the Business and to sell and otherwise enjoy full rights to exploitation of its tangible assets, properties and all products and services that are provided in connection with its tangible assets and properties and (ii) constitute all of the tangible assets and properties that are used in the conduct of the Business, without (A) the need for Acquirer to acquire or license any other tangible asset or property or (B) the breach or violation of any Contract.
(c)Schedule 2.8(c) of the Company Disclosure Letter identifies each parcel of real property leased or subleased by the Company or any Subsidiary. The Company has made available to Acquirer true, correct and complete copies of all leases, subleases and other agreements under which the Company uses or occupies or has the right to use or occupy any real property or facility, including all material modifications, amendments and supplements thereto. The Company does not currently own any real property.
2.9Intellectual Property.
(a)Status. The Company and the Subsidiaries have full title and ownership of, or are duly licensed under or otherwise authorized to use all Intellectual Property necessary to enable them to carry on the Business, free and clear of any Encumbrances, other than Permitted Encumbrances. The Company Intellectual Property collectively constitutes all of the Intellectual Property used or held for use by the Company and its Subsidiaries in connection with the operation of the Business without the need for Acquirer or the Company to acquire or license any other Intellectual Property. Neither the Company nor any Subsidiary has transferred ownership of, or granted any exclusive rights in, any Intellectual Property developed or created by the Company or any of its Subsidiaries to any Person.

(b)Company Registered Intellectual Property and Additional Scheduled Intellectual Property. Schedule 2.9(b)(i) of the Company Disclosure Letter lists all Company Registered Intellectual Property, the title of such Company Registered Intellectual Property, the jurisdictions in which it has been issued or registered or in which any application for such issuance or registration has been filed or the jurisdictions in which any other filing or recordation has been made and all actions that are required to be taken by the Company or any Subsidiary within 120 days following the Agreement Date in order to avoid prejudice to, impairment or abandonment of Intellectual Property Rights in such Company Registered Intellectual Property (including all office actions, provisional conversions, annuity or maintenance fees or re-issuances). Each item of Company Registered Intellectual Property is subsisting, and to the knowledge of the Company, valid and enforceable (or in the case of applications, subsisting and applied for) and all registration, maintenance and renewal fees currently due in connection with any Company Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such Company Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Company Registered Intellectual Property and recording the Company’s and the Subsidiaries’ ownership interests therein. Except as set forth on Schedule 2.9(b)(iii), none of the Company and the Subsidiaries are now or have ever been a member or promoter of any patent pool, industry standards body, standards setting organization or similar organization, and none of the Company and the Subsidiaries are now or have ever been a contributor to, or made any commitments to or agreements with any patent pool, industry standards body, standards setting organization or similar organization.
(c)Company Products. Schedule 2.9(c) of the Company Disclosure Letter lists all Company Products that are currently available for use or purchase by the Company or any Subsidiary, including any product or service currently under development and scheduled for commercial release within 90 days following the Agreement Date, for each such Company Product (and each version thereof) identifying the date when it was first made generally commercially available. Other than Open Source Materials set forth on Schedule 2.9(m)-1 in accordance with Section 2.9(m), no Third-Party Intellectual Property is used or integrated in any Company Products.
(d)No Assistance. In connection with the creation, development, conception of or reduction to practice of any of the material Company-Owned Intellectual Property, at no time was the Company or any Subsidiary, or any developer, inventor or other contributor to such Company-Owned Intellectual Property (i) operating in cooperation with any Governmental Entities, universities or research centers, (ii) operating under any grants from any Governmental Entity or agency or private source, (iii) performing research sponsored by any Governmental Entity or agency or private source, (iv) to the knowledge of the Company, operating outside of the United States, or (v) subject to any employment agreement or invention assignment or nondisclosure agreement or other agreement or obligation with any Person, in the case of each of clauses (i) through (v), in a manner that would reasonably be expected to adversely affect the Company’s or any Subsidiary’s rights in such Company-Owned Intellectual Property.
(e)Invention Assignment and Confidentiality Agreement.
(i)The Company and each Subsidiary has secured from (A) all current and prior consultants, advisors, employees, founders, independent contractors and other Persons who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of any Intellectual Property for the Company or any Subsidiary, and (B) all named inventors of patents and patent applications owned or purported to be owned by the Company or any Subsidiary (any Person described in clause (A) or (B), an “Author”), unencumbered and unrestricted exclusive ownership of, all of the Authors’ right, title and interest in and to such Intellectual Property, and the Company and each Subsidiary has obtained the irrevocable and perpetual waiver of all non-assignable rights. To the knowledge of the Company, no Author has ever retained any rights, licenses, claims or interest whatsoever with respect to any Intellectual Property created, developed, conceived or reduced to practice by the Author for or purportedly assigned to the Company or any Subsidiary.
(ii)Without limiting the foregoing, the Company and each Subsidiary has obtained written and enforceable proprietary information and invention disclosure and Intellectual Property assignment agreements from all current and former Authors, and all forms of such agreements currently in use have been made available to Acquirer. The Company has recorded all applicable assignments of its patents and patent applications with the relevant authorities in the applicable jurisdiction or jurisdictions. Neither the Company nor any Subsidiary has created any Intellectual Property under any “work for hire” or similar terms, or otherwise under an obligation to assign title or ownership to such created Intellectual Property to any Person.
(f)No Violation. To the knowledge of the Company, no current or former employee, consultant or contractor of the Company or any Subsidiary: (i) is bound by any Contract with any prior employer or other third party that assigns, agrees to assign or purports to assign to such prior employer or third party any Intellectual Property such Person developed within the scope of their employment with the Company or any Subsidiary, or in connection with performing services for, the Company or any Subsidiary; (ii) is in violation of any term or covenant of any Contract relating to employment, invention disclosure, invention assignment, non-disclosure or non-competition or any other Contract with any other party by virtue of such employee’s consultant’s or contractor’s being employed or engaged by the Company or any Subsidiary or using trade secrets or proprietary information of others without permission or (iii) has created, developed, conceived or reduced to practice any technology, software or other Intellectual Property in the scope of their employment or in connection with performing services for the Company or any Subsidiary that is subject to any agreement under which such employee, consultant or contractor has assigned or otherwise granted (or agreed to or purported to assign or otherwise grant) to any third party any rights (including Intellectual Property Rights) in or to such technology, software or other Intellectual Property. To the knowledge of the Company, neither the execution nor delivery of this Agreement will conflict with or result in a breach of the terms, conditions or provisions of, or constitute any default under, any Contract of the type described in clauses (i) or (ii).
(g)Confidential Information. The Company and the Subsidiaries have taken commercially reasonable steps to protect and preserve the confidentiality of all confidential or non-public information (including trade secrets and other confidential Company-Owned Intellectual Property) of the Company and the Subsidiaries or provided by any Person to the Company or any Subsidiary under binding obligations of confidentiality (“Confidential Information”), including by requiring any Person having access (or who had access) to Confidential Information to execute and deliver to the Company or a Subsidiary a written and enforceable agreement regarding the protection of such Confidential Information. The Company and the Subsidiaries have implemented and maintained (and presently implement and maintain) security, disaster recovery and business continuity plans and controls consistent with industry practices of companies offering similar services, and acts in compliance in all material respects therewith and has tested such plans on a periodic basis, and such plans have proven effective upon testing. There has been no Company, Subsidiary or, to the knowledge of the Company, third-party breach of confidentiality.

(h)Non-Infringement. To the knowledge of the Company, there is no unauthorized use, unauthorized disclosure, infringement, dilution, tarnishment, violation or misappropriation (collectively, “Infringement” and cognate terms have cognate meanings) of any Company-Owned Intellectual Property by any Person. Since January 1, 2015, neither the Company nor any Subsidiary has brought any Legal Proceeding for Infringement of any Company-Owned Intellectual Property. The operation of the Business, including (i) the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, and provision, and other exploitation of any Company Product or Company-Owned Intellectual Property (individually or in combination) or use of any Company Product or Company-Owned Intellectual Property (individually or in combination) and (ii) the Company’s and the Subsidiaries’ use of any product, device, process or service used in the Business, in each case (i) and (ii) as conducted since January 1, 2015 by the Company or any Subsidiary, has not and does not (A) Infringe (directly or indirectly, including via contribution or inducement) any Third-Party Intellectual Property, (B) breach any terms of service, click-through agreement or any other agreement or rules, policies or guidelines applicable to use of such Third-Party Intellectual Property by the Company, or (C) constitute unfair competition or unfair trade practices under the Applicable Law of any jurisdiction in which the Company or any Subsidiary conducts its business or in which Company Products are manufactured, marketed, distributed, licensed or sold. Since January 1, 2015, neither the Company nor any Subsidiary has been sued in any Legal Proceeding or received any written communications (including any third-party reports by users) alleging that the Company or any Subsidiary has Infringed, is Infringing or, by conducting the Business, would Infringe any Intellectual Property of any other Person. No Company-Owned Intellectual Property or Company Product is subject to any Legal Proceeding, Order, settlement agreement or right that restricts in any manner the use, transfer or licensing thereof by the Company, or that may affect the ownership, validity, use or enforceability of any Company-Owned Intellectual Property.
(i)Licenses; Agreements.
(i)Neither the Company nor any Subsidiary has granted or entered into any options, licenses or agreements of any kind relating to any Company-Owned Intellectual Property with any Governmental Entity.
(ii)Neither the Company nor any Subsidiary is obligated to pay any royalties to any Person with respect to the use, sale, offering for sale, making, or having made, or importing any Company Products under a license to a third party’s Intellectual Property
(j)Other Intellectual Property Agreements. With respect to the Company Intellectual Property Agreements:
i.each such agreement is valid, enforceable and subsisting;
ii.neither the Company nor any Subsidiary is (and will not be as a result of the execution and delivery or effectiveness of this Agreement or the performance of the Company’s obligations under this Agreement), in breach of any material Company Intellectual Property Agreement and the consummation of the Transactions will not result in the modification, cancellation, termination, suspension of, or acceleration of any payments, rights, obligations or remedies with respect to (or increase in royalties or other amounts payable under) any material Company Intellectual Property Agreements, or give any non-Company or non-Subsidiary party to any material Company Intellectual Property Agreement the right to do any of the foregoing;

iii.to the knowledge of the Company, no counterparty to any Company Intellectual Property Agreement is in breach thereof;
iv.at and after the Closing, the Surviving Corporation (as a wholly owned subsidiary of Acquirer) and each Subsidiary will be permitted to exercise all of the Company’s or Subsidiary’s rights under the Company Intellectual Property Agreements to the same extent the Company or such Subsidiary would have been able to had the Transactions not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company or such Subsidiary would otherwise be required to pay;
v.there are no disputes or Legal Proceedings (pending or, to the knowledge of the Company, threatened) regarding the scope of any Company Intellectual Property Agreements, or performance under any Company Intellectual Property Agreements including with respect to any payments to be made or received by the Company or any Subsidiary thereunder;
vi.no Company Intellectual Property Agreement requires the Company or any Subsidiary to include any Third-Party Intellectual Property in or with any Company Product or obtain any Person’s approval of any Company Product at any stage of development, licensing, distribution or sale of that Company Product;
vii.none of the Company Intellectual Property Agreements grants any Person exclusive rights to or under any Company-Owned Intellectual Property;
viii.none of the Company Intellectual Property Agreements grants any Person the right to sublicense any Company-Owned Intellectual Property;
ix.none of the Company Intellectual Property Agreements assign title or ownership of any Company-Owned Intellectual Property from the Company or any Subsidiary to any Person;
x.none of the Company Intellectual Property Agreements restricts the Company or any Subsidiary from enforcing any Company-Owned Intellectual Property (other than non-exclusive licenses);
xi.the Company and each Subsidiary has obtained valid, written licenses to all Third-Party Intellectual Property that is incorporated into, integrated or bundled by the Company or any Subsidiary with any of the Company Products; and
xii.no Person that has licensed Third-Party Intellectual Property to the Company or any Subsidiary has ownership or exclusive license rights to improvements or derivative works made by the Company or any Subsidiary in such Third-Party Intellectual Property that has been licensed to the Company or any Subsidiary.
(k)Non-Contravention. Neither the execution and performance of this Agreement, nor the consummation of the Transactions will result in, pursuant to any Contracts that Company or any Subsidiary is a party: (i) Acquirer or any of its Affiliates granting to any Person any right to or with respect to any Intellectual Property Rights owned by, or licensed to, Acquirer or any of its Affiliates, or (ii) Acquirer or the Surviving Corporation being obligated to pay any royalties or other material amounts to any third party in excess of those payable by any of them with respect to use of any Intellectual Property Rights, respectively, in the absence of this Agreement or the Transactions.

(l)Company Source Code. Neither the Company nor any Subsidiary has disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company Source Code, other than disclosures to employees, consultants, and contractors (i) involved in the development of Company Products and (ii) subject to a written confidentiality agreement with confidentiality obligations. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Company or any Subsidiary of any Company Source Code, other than disclosures to employees, contractors and consultants involved in the development of Company Products who have entered into a written confidentiality agreement with the Company with confidentiality obligations. Without limiting the foregoing, neither the execution nor performance of this Agreement nor the consummation of any of the Transactions will result in a release from escrow or other delivery to a third party of any Company Source Code.
(m)Open Source Software. Schedule 2.9(m)-1 of the Company Disclosure Letter identifies all Open Source Materials used or integrated in any Company Products, identifies the Company Product(s) in which such Open Source Materials were used, describes whether the Open Source Materials were modified and/or distributed by the Company or any Subsidiary and identifies the licenses under which such Open Source Materials were used. The Company and each Subsidiary is in compliance with the terms and conditions of all licenses for the Open Source Materials. Except as set forth on Schedule 2.9(m)-2 of the Company Disclosure Letter, neither the Company nor any Subsidiary has (i) incorporated Open Source Materials into, or combined Open Source Materials with, the Company Products, or (ii) distributed Open Source Materials in conjunction with any Company Products. Neither the Company nor any Subsidiary has used or distributed Open Source Materials, in such a way that creates, or purports to create, obligations for the Company or any Subsidiary with respect to any Company-Owned Intellectual Property to grant, or purport to grant, to any Person any rights or immunities under any Company-Owned Intellectual Property (including using any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works, or (C) be redistributable at no charge). Neither the Company or any Subsidiary nor any of their employees, have contributed any material Company Owned Intellectual Property to Open Source Materials.
2.10Information Technology.
(a)Status. Schedule 2.10(a)(i) of the Company Disclosure Letter sets forth material details of the information and communications technology infrastructure and systems (including software, hardware, firmware, networks and the Company Websites) that is used in the Business as currently conducted (collectively, the “ICT Infrastructure”) and any security and disaster recovery arrangements relating thereto. The arrangements relating to the ICT Infrastructure (including its operation and maintenance and any amendments or modifications thereto) will not be adversely affected by the Transactions, and the ICT Infrastructure will continue to be available for use by the Company and the Subsidiaries immediately following the consummation of the Transactions and thereafter on substantially the same terms and conditions as prevailed immediately before the Closing, without further action or payment by Acquirer or the Company. The Company and the Subsidiaries are the sole legal and beneficial owner of the ICT Infrastructure or have valid and subsisting rights to use the ICT Infrastructure. The ICT Infrastructure that is currently used in the Business constitutes all the information and communications technology and other systems infrastructure reasonably necessary to carry on the Business as currently conducted, including having sufficient capacity and maintenance and support requirements to satisfy the requirements of the Business as currently conducted. The ICT Infrastructure is in good working order and functions in all material respects in accordance with all applicable documentation and specifications. Since January 1, 2015, except as set forth on Schedule 2.10(a)(i) of the Company Disclosure Letter, there have been (I) no material failures or other materially substandard performance of any ICT Infrastructure (or outsourced IT assets used in the Business) which have caused any material disruption to the Business, (II) no material unauthorized intrusions or breaches of the security of the ICT Infrastructure which have caused any material disruption to the Business, (III) to the knowledge of the Company, no other breach of security or unauthorized access by any Person to the Confidential Information, including Personal Data in the Company’s possession, custody or control, and (IV) no other material failures with respect to any of the computer systems, including software, used by the Company in the conduct of the Business.
(b)No Faults. Neither the Company nor any Subsidiary has experienced, and, to the knowledge of the Company, no circumstances exist that are likely or expected to give rise to, any material disruption in or to the operation of the Business as a result of: (A) any material substandard performance or defect in any part of the ICT Infrastructure whether caused by any viruses, bugs, worms, software bombs or otherwise, lack of capacity or otherwise or (B) a breach of security in relation to any part of the ICT Infrastructure. To the knowledge of the Company, none of the Company Products: (I) contains any bug, defect or error that may materially affect Acquirer’s ability to sell or use, or the functionality or performance of the Company Products, other than those discovered and corrected in the normal course of the Company’s maintenance procedures, or (II) has failed or currently fails to operate or comply, in any material respect, with any applicable warranty, specifications or contractual commitment relating to the use, functionality or performance of the Company Products. None of the Company Products contain any computer virus, unauthorized disabling or erasing mechanism, worm, unauthorized software lock, drop dead device, Trojan horse, back door, trap door, time bomb (each, a “Contaminant”), or any undocumented hidden command, undocumented hidden code, undocumented instructions key or any other code or instruction that may be used to access, modify, delete, damage or disable any of the Company Products without the authorization of the end user (each, a “Disabling Code”). The Company and its Subsidiaries have taken commercially reasonable steps designed to prevent the introduction of Contaminants and Disabling Code into the Company Products. Schedule 2.10(b) lists all material warranty and indemnification claims asserted in writing against the Company or any of its Subsidiaries, customers, resellers, partners or distributors related to the Company Products and which remain unresolved as of the Agreement Date.
(c)Company Websites. To the knowledge of the Company, no domain names have been registered by any Person that are the same as or similar to any trademarks, service marks, domain names or business or trading names used, created or owned by the Company or any Subsidiary. The contents of any Company Website and all transactions conducted over the Internet materially comply with Applicable Law in any applicable jurisdiction.
2.11Privacy and Personal Data.
(a)The Company’s and each Subsidiary’s privacy and security practices and Processing of Personal Data conform to and comply with, and since January 1, 2015 have conformed to and complied with, all of the Company Privacy Commitments, Privacy Laws and Company Data Agreements. The Company and each Subsidiary has: (i) provided notice and obtained any necessary consents from individuals as required by applicable Privacy Laws for the Processing of Personal Data as conducted by or for the Company or any Subsidiary and (ii) abided by any privacy choices (including opt-out preferences) of individuals relating to Personal Data (such obligations along with those contained in

Company Privacy Policies, collectively, “Company Privacy Commitments”). Except as disclosed on Schedule 2.11, the execution, delivery and performance of this Agreement will not cause, constitute, or result in a breach or violation of any Privacy Laws, Company Privacy Commitments, any Company Data Agreements, or standard terms of service entered into by end users of the Company Products relating to the Processing of Personal Data. All Company Websites contain privacy notices or policies, as applicable. To the knowledge of the Company, the Company does not store or maintain sensitive Personal Data except in a manner consistent with Company Privacy Policies and in a manner that provides commercially-reasonable secure storage and protection of such information. Copies of all current and prior Company Privacy Policies have been made available to Acquirer and such copies are true, correct and complete.
(b)The Company and each Subsidiary has established and maintains commercially reasonable technical, physical and organizational measures and security systems and technologies designed for compliance with applicable data security requirements under Privacy Laws, Company Privacy Commitments, and cybersecurity laws, and designed to protect Personal Data against accidental or unlawful Processing in a manner appropriate to the risks represented by the Processing of such data by the Company and its data processors.
(c)No breach, security incident or material violation of any data security policy in relation to Personal Data has occurred or to the knowledge of the Company has been threatened, and to the knowledge of the Company there has been no unauthorized or illegal Processing of any Personal Data. No circumstance has arisen in which applicable Privacy Laws or cybersecurity laws would require the Company or any Subsidiary to notify a Governmental Entity and/or individuals of a data security breach or security incident.
(d)Neither the Company nor any Subsidiary has received written notice of any Legal Proceeding, Order, notice, communication, warrant, regulatory opinion, audit result or allegation from a Governmental Entity or any other Person (including an end user): (A) alleging or confirming non-compliance with a relevant requirement of Privacy Laws or Company Privacy Commitments, (B) requiring or requesting the Company or any Subsidiary to amend, rectify, cease Processing of Personal Data, de-combine, permanently anonymize, block or delete any Personal Data, (C) permitting or mandating relevant Governmental Entities to investigate, requisition information from, or enter the premises of, the Company or any Subsidiary or (D) claiming compensation from the Company or any Subsidiary. There is no circumstance (including any circumstance arising as a result of an audit or inspection carried out by any Governmental Entity) that would reasonably be expected to give rise to any such Legal Proceeding, Order, notice, communication, warrant, regulatory opinion, audit result or allegation from a Governmental Entity or any other Person. Neither the Company nor any Subsidiary has been involved in any Legal Proceedings involving a breach or alleged breach of Privacy Laws or Company Privacy Commitments.
(e)Schedule 2.11(e) of the Company Disclosure Letter contains the complete list of notifications and registrations made by the Company under Privacy Laws with relevant Governmental Entities (including pursuant to the Company’s compliance with GDPR and the Company’s certification under the EU-U.S. Privacy Shield or Swiss-U.S. Privacy Shield) in connection with the Company’s Processing of Personal Data. All such notifications and registrations are valid, accurate, complete and fully paid up and, to the knowledge of the Company, the consummation of the Transactions will not invalidate such notification or registration. Other than the notifications and registrations set forth on Schedule 2.11(e) of the Company Disclosure Letter, to the knowledge of the Company, no other registrations or notifications are required in connection with the Processing of Personal Data by Company.
(f)Where the Company or any Subsidiary uses a data processor to Process Personal Data (including Company-Licensed Data), the processor has provided guarantees, warranties or covenants in relation to Processing of Personal Data (including Company-Licensed Data), confidentiality, security measures and compliance with those obligations that are sufficient for the Company’s compliance with Privacy Laws and Company Privacy Commitments, and there is in existence a written Contract between the Company or such Subsidiary and each such data processor that complies with the requirements of all Privacy Laws and Company Privacy Commitments. To the knowledge of the Company, such data processors have not breached any such Contracts pertaining to Personal Data Processed by such Persons on behalf of Company or any Subsidiary.
(g)Neither the Company nor any Subsidiary has transferred or permitted the transfer of Personal Data originating in the EEA outside the EEA, except where such transfers have complied with the requirements of Privacy Laws and Company Privacy Commitments, including the Company’s certification under the U.S.-EU Privacy Shield or Swiss-U.S. Privacy Shield.
(h)Neither the Company nor any Subsidiary has processed any Personal Data in a manner that would constitute a “sale” under the California Consumer Protection Act, Cal. Civ. Code. § 1798.100 et seq.
(i)Schedule 2.11(i) of the Company Disclosure Letter identifies and describes each distinct electronic or other repository or database containing (in whole or in part) Personal Data maintained by or for the Company or any Subsidiary at any time (the “Company Databases”), the types of Personal Data in each such database, the means by which the Personal Data was collected or received and the security policies that have been adopted and maintained with respect to each such Company Database.
(j)The Company and each Subsidiary has valid and subsisting contractual rights to Process or to have Processed all third-party-owned data, (including Personal Data), howsoever obtained or collected by or for the Company, in the manner that it is Processed by or for the Company or any Subsidiary, including in relation to delivery of the Company Products (all such data, “Company-Licensed Data”). The Company and each Subsidiary has all rights, and all permissions or authorizations required under Privacy Laws and relevant Contracts (including Company Data Agreements), to Process, retain, produce copies, prepare derivative works, disclose, combine with other data, and grant any Person rights, as the case may be, to each of the Company-Licensed Data as necessary for the operation of the Business, including the delivery of the Company Products. The Company and each Subsidiary has been and is in compliance with all Contracts pursuant to which the Company Processes or has Processed Company-Licensed Data, including in relation to international transfers of Company-Licensed Data, and the consummation of the Transactions will not conflict with, or result in any violation or breach of, or default under, any such Contract.
(k)The Company and the Subsidiaries are the owners of all right, title and interest in and to each element of Company Data that (i) is used or held for use in the Business that is not Company-Licensed Data or (ii) the Company or the Subsidiaries purport to own (collectively, “Company-Owned Data”). The Company and the Subsidiaries have the right to Process all Company-Owned Data without obtaining any permission or authorization of any Person.

(l)To the knowledge of the Company, other than the Personal Data of the dependents of Employees which is processed for the purpose of providing employee benefits, neither the Company nor any Subsidiary Processes the Personal Data of any natural Person under the age of 16.
(m)Neither the Company nor any Subsidiary has directly stated or implied that Company Products enhance the security of Personal Data accessed, provided or sent by end users.
2.12Taxes.
(a)The Company and each Subsidiary has timely filed when due all income and other material Tax Returns required to be filed by it prior to the Closing Date (after giving effect to any valid extensions of time in which to make such filings) and has timely paid in full all Taxes required to be paid by it (whether or not shown on any Tax Return). All such Tax Returns were true, correct, complete and accurate and have been prepared in compliance with Applicable Law. To the knowledge of the Company, there is no claim for income and other material Taxes that has resulted in an Encumbrance against any of the assets of the Company or any Subsidiary.
(b)The Company has delivered to Acquirer true, correct and complete copies of all income and other material Tax Returns for the three years prior to the Agreement Date, examination reports and statements of deficiencies, adjustments and proposed deficiencies and adjustments in respect of the Company and each Subsidiary.
(c)The Company Balance Sheet reflects (i) all material Liabilities for accrued but unpaid Taxes of the Company and/or any Subsidiary for periods (or portions of periods) through the Company Balance Sheet Date, and (ii) reserves for uncertain tax positions required by GAAP. Neither the Company nor any Subsidiary has any Liability for accrued but unpaid Taxes accruing after the Company Balance Sheet Date except for Taxes arising in the ordinary course of business consistent with past practice following the Company Balance Sheet Date.
(d)There is (i) no past or, to the knowledge of the Company, pending audit of, or Tax controversy associated with, any Tax Return of the Company or any Subsidiary that has been or is being conducted by a Tax Authority, (ii) to the knowledge of the Company, no other procedure, proceeding or contest of any refund or deficiency in respect of Taxes pending or on appeal with any Governmental Entity, (iii) no extension of any statute of limitations on the assessment of any Taxes granted by the Company currently in effect and (iv) no agreement to any extension of time (other than routine extensions available by statute) for filing any Tax Return that has not been filed. No power of attorney with respect to any Tax matter is currently in force. No written claim has ever been made by any Governmental Entity in a jurisdiction where the Company or any Subsidiary does not file Tax Returns that the Company or any Subsidiary is or may be subject to taxation by that jurisdiction.
(e)Neither the Company nor any Subsidiary has been or will be required to include any adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision of state, local or foreign Applicable Law as a result of transactions, events or accounting methods employed prior to the Merger.
(f)Neither the Company nor any Subsidiary is a party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement (other than customary commercial agreements entered into in the ordinary course of business not primarily related to Taxes), and the Company does not have any Liability or potential Liability to another party under any such agreement.

(g)The Company and each Subsidiary has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return that could result in the imposition of penalties under Section 6662 of the Code or any comparable provision of state, local or foreign Applicable Law.
(h)Neither the Company nor any Subsidiary has participated in, and is not currently participating in, any (i) “reportable transaction” within the meaning of Section 6707A(c) of the Code or any transaction requiring disclosure under any corresponding or similar provision of state, local, or foreign Applicable Law or (ii) any cross-border arrangement that is a reportable cross-border arrangement within the meaning of European Council Directive 2018/822 (the “DAC 6 Directive”) or any Applicable Law implementing the DAC 6 Directive.
(i)Neither the Company nor any Subsidiary, nor any predecessor of the Company or any Subsidiary is or has ever been a member of a consolidated, combined, unitary or aggregate group of which the Company or any predecessor of the Company was not the ultimate parent corporation.
(j)Neither the Company nor any Subsidiary has any Liability for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations (or any corresponding or similar provision of state, local or foreign Applicable Law), as a transferee or successor, by operation of Applicable Law, by Contract or otherwise.
(k)Neither the Company nor any Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting that is made on or prior to the Closing Date, (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Applicable Law) executed on or prior to the Closing Date, (iii) intercompany transactions (including any intercompany transaction subject to section 367 or 482 of the Code) or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Applicable Law) with respect to a transaction occurring on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date or (v) election under Section 108(i) of the Code made on or prior to the Closing Date. All amounts received by the Company or any Subsidiary prior to the Closing Date and accounted for as advance payments for Tax purposes by deferred recognition in income qualify as advance payments within the meaning of Section 451(c)(4) of the Code and Revenue Procedure 2004-34 and have been or will be included in income no later than the taxable year in which such advance payments are required to be included in income under Section 451(c) of the Code and Revenue Procedure 2004-34.
(l)Neither the Company nor any Subsidiary has incurred a dual consolidated loss within the meaning of Section 1503 of the Code (or any corresponding or similar provision of state, local or foreign Applicable Law).
(m)Neither the Company nor any Subsidiary has received any private letter ruling from the IRS (or any comparable Tax ruling from any other Governmental Entity).
(n)Neither the Company nor any Subsidiary is a party to any joint venture, partnership or other Contract or arrangement that could be treated as a partnership for U.S. federal income Tax purposes.
(o)To the knowledge of the Company, neither the Company nor any Subsidiary is subject to Tax in any jurisdiction other than its country of incorporation, organization or formation by virtue of having employees (including any employee of a Professional Employer Organization that provides services to the Company or any Subsidiary), a permanent establishment or any other place of business in, or connections to, such jurisdiction.
(p)The Company and each Subsidiary has in its possession official foreign government receipts for any Taxes paid by it to any foreign Tax Authorities for which receipts have been provided or are customarily provided.
(q)The Company for itself and for each Subsidiary has made available to Acquirer all documentation relating to any applicable Tax holidays or incentives. The Company and the Subsidiaries are in material compliance with all requirements for any applicable Tax holidays or incentives. Each applicable Tax holiday or incentive, whether presently in effect or previously applicable, made available to any of the Company or any Subsidiary does not and did not at the time provided constitute state aid under principles of European Union law including article 107(1) of the Treaty of the Functioning of the European Union.
(r)Neither the Company nor any Subsidiary is, or has ever been, a “United States real property holding corporation” within the meaning of Section 897 of the Code.
(s)Neither the Company nor any Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for Tax-free treatment under Section 355 of the Code (i) in the two years prior to the Agreement Date or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.
(t)The Company and each Subsidiary (i) complied with all Applicable Law relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471, 1472, 3402 and 3406 of the Code or similar provisions under any foreign Applicable Law), (ii) withheld (within the time and in the manner prescribed by Applicable Law) from employee wages or consulting compensation and paid over to the proper Governmental Entities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all Applicable Law, including federal and state income Taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, relevant state income and employment Tax withholding laws, and (iii) timely filed all withholding Tax Returns, for all periods through and including the Closing Date.
(u)Neither the Company nor any Subsidiary has at any time owned any interest in any controlled foreign corporation (as defined in Section 957 of the Code) (other than the Subsidiaries), passive foreign investment company (as defined in Section 1297 of the Code), or other entity the income of which is required to be included in whole or in part in the income of the Company or any Subsidiary.
(v)The Company has delivered to Acquirer true, correct and complete copies of all election statements under Section 83(b) of the Code, together with evidence of timely filing of such election statements with the appropriate IRS Center with respect to any Company Common Stock that was initially subject to a vesting arrangement or to other unvested property issued by the Company or any Subsidiary to any of their respective current or former employees, non-employee directors, consultants or other service providers. No payment to any Company Securityholder of any amount payable pursuant to Section 1.3(a)(i) or Section 1.3(a)(iii) will result in compensation or other income to any Company Securityholder with respect to which Acquirer or the Company would be required to deduct or withhold any Taxes.

(w)Schedule 2.12(w) of the Company Disclosure Letter lists all “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) to which the Company or any Subsidiary is a party. Each such nonqualified deferred compensation plan to which the Company or any Subsidiary is a party complies with the requirements of paragraphs (2), (3) and (4) of Section 409A(a) of the Code by its terms and has been operated in accordance with such requirements. No event has occurred that would be treated by Section 409A(b) of the Code as a transfer of property for purposes of Section 83 of the Code. Neither the Company nor any Subsidiary is under any obligation to pay, or pay a gross-up bonus for, any Taxes under Section 409A of the Code.
(x)The Company has made available to Acquirer copies of all valuation reports prepared for the Company by an independent valuation firm to determine the fair market value of the stock of the Company for purposes of setting the exercise price of stock options granted by the Company for purposes of Sections 409A and 422 of the Code. The exercise price of all Company Options is at least equal to the fair market value of the Company Common Stock on the date such Company Options were granted, and none of the Company, any Subsidiary or Acquirer has incurred or will incur any Liability or obligation to withhold Taxes under Section 409A of the Code upon the vesting of any Company Options. All Company Options constitute “service recipient stock” (as defined under Treasury Regulation 1.409A-1(b)(5)(iii)) with respect to the grantor thereof.
(y)The Company and each Subsidiary is in material compliance with Applicable transfer pricing Laws and regulations, including the maintenance of documentation sufficient to satisfy the requirements of Section 6662(e)(3)(B)(i)(II) of the Code (or any corresponding or similar provision of state, local or foreign Applicable Law). The Company and its Subsidiaries are in material compliance with all applicable country-by-country reporting requirements under Section 1.6038-4 of the Treasury Regulations and any similar provision of non-U.S. law.
(z)No independent contractor was or will be considered as an employee of the Company or any Subsidiary by an applicable Tax Authority and/or Company Employee Plan.
(aa)Except as set forth on Schedule 2.12(aa) of the Company Disclosure Letter, there is no agreement, plan, arrangement or other Contract covering any current or former employee, non-employee director, consultant or other service provider of the Company, any Subsidiary or any ERISA Affiliate to which the Company and/or any Subsidiary is a party or by which the Company and/or any Subsidiary or their respective assets is bound that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, will, or would reasonably be expected to, as a result of the Transactions (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that would reasonably be expected to be non-deductible under Section 162 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) or be characterized as a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law). Schedule 2.12(aa) of the Company Disclosure Letter lists each Person (whether United States or foreign) who as of the Closing will be, with respect to the Company, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined as of the Agreement Date. No security of the Company or any Company Securityholder is readily tradable on an established securities market or otherwise (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) such that the Company is ineligible to seek shareholder approval in a manner that complies with Section 280G(b)(5) of the Code. Neither the Company nor any Subsidiary has ever had any obligation to report, to withhold or to pay (or pay a gross-up bonus for) any excise Taxes under Section 4999 of the Code.

(ab)Neither the Company nor any Subsidiary has at any time been subject to (i) a digital tax or other similar Tax in France, the United Kingdom or any other jurisdiction which has enacted comparable legislation or (ii) the UK diverted profits tax other similar Tax in any other jurisdiction which has enacted comparable legislation, and no amounts received by the Company or any of its Subsidiaries in respect of the enjoyment or exercise of rights in respect of intangible property is subject to Tax in the United Kingdom under the UK rules on offshore payments in respect of intangible property or in any other jurisdiction which has enacted comparable legislation.
Notwithstanding anything to the contrary in this Section 2.12, neither the Company nor any Subsidiary makes any representation or warranty as to the amount, condition or availability for use in any Post-Closing Tax Period, of any net operating loss, tax credit carryforward or similar Tax attribute of the Company or any Subsidiary.
2.13Employee Benefit Plans.
(a)Schedule 2.13(a) of the Company Disclosure Letter lists, with respect to the Company, any Subsidiary and any trade or business (whether or not incorporated) that is treated as a single employer with the Company (an “ERISA Affiliate”) within the meaning of Section 414(b), (c), (m) or (o) of the Code, (i) all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) each loan to an employee, (iii) all stock option, stock purchase, phantom stock, stock appreciation right, restricted stock unit, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria plan benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements, (iv) all bonus, pension, profit sharing, savings, severance, retirement, deferred compensation or incentive plans (including cash incentive plans), programs or arrangements, (v) all other material fringe or employee benefit plans, programs or arrangements and (vi) all employment, individual consulting, retention, change of control or employee or executive compensation or severance agreements, written or otherwise, as to which any unsatisfied obligations of the Company or any Subsidiary remain for the benefit of, or relating to, any current or former employee, non-employee director, consultant or other service provider of the Company or any Subsidiary, provided that for purposes of this clause (vi), the Company shall not be required to separately list each of its and each Subsidiary’s individual standard offer letters that are currently in effect that is on an employment agreement form already provided to Acquirer and set forth on Schedule 2.13(a) of the Company Disclosure Letter (all of the foregoing described in clauses (i) through (vi), collectively, including any Foreign Plans, the “Company Employee Plans”).
(b)The Company has made available to Acquirer a true, correct and complete copy of all material Company Employee Plans and related plan documents (including trust documents, insurance policies or Contracts, employee booklets, summary plan descriptions, summary of material modifications and other authorizing documents, and any material employee communications relating thereto) and has, with respect to each Company Employee Plan that is subject to ERISA reporting requirements, made available to Acquirer true, correct and complete copies of the Form 5500 reports filed for the last three plan years. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the IRS a favorable determination letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has been established under a standardized prototype plan for which an IRS opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer. The Company has made available to Acquirer a true, correct and complete copy of the most recent (as of the Agreement Date) IRS determination or opinion letter issued with respect to each such Company

Employee Plan, and nothing has occurred since the issuance of each such letter that would reasonably be expected to cause the loss of the Tax-qualified status of any Company Employee Plan subject to Section 401(a) of the Code. All individuals who, pursuant to the terms of any Company Employee Plan, are entitled to participate in any Company Employee Plan, are currently participating in such Company Employee Plan or have been offered an opportunity to do so and have declined in writing. All assets of any Company Employee Plan that is a retirement plan consist solely of cash and actively traded securities.
(c)Neither the Company nor any Subsidiary sponsors or maintains any self-funded employee benefit plan, including any plan to which a stop-loss policy applies. None of the Company Employee Plans promises or provides post-termination medical or other post-termination welfare benefits to any person, and the Company has no obligation and has made no promise to provide such benefits, other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or similar Applicable Law and the Company and, to the extent applicable, each Subsidiary has, since January 1, 2015, complied in all material respects with the requirements of COBRA and any applicable local country equivalent. Neither the Company nor any Subsidiary has any obligations to provide subsidized coverage under COBRA or similar Applicable Law equivalent with respect to any former employees or qualifying beneficiaries thereunder. Since January 1, 2015, there has been no “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code and not exempt under Section 408 of ERISA and regulatory guidance thereunder) with respect to any Company Employee Plan. Since January 1, 2015, (i) each Company Employee Plan has been administered in all material respects in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), and (ii) the Company, each Subsidiary and each ERISA Affiliate has performed in all material respects all obligations required to be performed by it under, is not in default under or in violation of, and has no knowledge of any default or violation by any other party to, any of the Company Employee Plans. None of the Company, any Subsidiary or any ERISA Affiliate is subject to any Liability or penalty under Sections 4976 through 4980 of the Code, Section 4980B through 4980H of the Code or Title I of ERISA with respect to any Company Employee Plans. All contributions required to be made by the Company, any Subsidiary or any ERISA Affiliate to any Company Employee Plan have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Company Employee Plan for the current plan years (and no further contributions will be due or will have accrued thereunder as of the Closing Date, other than contributions accrued in the ordinary course of business consistent with past practice after the Company Balance Sheet Date as a result of the operations of the Company or any Subsidiary after the Company Balance Sheet Date). In addition, with respect to each Company Employee Plan intended to include a Code Section 401(k) arrangement, the Company, each Subsidiary and each of the ERISA Affiliates have at all times made timely deposits of employee salary reduction contributions and participant loan repayments, as determined pursuant to regulations issued by the United States Department of Labor. No Company Employee Plan is covered by, and none of the Company, any Subsidiary or ERISA Affiliate has incurred or expects to incur any Liability under Title IV or Section 302 of ERISA or Section 412 of the Code. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Acquirer (other than ordinary and reasonable administrative expenses typically incurred in a termination event). With respect to each Company Employee Plan, since January 1, 2015, the Company, each applicable Subsidiary and any applicable ERISA Affiliate have prepared in good faith and timely filed all requisite governmental reports (which were true, correct and complete as of the date filed), including any required audit reports, and have properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Company Employee Plan. No suit, administrative proceeding, action, litigation or claim has been brought, or to the knowledge of the

Company, is threatened in writing, against or with respect to any such Company Employee Plan, including any audit or inquiry by the IRS or United States Department of Labor.
(d)There has been no amendment to, written interpretation or announcement (whether or not written) by the Company, any Subsidiary or other ERISA Affiliate relating to, or change in participation or coverage under, any Company Employee Plan that would materially increase the expense of maintaining such Company Employee Plan above the level of expense incurred with respect to such Company Employee Plan for the most recent full fiscal year included in the Financial Statements.
(e)None of the Company, any Subsidiary or any current or former ERISA Affiliate currently maintains, sponsors, participates in or contributes to, or has ever maintained, established, sponsored, participated in, or contributed to, or has incurred or expects to incur any Liability with respect to any pension plan (within the meaning of Section 3(2) of ERISA) that is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.
(f)None of the Company, any Subsidiary or any ERISA Affiliate is a party to, or has made any contribution to, or has been required to make any contribution to or otherwise incurred any obligation or Liability under, any “multiemployer plan” as such term is defined in Section 3(37) of ERISA, any “multiple employer plan” as such term is defined in Section 413(c) of the Code or local country equivalent or any “multiple employer welfare plan” as such term is defined in Section 3(40) of ERISA or similar Applicable Law.
(g)None of the execution, delivery and performance of this Agreement, the consummation of the Transactions, any termination of employment or service and any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event (whether contingent or otherwise), (i) result in any material payment or benefit (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due or payable, or required to be provided, to any current or former employee, non-employee director, consultant or other service provider of the Company or any Subsidiary, (ii) materially increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former employee, non-employee director, consultant or other service provider of the Company or any Subsidiary, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (iv) increase the amount of compensation due to any current or former employee, non-employee director, consultant or other service provider of the Company or any Subsidiary, or (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company or any Subsidiary to any current or former employee, non-employee director, consultant or other service provider of the Company or any Subsidiary. No amount paid or payable or benefit provided or to be provided by the Company or any Subsidiary in connection with the Transactions, whether alone or in combination with another event, will be an “excess parachute payment” within the meaning of Section 280G of the Code or Section 4999 of the Code or will not be deductible by the Company by reason of Section 280G of the Code.
(h)To the extent permitted to be disclosed pursuant to Applicable Law, each Company Employee Plan maintained or contributed to by the Company or any Subsidiary under the Applicable Law of a relevant jurisdiction outside of the United States or covering employees of the Company working outside of the United States (each such plan, a “Foreign Plan”) is listed in Schedule 2.13(h) of the Company Disclosure Letter. With respect to each Foreign Plan, (i) the Company, each Subsidiary and each ERISA Affiliate has materially complied with all applicable reporting and notice requirements, and such Foreign Plan has obtained from the Governmental Entity having jurisdiction with respect to such Foreign Plan any required determinations that such Foreign Plan is in compliance in all material respects with Applicable Law, if such determinations are required in order to give effect to such Foreign Plan, (ii) the consummation of the Transactions will not by itself create or otherwise result in any liability with respect to such Foreign Plan, (iii) except as required by Applicable Law, no condition exists that would prevent the Company or any Subsidiary from terminating or amending any Foreign Plan at any time for any reason in accordance with the terms of each such Foreign Plan without the payment of any fees, costs or expenses (other than the payment of benefits accrued on the Company Balance Sheet and any normal and reasonable expenses typically incurred in a termination event). No Foreign Plan has unfunded Liabilities that will not be offset by insurance or that are not fully accrued on the financial statements of the Company. No employee of the Company or any Subsidiary who is domiciled or, to the knowledge of the Company, would properly be categorized as domiciled outside of the United States (or any of their dependents) is entitled to any pension, superannuation, retirement (including on early retirement) or death benefits (including in the form of a lump sum) that become payable before their normal retirement age as stated in their contract of employment or an applicable Foreign Plan.
2.14Employment Matters.
(a)The Company is in compliance in all material respects with all Applicable Laws, applicable recognition or collective bargaining agreements and other agreements with any works councils, labor unions, employee representatives or other labor organizations or group of employees, extension orders and binding customs, including their own policies, practices, handbooks, work rules and internal regulations, respecting labor and employment, discrimination, harassment and retaliation in employment, terms and conditions of employment, employee benefits, worker classification (including the proper classification of workers as independent contractors and consultants), wages (including proper classification of employees for purposes of overtime payments under Applicable Law), disability, paid sick leave, background checks, drug testing, salary history, inquiries, workers’ compensation, immigration, meal and rest breaks, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act and, with respect to each Company Employee Plan, (i) the applicable health care continuation and notice provisions of COBRA and the regulations (including proposed regulations) thereunder, (ii) the applicable requirements of the Family Medical and Leave Act of 1993 and the regulations (including proposed regulations) thereunder, (iii) the applicable requirements of the federal Affordable Care Act and the Health Insurance Portability and Accountability Act of 1996 and the regulations (including proposed regulations) thereunder, (iv) the applicable requirements of the Americans with Disabilities Act of 1990, as amended and the regulations (including proposed regulations) thereunder, (v) the Age Discrimination in Employment Act of 1967, as amended, and (vi) the applicable requirements of the Women’s Health and Cancer Rights Act of 1998 and the regulations (including proposed regulations) thereunder. Neither the Company nor any Subsidiary has or is engaged in any unfair labor practice. Neither the Company nor any Subsidiary is liable for any arrears of wages, accrued but untaken vacation or holiday pay, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing. The Company and each Subsidiary has paid in full to all current or former employees, non-employee directors, consultants and other service providers all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees, non-employee directors, consultants and other service provider. Neither the Company nor any Subsidiary is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistently with past practice). As of the Agreement Date, there are no pending claims against the Company or any Subsidiary under any workers compensation plan or policy or for long term disability. As of the Agreement Date, there are no controversies pending or, to the knowledge of the Company, threatened in writing, between the Company or any of the Subsidiaries and any of their current or former job applicants, employees, paid or unpaid interns, non-employee directors, consultants or other service providers, which controversies have resulted or would reasonably be expected to result in a Legal Proceeding before any Governmental Entity. Each nonqualified deferred compensation plan established by the Company or any Subsidiary or ERISA Affiliate has been operated and maintained in operational and documentary compliance with Sections 409A and 457A of the Code and applicable guidance thereunder.
(b)The Company has required that all current and former employees working in the United States complete a Form I-9 in connection with the commencement of their employment and has made available to Acquirer all Forms I-9 with respect to all of its current and former employees for whom such a form is required by Applicable Law. To the knowledge of the Company, every employee of the Company or any Subsidiary who requires a visa, employment pass or other required permit to work in the country in which he or she is employed has produced a current employment pass or such other required permit to the Company.
(c)There are no works councils, unions, labor organizations, employee delegates or other employee representative bodies at the Company. Neither the Company nor any Subsidiary is a party to or bound by any collective bargaining agreement, recognition agreement, works council arrangement or other labor union Contract, no collective bargaining agreement or recognition agreement is being negotiated by the Company or any Subsidiary and neither the Company nor any Subsidiary has any duty to bargain with any labor organization. There is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any Person employed by the Company or any Subsidiary. To the knowledge of the Company, there are no activities or proceedings of any labor union, works council, employee representative body or other labor organization or group of employees to organize the employees of the Company. There is no labor dispute, strike or work stoppage against the Company or any Subsidiary pending or, to the knowledge of the Company, threatened in writing that would reasonably be expected to materially interfere with the conduct of the Business, nor have there been any such labor disputes, strikes or work stoppages in the past three years. Neither the Company nor any Subsidiary, to the knowledge of the Company, any of their respective Representatives has committed any unfair labor practice in connection with the conduct of the Business, and there is no charge or complaint against the Company or any Subsidiary by the National Labor Relations Board or any comparable Governmental Entity pending or, to the knowledge of the Company, threatened in writing.
(d)To the knowledge of the Company, no employee of the Company or any Subsidiary is in violation in any material respect of any term of any employment agreement, non-competition agreement or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any Subsidiary because of the nature of the Business or to the use of trade secrets or proprietary information of others. To the knowledge of the Company, no contractor of the Company or any Subsidiary is in violation in any material respect of any term of any non-competition agreement or any restrictive covenant to a former employer relating to the right of any such contractor to be providing services to the Company or any Subsidiary because of the nature of the Business or to the use of trade secrets or proprietary information of others. Except as set forth on Schedule 2.14(d) of the Company Disclosure Letter, as of the Agreement Date, no employee of the Company or any Subsidiary has given written notice to the Company that he or she intends to terminate his or her employment with the Company or any Subsidiary and, to the knowledge of the Company, no Key Employee has a present intent to terminate his or her employment with the Company or any Subsidiary. Except as set forth on Schedule 2.14(d) of the Company Disclosure Letter, the employment of each of the employees of the Company and the Subsidiaries is “at will” and neither the Company nor any

Subsidiary has any obligation to provide any particular form or period of notice, severance or termination payments prior to terminating the employment of any of their respective employees. Neither the Company nor any Subsidiary has, and to the knowledge of Company, any other Person (other than, for the avoidance of doubt, Acquirer or any of its subsidiaries) has, (i) entered into any Contract that obligates or purports to obligate Acquirer to make an offer of employment to any present or former employee, non-employee director, consultant or other service provider of the Company or any Subsidiary or (ii) promised or otherwise provided any assurances (contingent or otherwise) to any present or former employee, non-employee director, consultant or other service provider of the Company or any Subsidiary of any terms or conditions of employment with Acquirer following the Effective Time.
(e)Schedule 2.14(e)(i) of the Company Disclosure Letter sets forth, as of the Agreement Date and to the extent permitted to be disclosed pursuant to Applicable Law, a true, correct and complete list of all officers, directors and other employees of the Company and the Subsidiaries, showing each such individual’s name, position, location (including city, state and country), date of hire, annual remuneration (including allowances, bonuses and commissions, as applicable), full-time or part-time status, health and retirement benefits participation, current employment status (active or on leave but without disclosing private information), name of legal employer, status as exempt/non-exempt, and bonuses for the current fiscal year and the most recently completed fiscal year. Schedule 2.14(e)(ii) of the Company Disclosure Letter sets forth, as of the Agreement Date and to the extent permitted to be disclosed pursuant to Applicable Law, the additional following information for each of the Company’s and the Subsidiaries’ international employees: city/country of employment, citizenship, manager’s name, and date of birth. For purposes of the lists on Schedules 2.14(e)(i) and 2.14(e)(ii) of the Company Disclosure Letter, employees who are engaged through a professional employer organization are included in “employees of the Company”, and such list indicates which employees are so engaged and the applicable professional employer organization. Except as set forth on Schedule 2.14(e)(ii), no employee of the Company resides or primarily performs work for or on behalf of the Company of any Subsidiary outside of the United States. Schedule 2.14(e)(iii) of the Company Disclosure Letter sets forth, as of the Agreement Date and to the extent permitted to be disclosed pursuant to Applicable Law, a true, correct and complete list of all of the Company’s and the Subsidiaries’ consultants, advisory board members and independent contractors and, for each, (i) such individual’s compensation, (ii) such individual’s initial date of engagement, (iii) whether such engagement has been terminated by notice provided or other action or omission on or before the Agreement Date by either party thereto and (iv) the notice or termination provisions applicable to the services provided by such individual. The Company shall update Schedules 2.14(e)(i), 2.14(e)(ii) and 2.14(e)(iii) from time to time and as of the Closing Date.
(f)As of the Agreement Date, there are no material performance improvements or disciplinary actions pending against any of the Company’s or any Subsidiary’s employees. To the Company’s knowledge, since January 1, 2015, (i) no allegations of sexual harassment or discrimination have been made against any current or former officer, Key Employee or employee at a level of Senior Vice President or above of the Company or any of its Subsidiaries and (ii) neither the Company nor any of the Subsidiaries have entered into any settlement agreements related to allegations of sexual harassment or discrimination or misconduct by any current or former officer, Key Employee or employee at a level of Senior Vice President or above of the Company or any of its Subsidiaries.
(g)The Company and each Subsidiary is in compliance in all material respects with the Worker Adjustment Retraining Notification Act of 1988, as amended (the “WARN Act”), or any similar Applicable Law. In the past two years, (i) neither the Company nor any Subsidiary has effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, (ii) there has not occurred a

“mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company or any Subsidiary and (iii) neither the Company nor any Subsidiary has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar Applicable Law. Neither the Company nor any Subsidiary has caused any of its employees to suffer an “employment loss” (as defined in the WARN Act) during the 90-day period immediately preceding the Agreement Date.
2.15Interested-Party Transactions. None of the officers and directors of the Company or any Subsidiary or any Company Stockholder holding 5% or more of any class of Company Capital Stock, and, to the actual knowledge (without any duty of inquiry) of the Company, none of the other employees, consultants and contractors of the Company or any Subsidiary, none of the other Company Stockholders of any class of Company Capital Stock, and none of the immediate family members of any of the foregoing, (i) has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the Company or any Subsidiary (except with respect to any interest in less than 5% of the stock of any corporation whose stock is publicly traded, or in the case of institutional and venture capital investors, with respect to interests in portfolio companies in arm’s length transactions occurring in the ordinary course of business), (ii) is a party to, or to the knowledge of the Company, otherwise directly or indirectly interested in, any Contract to which the Company or any Subsidiary is a party or by which the Company or Subsidiary or any of their respective assets is bound, except for (A) normal compensation for services as an officer, director or employee thereof or (B) any Contract with the Company pursuant to which such person became such an officer, director, owner of Company Capital Stock, employee, consultant or contractor (including any standard offer letter and/or proprietary information and invention assignment agreements executed in favor of the Company at the time of the hiring of such employee, any standard consulting agreement executed at the time of the engagement of such consultant or contractor, or any stock option agreement issued to such employee, consultant or contractor), as the case may be (collectively, after taking into consideration such exceptions, the “Related Party Contracts”), (iii) to the knowledge of the Company, has any interest in any property, real or personal, tangible or intangible (including any Intellectual Property) that is used in, or that relates to, the Business, except for the rights of Company Stockholders under Applicable Law or (iv) owes any money to, or is owed any money by, the Company.
2.16Insurance. As of the Agreement Date, the Company and the Subsidiaries maintain the policies of insurance and bonds set forth in Schedule 2.16 of the Company Disclosure Letter, including all legally required workers’ compensation insurance and errors and omissions, casualty, fire and general liability insurance. Schedule 2.16 of the Company Disclosure Letter sets forth, as of the Agreement Date, the name of the insurer under each such policy and bond, the type of policy or bond, the coverage amount (including the coverage amounts for claims related to customer indemnification, liabilities to customers indemnification, liabilities to customers for data loss and any breaches of customer Contracts), any applicable deductible and all material claims made under such policies and bonds since January 1, 2017. The Company has made available to Acquirer true, correct and complete copies of all such policies of insurance and bonds issued at the request or for the benefit of the Company or any Subsidiary. There is no claim pending under any of such policies or bonds as to which coverage has been denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been timely paid and the Company and each Subsidiary is otherwise in compliance in all material respects with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and the Company has no knowledge of any threatened in writing termination of, or, as of the Agreement Date, material premium increase with respect to, any of such policies.

2.17Books and Records. The Company has made available to Acquirer true, correct and complete copies of (i) all documents identified on the Company Disclosure Letter, (ii) the certificate of incorporation and bylaws or equivalent organizational or governing documents of the Company and each Subsidiary, each as currently in effect, (iii) the minute books containing records of all consents, actions and meetings of the Board, committees of Board and the stockholders of the Company and each Subsidiary, since February 10, 2015 (but excluding those records of the Board and committees of the Board since January 1, 2019 concerning the Company’s sale process and negotiation of and entry into this Agreement and the other Transaction Documents) and (iv) the stock ledger reflecting all stock issuances and transfers and all stock option and warrant grants and agreements of the Company or any Subsidiary. The minute books of the Company and each Subsidiary contain a summary that is true, correct and complete in all material respects of all meetings of directors and of the stockholders or actions by written consent since the time of incorporation of the Company and the respective Subsidiaries. The books, records and accounts of the Company and the Subsidiaries (A) have been maintained in accordance with reasonable business practices on a basis consistent with prior years, (B) are stated in reasonable detail and accurately and fairly reflect all of the material transactions and dispositions of the assets and properties of the Company and such Subsidiaries and (C) to the extent applicable, accurately and fairly reflect the basis for the Financial Statements.
2.18Material Contracts.
(a)Schedules 2.18 (a)(i) through (xxv) of the Company Disclosure Letter set forth a list of each of the following Contracts to which the Company or any Subsidiary is a party, or to which the Company or any Subsidiary or any of their respective assets or properties are bound that are in effect on the Agreement Date (the “Material Contracts”):
i.any Contract with a Significant Customer or Significant Supplier;
ii.any Contract providing for payments to the Company or any Subsidiary (or under which the Company or any Subsidiary has made payments) since August 1, 2017 in an annual amount of $1,000,000 or more;
iii.any dealer, distributor, referral or similar agreement, or any Contract providing for the grant of rights to reproduce, license, market, refer or sell its products or services to any other Person;
iv.(A) any partnership, joint venture or joint marketing Contract, (B) any Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons and (C) any Contract that involves the payment of royalties to any other Person;
v.any separation agreement, severance agreement or release with any current or former employees under which the Company or any Subsidiary has or would reasonably be expected to have any actual or potential liability and was entered into since January 1, 2017;
vi.any Contract (A) that limits or restricts or purports to limit or restrict the freedom of the Company, any Affiliate of the Company (including, from and after the Closing, the Acquirer and its Subsidiaries) or any of their respective successors or assigns to own or make use of assets, property or rights, engage or participate, or compete with any other Person, in any line of business, market or geographic area, including any grants by the Company or any Subsidiary of exclusive rights or licenses or limits on the right to sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or services, (B) that contains any most favored nation pricing, “take or pay,” minimum commitments or similar provisions that limit the freedom of the Company or any of its Affiliates (including, from and after the Closing, the Acquirer and its Subsidiaries) to freely set prices for its products, services or technologies or (C) that, for Contracts entered into since January 1, 2017, contains any non-solicitation covenants or other similar restrictions against the Company or any of its Affiliates (including, from and after the Closing, the Acquirer and its Subsidiaries) soliciting or hiring potential employees, consultants, contractors or other suppliers or customers, including any Contracts set forth on Schedule 2.14(d) of the Company Disclosure Letter that fall into this category;
vii.other than Standard Inbound Licenses, all licenses, sublicenses and other Contracts to which the Company or any Subsidiary is a party and pursuant to which the Company or any Subsidiary acquired or is authorized to use any Intellectual Property Rights contained in Third-Party Intellectual Property used in the development, marketing, offering, provision, distribution, sale or licensing of the Company Products;
viii.other than Standard Outbound Licenses, any license, sublicense or other Contract to which the Company or any Subsidiary is a party and pursuant to which any Person is authorized to use any Intellectual Property Rights contained in Company-Owned Intellectual Property;
ix.any license, sublicense or other Contract pursuant to which the Company or any Subsidiary has agreed to any restriction on the right of the Company or any Subsidiary to use, assert or enforce any Intellectual Property Rights contained in Company-Owned Intellectual Property (other than non-exclusive licenses granted in the ordinary course of business consistent with past practice), or pursuant to which the Company agrees to encumber (other than grants of non-exclusive licenses in the ordinary course of business consistent with past practice), transfer or sell rights in or with respect to any Intellectual Property Rights contained in Company-Owned Intellectual Property;
x.any Contracts relating to the membership of, or participation by, the Company or any Subsidiary in, or the affiliation of the Company or any Subsidiary with, any patent pool, industry standards group or association or similar organization;
xi.any Contract providing for the development of any software or other Intellectual Property, independently or jointly, either by or for the Company or any Subsidiary (other than employee invention assignment agreements and consulting agreements with Authors substantially on the Company’s standard form of agreement, copies of which have been made available to Acquirer);
xii.any Contract to license or authorize any third party to manufacture or distribute any of the Company Products or Company-Owned Intellectual Property;
xiii.any terms of service entered into by end users of the Company Products since June 1, 2018 containing any indemnification, limitation on liability, warranty, support, maintenance or service obligation or cost on the part of the Company or any Subsidiary that deviates in any material respect from the Company’s standard forms;
xiv.any settlement agreement with respect to any Legal Proceeding;

xv.any Contract or plan (including any stock option, merger or stock bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of Company Capital Stock or any other securities of the Company or any options, warrants, convertible notes or other rights to purchase or otherwise acquire any such shares of stock, other securities or options, warrants or other rights therefor, except for the repurchase rights disclosed on Schedule 2.2(a) or Schedule 2.2(b) of the Company Disclosure Letter;
xvi.any Contract with any labor union, works council or similar labor organization, or any collective bargaining agreement or similar Contract with any of their respective employees;
xvii.any Related Party Contract;
xviii.any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP or evidencing an Encumbrance;
xix.any Contract of guarantee, surety, support, indemnification (other than Company Intellectual Property Agreements, Standard Inbound Licenses and Standard Outbound Licenses), assumption or endorsement of, or any similar commitment with respect to, the Liabilities or indebtedness of any other Person;
xx. any Contract pursuant to which the Company or any Subsidiary is a lessor, sublessor, lessee or sublessee of any real property or any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property;
xxi.any power of attorney other than routine powers of attorney relating to representation before Governmental Entities or relating to recordation of assignments of Intellectual Property;
xxii.any Contract pursuant to which the Company has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, or any Contract pursuant to which it has any ownership interest in any other Person;
xxiii.any Direct Government Contract;
xxiv.any Company Government Subcontract; and
xxv.any Contract for the disposition of any material assets or properties.
(b)All Material Contracts are in written form. The Company and each Subsidiary has performed all of the material obligations required to be performed by it in accordance with the terms of the respective Material Contract and is entitled to all benefits under, and is not alleged to be in material default in respect of, any Material Contract. Each of the Material Contracts is in full force and effect, subject only to (x) the effect, if any, of applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and rules of law governing specific performance, injunctive relief and other equitable remedies and (y) terminations following the Agreement Date in accordance with Section 4.2. There exists no default or event of default with respect to the Company or any Subsidiary or, to the knowledge of the Company, with respect to any other contracting party, that, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a default or event of default under any Material Contract or (ii) give any third party (A) the right to declare a default under any Material Contract, (B) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (C) the right to accelerate the maturity or performance of any obligation of the Company or any Subsidiary under any Material Contract, or (D) the right to cancel, terminate or materially modify any Material Contract. Neither the Company nor any Subsidiary has received any written notice regarding any actual or alleged material violation or material breach of any Material Contract or default under any Material Contract, in each case by the Company or its applicable Subsidiary. As of the Agreement Date, neither the Company nor any Subsidiary has received any written notice from a counterparty to a Material Contract expressing its intention to cancel or materially modify any Material Contract. Neither the Company nor any Subsidiary has any Liability for renegotiation of Government Contracts. True, correct and complete copies of all Material Contracts have been made available to Acquirer.
2.19Transaction Fees. No broker, finder, financial advisor, investment banker or similar Person is entitled to any brokerage, finder’s or other fee or commission in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions. Set forth in Schedule 2.19 of the Company Disclosure Letter is the Company’s good faith estimate of all Transaction Expenses (including Transaction Expenses reasonably anticipated to be incurred in the future).
2.20Antitrust Laws. Neither the Company, nor any Subsidiary has taken, or failed to take any action, either directly or indirectly, that constituted a violation of any Antitrust Laws.
2.21Anti-Corruption Law.
(a)Neither the Company, its Subsidiaries, nor any of their respective directors, officers, or employees, or, to the knowledge of the Company, their respective distributors, resellers, agents, sales intermediaries, or Representatives (in each case, acting in their capacities as such) has, since the inception of the Company, directly or indirectly through its representatives or any Person authorized to act on its behalf, (i) violated any Anti-Corruption Law or (ii) offered, given, promised to give or authorized the giving of money or anything of value, to any Government Official or to any other Person: (A) for the purpose of (I) corruptly or improperly influencing any act or decision of any Government Official in their official capacity, (II) inducing any Government Official to do or omit to do any act in violation of their lawful duties, (III) securing any improper advantage or (IV) inducing any Person to use his or her respective influence with a Governmental Entity to affect any act or decision of such Governmental Entity in order to, in each case of clauses (I) through (IV), assist the Company in obtaining or retaining business for or with, or directing business to, any Person or (B) in a manner that would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in, extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage.
(b)The Company and its Subsidiaries have maintained complete and accurate books and records reflecting payments to any agents, consultants, representatives, third parties and Government Officials, in accordance with the Company Accounting Principles. The Company and each Subsidiary have in place controls and systems designed to ensure compliance with the Anti-Corruption Laws, and there have been no false or fictitious entries made in the books and records of the Company or its Subsidiaries relating to any unlawful offer, payment, promise to pay or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment.
(c)Neither the Company, its Subsidiaries, nor any of their respective directors, officers or employees, or, to the knowledge of the Company, their respective distributors, resellers, agents, sales intermediaries, or Representatives or other persons acting on behalf of any of the Company or any of its Subsidiaries (in each case, acting in their capacities as such) (i) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenditures, (ii) has used or is using any corporate funds for any direct or indirect unlawful payments to any official, employee or representative of a Governmental Entity, any political party or official thereof, any candidate for political office, or any other person, (iii) has violated or is violating any provision of Anti-Corruption Laws, (iv) has established or maintained, or is maintaining, any secret, illegal or unrecorded fund of corporate monies or other properties or (v) has engaged or is engaged in any activity that would constitute any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.
(d)Neither the Company, its Subsidiaries, nor any of their respective directors, officers, or employees, or, to the knowledge of the Company, their respective distributors, resellers, agents, sales intermediaries, or Representatives or other person acting on behalf of any of the Company or any of its Subsidiaries (in each case, acting in their capacities as such), is, or has been, (i) under administrative, civil, or criminal investigation, indictment, suspension, debarment, or audit (other than a routine contract audit) by any party, (ii) under internal investigation by any party, (iii) the subject of any inquiry or written allegations of any kind, in connection with alleged or possible violations of any Anti-Corruption Laws or (iv) has received a whistleblower report of alleged or possible violations of any Anti-Corruption Laws. Neither the Company, its Subsidiaries, nor any of their respective directors, officers, or employees, or, to the knowledge of the Company, their respective distributors, resellers, agents, sales intermediaries, or Representatives or other persons acting on behalf of any of the Company or any of its Subsidiaries (in each case, acting in their capacities as such), has received notice, inquiry, or other communication from, or made a voluntary disclosure to, the U.S. Department of Justice or other criminal, civil or administrative enforcement agency of any domestic or non-U.S. jurisdiction in connection with alleged or possible violations of any Anti-Corruption Law.
2.22Environmental, Health and Safety Matters.
(a)The Company and each Subsidiary is in compliance in all material respects with all Environmental, Health and Safety Requirements in connection with the ownership, use, maintenance or operation of its business or assets or properties and the production, distribution and sale of its Products. The Company and each Subsidiary possess all material consents, licenses, permits or other authorizations of Governmental Entities required under applicable Environmental, Health and Safety Requirements for the conduct of the Business, and are, and have been since January 1, 2015, in compliance in all material respects with the terms and conditions thereof. There are no pending, or to the knowledge of the Company, any threatened in writing allegations by any Person that (i) the properties or assets of the Company or any Subsidiary are not, or that the Business has not been conducted, in compliance with all Environmental, Health and Safety Requirements or (ii) the Company or any Subsidiary has not obtained any consent, license, permit or other authorization of a Governmental Entity required under applicable Environmental, Health and Safety Requirements. Neither the Company nor any Subsidiary has knowledge of any actual or threatened (in writing) revocation, withdrawal, suspension, cancellation, termination, or modification of any consent, license, permit or other authorization of any Governmental Entity required under applicable Environmental, Health and Safety Requirements. Neither the Company nor any Subsidiary has retained or assumed any Liability of any other Person under any Environmental, Health and Safety Requirements. To the knowledge of the Company, there are no past or present facts, circumstances or conditions that would reasonably be expected to give rise to any material Liability of the Company or any Subsidiary with respect to Environmental, Health and Safety Requirements.
(b)To the Company’s knowledge, none of the property currently or formerly owned by or leased by or occupied by any of the Company or any of the Subsidiaries contains (i) any underground storage tank, asbestos, equipment using PCBs or underground injection well or (ii) any septic system (including any septic tank or septic leach or drain field) in which process wastewater or any Materials of Environmental Concern have been disposed. Neither the Company nor any Subsidiary has received written notice from any Governmental Entity of liability or potential liability arising out of the generation, handling or transportation of any Materials of Environmental Concern to a site that: (A) been placed on the “National Priorities List” of hazardous waste sites or any similar state list, (B) is otherwise designated or identified as a potential site for remediation, cleanup, closure or other environmental response activity or (C) is subject to an Environmental, Health and Safety Requirement to take “response,” “removal” or “remedial” action or to make payment for the cost of cleaning up any site.
(c)Since January 1, 2015, neither the Company nor any Subsidiary has received any written notice or other written communication, from a Governmental Entity, citizens group or other Person that alleges that any Company Product is not in compliance with any Environmental, Health and Safety Requirements in any jurisdiction in which the Company Products are manufactured, assembled, distributed, transported or sold.
(d)The Company has made available to Acquirer a copy of all studies, audits, assessments or investigations containing material information concerning compliance with, or Liability or obligations under, Environmental, Health and Safety Requirements affecting the Company and/or the Subsidiaries that are in the possession or control of the Company, each of which, if any, is identified in Schedule 2.22(d) of the Company Disclosure Letter. The Company Products are and have been in material compliance with Environmental, Health and Safety Requirements, including any associated marking and labeling requirements.
2.23Import, Export Control and Sanctions Laws. Except as disclosed on Schedule 2.23 of the Company Disclosure Letter, the Company and each of its Subsidiaries have conducted their import and export transactions in accordance in all material respects with applicable provisions of (i) United States export control and sanctions laws (including the International Traffic in Arms Regulations, the Export Administration Regulations, the regulations administered by the Department of Treasury, Office of Foreign Assets Control (“OFAC”), and any applicable anti-boycott compliance regulations), (ii) the import laws and regulations administered by the Bureau of Customs and Border Protection in the United States Department of Homeland Security, and (iii) export, sanctions, and import laws of the other countries where they conducted and currently conduct business (collectively, “Import and Export Laws”), and neither the Company nor any of its Subsidiaries has received any written notice of noncompliance, complaints, or warnings with respect to its compliance with the Import and Export Laws. Without limiting the foregoing:
(a)the Company and each of its Subsidiaries have obtained all export and import licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings with any Governmental Entity required for (i) the export, import and re-export of products, services, software and technologies and (ii) releases of technologies and software to foreign nationals located in the United States and abroad (collectively, “Import and Export Approvals”);
(b)the Company and each of its Subsidiaries (i) are in compliance in all material respects with the terms of all applicable Import and Export Approvals and (ii) have in place adequate controls and systems to ensure compliance with applicable Import and Export Laws in each of the jurisdictions in which the Company and its Subsidiaries currently do business, either directly or indirectly;
(c)there are no pending or, to the knowledge of the Company, threatened in writing claims against the Company or any of its Subsidiaries with respect to alleged noncompliance with such Import and Export Approvals or Import and Export Laws;
(d)no government approvals for the transfer of Import and Export Approvals to Acquirer or the Surviving Corporation are required, except for such Approvals that can be obtained expeditiously and without material cost;
(e) (i) the Company and each Subsidiary (to the extent applicable) has prepared and timely filed with the Bureau of Industry and Security of the United States Department of Commerce (“BIS”) all required semi-annual reports of exports of the Company’s products made under authority of license exception ENC, as required by section 740.17(e) of the U.S. Export Administration Regulations (“EAR”), 15 C.F.R. sec. 740.17(e), and all of the information contained in each of those semi-annual reports is correct and complete in all material respects and (ii) the Company’s and each Subsidiary’s records of all exports of the Company’s and the respective Subsidiaries’ products under authority of license exception ENC are up-to-date, correct, complete and sufficient to allow Acquirer to prepare and file a correct and complete semi-annual report of those Company and Subsidiary export transactions with the Bureau of Industry and Security and the ENC Encryption Request Coordinator when due following the Closing Date;
(f)neither the Company, nor any of the Subsidiaries, nor any directors, administrators, officers, directors or, to the knowledge of the Company, employees of the Company or its Subsidiaries is, or has been within the past five years, identified on (A) OFAC’s List of Specially Designated Nationals and Blocked Persons; (B) the BIS “Denied Persons List,” “Entity List” or “Unverified List”; or (C) the Office of Defense Trade Controls of the United States Department of State “List of Debarred Parties”;
(g)(i) all transactions engaged in by or on behalf of the Company, directly or indirectly, involving the sale, licensing, supply, export, re-export, transfer or furnishing of any of the Company Products, or any software code, other Intellectual Property or services pertaining to those products, have been screened against (A) the list of countries that are subject to United States Government export embargoes and (B) the lists set forth in subsection (g) above and the lists of parties prohibited or restricted from participating in any transaction involving commodities, software, other Intellectual Property or services exported, or to be exported, from the United States (subsections (A) and (B) collectively “Prohibited and Restricted Parties”), (ii) neither the Company nor any Subsidiary has sold, licensed, supplied, exported, re-exported, transferred or furnished any of the Company Products, or any software code, other Intellectual Property or services, directly or indirectly to (A) any Person located in, or any national or resident of, any country that is subject to a United States government export embargo or (B) any Prohibited and Restricted Party and (iii) none of the Company Products, or any software code, other Intellectual Property or services pertaining to those products, have been sold, licensed, supplied, exported, re-exported, transferred or furnished to any Person for use in any activities directly or indirectly related to the design, development, production, stockpiling, testing or use of any nuclear, chemical or biological weapons or missiles;
(h)neither the Company nor or any of its Subsidiaries has made any alteration of any hardware, software, or any other modification to any of its generally available commercial off-the-shelf items, software, or services that would classify any such item, software, or service as a “defense article” or “defense service,” as those terms are defined in the International Traffic in Arms Regulations, nor does the Company or any of its Subsidiaries have any knowledge that any other Person made such alteration;
(i)other than as specifically set forth in Schedule 2.23(i) of the Company Disclosure Letter, none of the Company’s nor any Subsidiary’s computer program code (whether in source, executable or other form) has been distributed outside of the Company and its Subsidiaries, to any publisher or other customer, partner or other Person, either within the United States or outside the United States, in violation of applicable Import and Export Laws.
2.24Government Contracts.
(a)With respect to each Government Contract for which performance is ongoing as of the Agreement Date or which has not been formally closed out as of the Agreement Date:
i.to the knowledge of the Company, each Government Contract was legally awarded, is binding on the parties thereto, and is in full force and effect in accordance with their terms; provided, that for purposes of this clause (i), the term “Government Contract” shall not include any Bids;
ii.no Governmental Entity, Contractor or other Person or entity has notified the Company or any of Subsidiary in writing or, to the knowledge of the Company, orally, that the Company or any Subsidiary has, or may have, breached or violated any Applicable Law, certification, representation, clause, provision or requirement pertaining to any Government Contract, including mischarging, overcharging, defective pricing, fraud, bid rigging, or price fixing (as such concepts are defined under the state or federal laws of the United States) in connection with any Government Contract;
iii.all facts set forth in or acknowledged by any representations, claims or certifications submitted by or on behalf of the Company or any Subsidiary in connection with any Government Contract were current, accurate and complete as of their effective dates;
iv.neither the Company nor any Subsidiary has received any written notice of termination, “show cause” or cure notice pertaining to any Government Contract;
v.no cost incurred by the Company or any Subsidiary pertaining to a Government Contract (A) has been questioned in writing provided to the Company or any Subsidiary by any Governmental Entity, (B) to the knowledge of the Company, is the subject of any audit (other than routine audits and similar inquiries) or (C) is under investigation or has been disallowed by any Governmental Entity; provided that for purposes of this clause (vii) the term “Government Contract” shall not include any Bids;

vi.each of the Company and the Subsidiaries has complied with (A) all requirements relating to the safeguarding of, and access to, classified information under each Government Contract and (B) any Applicable Law relating to the safeguarding of, and access to, classified information (or, in the case of Contracts governed by Applicable Laws other than the state or federal laws of the United States, the functional equivalent thereof, if any), and each of cases of (A) and (B), all violations thereof have been reported to the appropriate Governmental Entity and contracting parties as required by the applicable Government Contract or any Applicable Law relating to the safeguarding of, and access to, classified information;
vii.with respect to each Government Contract, (A) neither the Company nor any Subsidiary has credible evidence that a Principal, Employee, Agent, or Subcontractor (as such terms are defined by Federal Acquisition Regulation (“FAR”) 52.203-13(a)) of the Company or any Subsidiary has committed a violation of federal criminal law involving fraud, conflict of interest, bribery, or gratuity violations found in Title 18 of the United States Code or a violation of The False Claims Act, 31 U.S.C. §§ 3729 (the “False Claims Act”) and (B) neither the Company nor any Subsidiary has conducted or is conducting an investigation to determine whether credible evidence exists that a Principal, Employee, Agent, or Subcontractor (as such terms are defined by FAR 52.203-13(a)) of the Company or any Subsidiary has committed a violation of federal criminal law involving a violation of federal criminal law involving fraud, conflict of interest, bribery, or gratuity violations found in Title 18 of the United States Code or a violation of the civil False Claims Act; and
viii.with respect to each Government Contract, (A) neither the Company nor any Subsidiary has credible evidence of any significant overpayment(s) in connection with such Government Contract, other than overpayments resulting from contract financing payments (as defined in FAR 32.001) and (B) neither the Company nor any Subsidiary has conducted or is conducting an investigation to determine whether credible evidence exists of any significant overpayment(s) on such Government Contract, other than overpayments resulting from contract financing payment (as defined in FAR 32.001); provided that for purposes of this clause (x) the term Government Contract shall not include any Bids.
(a)Neither the Company nor any Subsidiary is, nor has any of them ever been, suspended or debarred from doing business with a Governmental Entity or, to the knowledge of the Company, proposed for suspension or debarment by a Governmental Entity, and, to the knowledge of the Company, has not been the subject of a finding of non-responsibility or ineligibility for contracting with a Governmental Entity.
(b) (i) Neither the Company, the Subsidiaries, nor any of their respective directors or officers or Principals (as such term is defined by FAR 52.209-5(a)(2)) is or has been under indictment with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract and (ii) neither the Company nor any Subsidiary has entered into any consent order or administrative agreement relating directly or indirectly to any such Government Contract.
(c)To the knowledge of the Company, no employee of the Company or any Subsidiary as of the Agreement Date who was formerly employed by a Governmental Entity in the ten years immediately preceding the Agreement Date (“Former Government Employee”) participated on behalf of the Company personally and substantially in any procurement decisions by such Governmental Entity and, to the actual knowledge (without any duty of inquiry) of the Company, all Former

Government Employees are in compliance with all Applicable Laws regarding post-employment conflict of interest restrictions applicable to such Former Government Employees.
2.25Customers and Suppliers.
(a)Neither the Company nor any Subsidiary has any outstanding material disputes concerning any Company Products with any of the top ten (10) largest managed service provider customers or top ten (10) largest distributors of the Company and the Subsidiaries, in each case, measured by aggregate contract value for the two year period ending on April 30, 2020 (each, a “Significant Customer”), and, as of the Agreement Date, to the knowledge of the Company, there is no material dissatisfaction on the part of any Significant Customer with respect to any Company Products. Each Significant Customer is listed on Schedule 2.25(a) of the Company Disclosure Letter. As of the Agreement Date, neither the Company nor any Subsidiary has received any written notice from any Significant Customer that such Significant Customer shall not continue as a customer of the Company or any Subsidiary (or the Surviving Corporation or Acquirer) after the Closing or that such Significant Customer intends to terminate or materially modify existing Contracts with the Company or any Subsidiary (or the Surviving Corporation or Acquirer). Since January 1, 2015, neither the Company nor any Subsidiary has had any Company Products returned by a purchaser thereof except for normal returns (including with respect to frequency and magnitude) occurring in the ordinary course of business. No customer, value added reseller or distributor has asserted or threatened in writing to assert any material claim against the Company of any of its Subsidiaries alleging injury form the use, ownership or operation of any Company Products.
(b)(i) Neither the Company nor any Subsidiary has any outstanding material disputes concerning products and/or services provided by any supplier, licensor or other third-party vendor who, for the 9-month starting on August 1, 2019 and ending on April 30, 2020, was one of the top ten (10) suppliers of products and/or services to the Company and the Subsidiaries, based on amounts paid or payable with respect to such periods or sub-period (as applicable) (each, a “Significant Supplier”), (ii) as of the Agreement Date, there is no material dissatisfaction on the part of the Company or any Subsidiary with respect to any Significant Supplier and (iii) as of the Agreement Date, to the knowledge of the Company, there is no material dissatisfaction on the part of any Significant Supplier with respect to the Company or any Subsidiary. Each Significant Supplier is listed on Schedule 2.25(b) of the Company Disclosure Letter. As of the Agreement Date, neither the Company nor any Subsidiary has received written notice from any Significant Supplier that such supplier shall not continue as a supplier to the Company or any Subsidiary (or the Surviving Corporation or Acquirer) after the Closing or that such Significant Supplier intends to terminate or materially modify existing Contracts with the Company or any Subsidiary (or the Surviving Corporation or Acquirer).
(c)The Company and the Subsidiaries have access, on commercially reasonable terms, to all products and services (including those provided by its payment partners) reasonably necessary to carry on the Business.
2.26Stockholder Notice. Neither the Stockholder Notice nor any amendment or supplement thereto (other than any of the information supplied or to be supplied by Acquirer in writing specifically for inclusion therein) will contain, as of the date of the mailing of such document, any untrue statement of a material fact, or will omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

ARTICLE III.
Representations and Warranties of Acquirer and Merger Sub
Acquirer and Merger Sub represent and warrant to the Company as follows:
3.1Organization and Standing. Each of Acquirer and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Neither Acquirer nor Merger Sub is in violation of any of the provisions of its articles or certificate of incorporation, as applicable, or bylaws or equivalent organizational or governing documents.
3.2Authority; Non-contravention.
(a)Each of Acquirer and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of Acquirer and Merger Sub. This Agreement has been duly executed and delivered by each of Acquirer and Merger Sub and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitutes the valid and binding obligation of Acquirer and Merger Sub enforceable against Acquirer and Merger Sub, respectively, in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.
(b)The execution and delivery of this Agreement by Acquirer and Merger Sub do not, and the consummation of the Transactions will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the articles or certificate of incorporation, as applicable, or bylaws or other equivalent organizational or governing documents of Acquirer and Merger Sub, in each case as amended to date or (ii) Applicable Law, except where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not materially impair Acquirer’s or Merger Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement, and subject in all cases to the making or receipt of any required consent, approval, order or authorization of, or registration, declaration or filing with, any banking or other regulatory authority with jurisdiction over Acquirer or any of its Affiliates.
(c)Except for (i) such filings and notifications as have been made or as may be required to be made by Acquirer in connection with the Merger and the other Transactions under the HSR Act or other applicable Antitrust Laws and the authorizations, approvals, consents, or expiration or early termination of the applicable waiting periods under the HSR Act or other applicable Antitrust Laws and (ii) the filing of a registration statement on Form S-8 with the U.S. Securities and Exchange Commission after the Closing Date covering the shares of Acquirer Common Stock issuable pursuant to certain Unvested Company Options, the Excess Promised Option RSUs (if any) and the Retention RSUs assumed hereunder, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to Acquirer or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the Transactions that, if not obtained or made, would reasonably be expected to adversely affect the ability of Acquirer or Merger Sub to consummate the Merger or any of the other Transactions.

3.3No Prior Merger Sub Operations. Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the Transactions.
3.4Sufficiency of Funds. Acquirer has, or has available to it, sufficient funds to consummate the Transactions and satisfy its obligation hereunder.
ARTICLE IV.
Conduct Prior to the Effective Time
4.1.Conduct of the Business; Notices. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time (the “Pre-Closing Period”), the Company shall, and shall cause each Subsidiary to (except to the extent expressly provided otherwise herein, and subject in all cases to (x) changes in Applicable Law occurring after the Agreement Date, or (y) the prior written consent of Acquirer (it being hereby agreed by Acquirer that (1) following an e-mail request for consent by the Company, consent via e-mail from any Acquirer Authorized Representative shall be deemed written consent for purposes of this Section 4.1 and (2) in the event Acquirer receives a request in a manner specified in clause (1) above regarding actions to be taken (or omitted to be taken) by the Company or any of its Subsidiaries in response to COVID-19 that are reasonably designed to protect the health or welfare of employees or other relevant individuals (as expressly noted in such request by the Company) and failure to respond by Acquirer on a timely manner would reasonably be expected to jeopardize the health or welfare of employees or other relevant individuals, Acquirer shall be deemed to have consented to such action or omission if it fails to respond within 24 hours following the receipt of such request)):
(a)use its commercially reasonable efforts to conduct the Business in the ordinary course consistent with past practice;
(b)(i) pay and perform all of its undisputed debts for borrowed money when due and other obligations (including Taxes) in the ordinary course of business consistent with past practice, (ii) use commercially reasonable efforts consistent with past practice to collect accounts receivable when due and not extend credit outside of the ordinary course of business consistent with past practice, (iii) sell the Company’s products and services consistent with past practice as to discounting, license, service and maintenance terms, incentive programs and revenue recognition and other terms and (iv) use its commercially reasonable efforts consistent with past practice and policies to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, including Significant Customers and Significant Suppliers;
(c)use commercially reasonable efforts to ensure that each of its Contracts (other than with Acquirer) entered into after the Agreement Date will not require the procurement of any consent, waiver or novation or provide for any material change in the obligations of any party thereto in connection with, or terminate as a result of the consummation of, the Transactions;
(d)maintain each of its leased premises in accordance with the terms of the applicable lease; and
(e)promptly notify Acquirer upon the Company obtaining actual knowledge (without any duty of inquiry) of: (i) the Company’s receipt of any written notice from any Person alleging that the consent of such Person is or may be required in connection with the Transactions; (ii) the Company’s receipt of any notice or other communication (oral or written) from any Governmental Entity (A) relating to the Transactions, (B) indicating that a Company Authorization has been or is about to be revoked or (C) indicating that a Company Authorization is required in any jurisdiction in which such Company Authorization has not been obtained, which revocation or failure to obtain has had or would reasonably be expected to be material to the Company; (iii) material inaccuracy in any representation or warranty or breach of any covenant of the Company herein; and (iv) to the extent not otherwise required by this Section 4.1, any change, occurrence or event that, individually or in the aggregate with any other changes, occurrences and events, would reasonably be expected to cause any of the conditions to the Closing set forth in Article VI not to be satisfied; provided that, notwithstanding anything to the contrary in this Section 4.1(e), the failure to provide notice of an inaccuracy in a representation or warranty (including in relation to any notices regarding Company Authorizations) shall not be deemed to be a breach of covenant under this Section 4.1(e), but shall instead only constitute a breach of the underlying representation or warranty.
4.2.Restrictions on Conduct of the Business. Without limiting the generality or effect of this Section 4.1, except as expressly set forth on Schedule 4.2 of the Company Disclosure Letter, during the Pre-Closing Period, the Company shall not, and shall cause each Subsidiary not to do, cause or permit any of the following (except to the extent expressly provided otherwise herein and subject in all cases to (x) changes in Applicable Law occurring after the Agreement Date or (y) the prior written consent of Acquirer (it being hereby agreed by Acquirer that (1) following an e-mail request for consent by the Company, consent via e-mail from any Acquirer Authorized Representative shall be deemed written consent for purposes of this Section 4.2 and (2) in the event Acquirer receives a request in a manner specified in clause (1) above regarding actions to be taken (or omitted to be taken) by the Company or any of its Subsidiaries in response to COVID-19 that are reasonably designed to protect the health or welfare of employees or other relevant individuals (as expressly noted in such request by the Company) and failure to respond by Acquirer on a timely manner would reasonably be expected to jeopardize the health or welfare of employees or other relevant individuals, Acquirer shall be deemed to have consented to such action or omission if it fails to respond within 24 hours following the receipt of such request)):
(a)Charter Documents. Cause, propose or permit any amendments to its certificate of incorporation or bylaws or equivalent organizational or governing documents;
(b)Merger, Reorganization. Merge or consolidate itself with any other Person or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;
(c)Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or other property) in respect of any of its Equity Interests, or split, combine or reclassify any of its Equity Interests or issue or authorize the issuance of any Equity Interests or other securities in respect of, in lieu of or in substitution for its Equity Interests, or repurchase or otherwise acquire, directly or indirectly, any of its Equity Interests, in each case except for Permitted Issuances;
(d)Material Contracts. Except in the ordinary course of business, consistent with past practice: (i) enter into, amend or modify any (A) Contract that would (if entered into, amended or modified prior to the Agreement Date) constitute a Material Contract or (B) Contract requiring a novation or consent in connection with the Merger or the other Transactions, (ii) violate, terminate, amend or modify (including by entering into a new Contract with such party or otherwise) or waive any of the terms of any of its Material Contracts or of the Written Consent or (iii) enter into, amend, modify or terminate any Contract or waive, release or assign any rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would be likely or reasonably expected to (A) adversely affect the Company or any Subsidiary (or, following consummation of the Merger, Acquirer or any of its Affiliates) in any material respect, (B) impair the ability of the Company or the Stockholders’ Agent to perform their respective obligations under this Agreement or the Written Consent or (C) prevent or materially delay or impair the consummation of the Merger and the other Transactions; provided that this Section 4.2(d) shall not require the Company to seek or obtain Acquirer’s consent in order to set or change the prices at which the Company or any of its Subsidiaries sells products or provides services to current end users in the ordinary course of business consistent with past practice;
(e)Issuance of Equity Interests. Issue, deliver, grant or sell or authorize or propose the issuance, delivery, grant or sale of, or purchase or propose the purchase of, any Company Voting Debt or any Equity Interests, or enter into or authorize or propose to enter into any Contracts of any character obligating it to issue any Equity Interests, other than: (i) the issuance of shares of Company Common Stock pursuant to the exercise of Company Options or Company Warrants that are outstanding as of the Agreement Date in accordance with their current terms and are vested at the time of exercise, (ii) the grant of the Promised Option RSUs in accordance with Section 5.9(f) and the grant of the Retention RSUs in accordance with Section 5.9(g), (iii) the issuance of Company Common Stock upon conversion of Company Preferred Stock outstanding on the Agreement Date and (iv) the repurchase of any shares of Company Capital Stock from former employees, non-employee directors and consultants in accordance with Contracts providing for the repurchase of shares in connection with any termination of service (clauses (i)-(iv), “Permitted Issuances”);
(f)Employees; Consultants; Independent Contractors. (i) Hire, or offer to hire, any additional officers or other employees, or any consultants or other service providers, other than (A) employees below the director level in engineering, product management or sales hired in the ordinary course of business consistent with past practice, (B) any employees hired to fill positions in engineering, product management or sales open as of the Agreement Date and set forth on Schedule 4.2(f) of the Company Disclosure Letter or (C) engineering, product management or sales positions below the director level that become open subsequent to the Agreement Date as a result of a current employee’s departure, in each case who receive compensation and benefits substantially comparable to that which the Company or the applicable Subsidiary has historically provided to employees in similar positions, (ii) terminate (other than for “cause” or as a result of termination by the employee) the employment or change the title, office or position of any employee with a title of director or higher, (iii) enter into, amend or extend the term of any employment or consulting agreement with, or Company Option or Company RSU held by, any current or former employee, non-employee director, consultant or other service provider, other than the amendment of any Company Option held by a then-active employee or member of the Board that may expire prior to the Closing Date in order to facilitate the exercise of such Company Option by means of a promissory note from the Company to pay the exercise price and any taxes associated with such exercise (each, an “Option Exercise Note”), (iv) enter into any Contract with a labor union or collective bargaining agreement (unless required by Applicable Law) or (v) add any new members to its board of directors;
(g)Loans and Investments. Make any loans or advances (other than (i) routine expense advances to employees of the Company or any Subsidiary consistent with past practice and (ii) the Option Exercise Notes) to, or any investments in or capital contributions to, any Person, or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any indebtedness for borrowed money;

(h)Intellectual Property. (i) Except in the ordinary course of business consistent with past practice, license from any Person any rights to any Intellectual Property, (ii) transfer or license to any Person any rights to any Company-Owned Intellectual Property (except with respect to non-exclusive customer end user licenses or nonexclusive licenses granted to channel partners and non-exclusive licenses granted to manufacturing, technology alliance partners, or marketing partners, in each case entered into in the ordinary course of business consistent with past practice), (iii) transfer or provide a copy of any Company Source Code or any other trade secrets or confidential information included in the Company-Owned Intellectual Property to any Person (including any current or former employee or consultant of the Company or any Subsidiary or any contractor or commercial partner of the Company or any Subsidiary) (other than providing access to Company Source Code or any trade secrets or confidential information included in the Company-Owned Intellectual Property to current employees and consultants of the Company or any Subsidiary involved in the development of the Company Products on a need to know basis in the ordinary course of business consistent with past practice), or (iv) distribute, convey or otherwise make available any Company Source Code in a manner that would require the disclosure or licensing of any Company Source Code;
(i)Patents. Other than in the ordinary course of business, take any action regarding a patent, patent application or other Intellectual Property right, other than filing continuations for existing patent applications or completing or renewing registrations of existing patents, domain names, trademarks or service marks, responding to office actions, and otherwise filing applications, papers, paying fees, requesting extensions and taking necessary actions for the prosecution of patents and trademarks in the ordinary course;
(j)Dispositions. Sell, lease, license or otherwise dispose or permit to lapse of any of its tangible assets, other than sales and nonexclusive licenses of Company Products in the ordinary course of business consistent with past practice, or enter into any Contract with respect to the foregoing;
(k)Indebtedness. Incur any indebtedness for borrowed money in excess of $20,000,000 in the aggregate;
(l)Payment of Obligations. Pay, discharge or satisfy (i) any Liability to any Person who is an officer, director or stockholder of the Company (other than compensation due for services as an officer or director) or (ii) any claim or Liability arising other than in the ordinary course of business consistent with past practice, other than the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Financial Statements and Transaction Expenses, or defer payment of any accounts payable other than in the ordinary course of business consistent with past practice, or give any discount, accommodation or other concession other than in the ordinary course of business consistent with past practice, in order to accelerate or induce the collection of any receivable;
(m)Capital Expenditures. Make any capital expenditures, capital additions or capital improvements that are in excess of $300,000 in the aggregate or outside the ordinary course of business;
(n)Insurance. Materially change the amount of, or terminate, any insurance coverage, other than the purchase of any directors’ and officers’ tail insurance policy;
(o)Termination or Waiver. Cancel, release or waive any material claims or material rights held by the Company;
(p)Employee Benefit Plans; Pay Increases. (i) Adopt or amend any Company Employee Plan (other than the adoption of the 2014 Plan Amendment in accordance with Section 5.9(f))

or other employee or compensation benefit plan, including any stock issuance or stock option plan, or amend any compensation, benefit, entitlement, grant or award provided or made under any such plan, except in each case as required under ERISA, Applicable Law or as necessary to maintain the qualified status of such plan under the Code, (ii) grant or pay any special bonus or special remuneration or any other bonus to any employee or nonemployee director or consultant, other than in accordance with the terms of a Company Employee Plan in effect as of the Agreement Date and set forth in the Company Disclosure Letter, or (iii) increase or offer to increase the salaries, wage rates or fees of its employees, directors or consultants or other service providers;
(q)Severance Arrangements. Grant or pay, or enter into any Contract providing for the granting of any severance, retention or termination pay, or the acceleration of vesting or other benefits, to any Person, other than in accordance with the terms of a Company Employee Plan in effect as of the Agreement Date and set forth in the Company Disclosure Letter;
(r)Lawsuits; Settlements. (i) Commence a lawsuit other than (A) for the routine collection of bills, (B) in such cases where the Company in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that the Company consults with Acquirer prior to the filing of such a suit) or (C) for a breach of this Agreement or (ii) settle or agree to settle any pending or threatened lawsuit or other dispute;
(s)Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the Company, any Subsidiary or the Business, or enter into any Contract with respect to a joint venture, strategic alliance or partnership;
(t)Taxes. Make or change any election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any federal, state, or foreign income Tax Return or any other material Tax Return without the consent of Acquirer prior to filing, file any amendment to a federal, state, or foreign income Tax Return or any other material Tax Return, enter into any Tax sharing or similar agreement or closing agreement, assume any Liability for the Taxes of any other Person (whether by Contract or otherwise), settle any claim or assessment in respect of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, enter into intercompany transactions giving rise to deferred gain or loss of any kind or take any other similar action relating to the filing of any Tax Return or the payment of any Tax if such similar action would have the effect of increasing the Tax liability of Acquirer or its Affiliates for any period ending after the Closing Date or decreasing any Tax attribute of the Company or any of its Subsidiaries existing on the Closing Date;
(u)Accounting. Change accounting methods or practices (including any change in depreciation or amortization policies) or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the ordinary course of business), except in each case as required by changes in GAAP as concurred with its independent accountants and after notice to Acquirer;
(v)Real Property. Enter into any agreement for the purchase, sale or lease of any real property;

(w)Encumbrances. Place or allow the creation of any Encumbrance (other than a Permitted Encumbrance) on any of its properties;
(x)Sales and Promotional Activities. Engage in (i) any promotional sales or discount activity with any customers or distributors in which the total amount of discount offered on the Company’s software product would reasonably be expected to have a value that is equal to or exceeds the amount specified in Schedule 4.2(x) of the Company Disclosure Letter, (ii) any practice that is designed to accelerate to pre-Closing periods collections of receivables that would otherwise be expected (based on past practice) to be made in post-Closing periods, or (iii) any practice that is designed to postpone to post-Closing periods payments by the Company that would otherwise be expected (based on past practice) to be made in pre-Closing periods;
(y)Interested Party Transactions. Enter into any Contract that, if entered prior to the Agreement Date, would be required to be listed on Schedule 2.15 of the Company Disclosure Letter, other than any Option Exercise Notes;
(z)Subsidiaries. Take any action that would result in the Company having one or more Subsidiaries; and
(aa)Other. Take or agree in writing or otherwise to take, any of the actions described in clauses (a) through (z) in this Section 4.2.
4.3.Certain Limitations. Notwithstanding anything to the contrary in this Article IV, Acquirer and the Company acknowledge and agree that (a) nothing in this Agreement shall give Acquirer, directly or indirectly, the right to control or direct the Company’s operations for purposes of the HSR Act prior to the expiration or termination of any applicable waiting period pursuant to the HSR Act and (b) no consent of Acquirer shall be required with respect to any matter set forth in this Agreement to the extent the requirement of such consent would violate any Antitrust Law.
ARTICLE V.
Additional Agreements
5.1.Board Recommendation, Stockholder Approval and Stockholder Notice.
(a)The Board has unanimously recommended that the Company Stockholders vote or deliver consents in favor of the adoption of this Agreement and the approval of the Merger, and for the duration of the Pre-Closing Period, neither the Board nor any committee thereof shall withhold, withdraw, amend or modify, or propose or resolve to withhold, withdraw, amend or modify in a manner adverse to Acquirer, the unanimous recommendation of the Board that the Company Stockholders vote or deliver consents in favor of the adoption of this Agreement and the approval of the Merger.
(b)The Company shall use its reasonable best efforts to secure, immediately after the execution and delivery of this Agreement (but no later than three (3) hours thereafter), the delivery of the Written Consent, which shall constitute the Company Stockholder Approval.
(c)Promptly (and in any case within ten (10) days) after the Company obtains the Company Stockholder Approval through the Written Consent, the Company shall prepare, with the cooperation of Acquirer, and mail to each Company Stockholder other than the Consenting Stockholders, a notice (as it may be amended or supplemented from time to time, the “Stockholder Notice”) comprising

(i) the notice contemplated by Section 228(e) of the DGCL or Chapter 13 of the CCC, to the extent applicable, of the taking of a corporate action without a meeting by less than a unanimous written consent, (ii) the notice contemplated by Section 262(d)(2) of the DGCL or Chapter 13 of the CCC, to the extent applicable, together with copies of Section 262 of the DGCL or Chapter 13 of the CCC, respectively, and (iii) an information statement to the Company Stockholders in connection with the solicitation of their signatures to the Joinder Agreement. The Stockholder Notice shall include (x) a statement to the effect that the Board had unanimously recommended that the Company Stockholders vote or deliver consents in favor of the adoption of this Agreement and the approval of the Merger and (y) such other information as Acquirer and the Company may agree is required or advisable under Applicable Law to be included therein. Prior to its mailing, the Stockholder Notice shall have been approved by Acquirer (such approval not to be unreasonably withheld, condition or delayed), and, following its mailing, no amendment or supplement to the Stockholder Notice shall be made by the Company without the approval of Acquirer (such approval not to be unreasonably withheld, condition or delayed). Each of Acquirer and the Company agrees to provide promptly to the other such information concerning its business, financial statements and affairs as, in the reasonable judgment of Acquirer or of the Company or their respective counsel, may be required or advisable to be included under Applicable Law in the Stockholder Notice or in any amendment or supplement thereto, and Acquirer and the Company agree to cause their respective Representatives to cooperate in the preparation of the Stockholder Notice and any amendment or supplement thereto.
5.2.No Solicitation.
(a)During the Pre-Closing Period, neither the Company nor any Subsidiary will, nor will any of them authorize or permit any of their respective Representatives to, directly or indirectly, (i) solicit, initiate, seek, knowingly encourage, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to, or that would reasonably be expected to lead to, any Acquisition Proposal, (v) submit any Acquisition Proposal to the vote of any Company Securityholders or stockholders of any Subsidiary or (vi) enter into any other transaction or series of transactions not in the ordinary course of business consistent with past practice, the consummation of which would impede, prevent or materially delay, or would reasonably be expected to impede, prevent or materially delay, the consummation of the Merger or the other Transactions. The Company will, and will cause the Subsidiaries and their respective Representatives to, (A) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal and (B) immediately revoke or withdraw access of any Person (other than Acquirer and its Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company or any Subsidiary in connection with an Acquisition Proposal and request from each Person (other than Acquirer and its Representatives) the prompt return or destruction of all non-public information with respect to the Company or any Subsidiary previously provided to such Person in connection with an Acquisition Proposal. If any of the Subsidiaries or any of the Company’s or Subsidiary’s Representatives, whether in his, her or its capacity as such or in any other capacity, takes any action that the Company is obligated pursuant to this Section 5.2 not to authorize or permit such Representative to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 5.2.
(b)The Company shall immediately (but in any event, within 24 hours) notify Acquirer orally and in writing after receipt by the Company and/or any Subsidiary (or, to the knowledge of the Company, by any of the Company’s or Subsidiary’s Representatives), of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) any other written notice that any Person is considering making an Acquisition Proposal or (iv) any request for non-public information relating to the Company any Subsidiary. Such notice shall describe (A) the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request and (B) the identity of the Person or Group making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. The Company shall keep Acquirer reasonably informed of the status and details of, and any material modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto and shall provide to Acquirer a true, correct and complete copy of such inquiry, expression of interest, proposal or offer and any amendments, correspondence and communications related thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing. The Company shall provide Acquirer with 48 hours prior notice (or such lesser prior notice as is provided to the members of the Board) of any meeting of the Board at which the Board is reasonably expected to discuss any Acquisition Proposal.
5.3.Confidentiality; Public Disclosure.
(a)The parties hereto acknowledge that Acquirer and the Company have previously executed a mutual non-disclosure agreement, dated as of February 11, 2020 (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms. Each party hereto agrees that it and its Representatives shall hold the terms of this Agreement, and the fact of this Agreement’s existence, in strict confidence. Except to the extent necessary for purposes of the Stockholder Notice or as otherwise permitted under this Section 5.3, at no time shall any party hereto disclose any of the terms of this Agreement (including the economic terms) or any non-public information about a party hereto to any other Person without the prior written consent of the party hereto to which such non-public information relates. Notwithstanding anything to the contrary in the foregoing, a party hereto shall be permitted to disclose any and all terms to its financial, tax and legal advisors (each of whom is subject to a similar obligation of confidentiality), and to any Governmental Entity or administrative agency to the extent necessary or advisable to comply with Applicable Law and the rules of NYSE. The Stockholders’ Agent hereby agrees to be bound by the terms and conditions of the Confidentiality Agreement to the same extent as though the Stockholders’ Agent were a party thereto; provided that the Stockholders’ Agent shall be permitted to disclose Confidential Information to the Advisory Group in its capacity as such to the extent necessary or incidental to its services and responsibilities under Section 8.7 of this Agreement. With respect to the Stockholders’ Agent, as used in the Confidentiality Agreement, the term “Confidential Information” shall also include information relating to the Merger or this Agreement received by the Stockholders’ Agent after the Closing or relating to the period after the Closing.
(b)The Company shall not, and shall cause each Subsidiary and their respective Representatives not to, issue any press release or other public communications (except to the extent consistent with, and containing only information already included in, any press release or other public communications previously issued or made in accordance with this Agreement) relating to the terms of this Agreement or the Transactions or use Acquirer’s name or refer to Acquirer directly or indirectly in connection with Acquirer’s relationship with the Company in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of Acquirer, except to the extent (i) required by Applicable Law (in which case such party shall promptly notify Acquirer of this and cooperate with Acquirer to the extent practicable so as to seek to limit the information disclosed to the information it is advised by counsel is required by such Applicable Law to be disclosed), (ii) as reasonably necessary for the Company to obtain the Written Consent and the other consents and approvals of the Company Stockholders and other third parties contemplated by this Agreement, (iii) necessary to enforce such party’s rights under this Agreement or any other Transaction Document, (iv) such information is or becomes generally known to the public without violation of this Agreement or the Confidentiality Agreement or any other agreement or obligations restricting the disclosure of such information by such party or (v) made by a Company Stockholder permitted by, and in accordance with, the confidentiality terms set forth in the Joinder Agreement. Notwithstanding anything to the contrary contained herein or in the Confidentiality Agreement, Acquirer may make such public communications regarding this Agreement or the Transactions as Acquirer may determine is reasonably appropriate.
5.4.Reasonable Best Efforts; Regulatory Approvals.
(a)Subject to other provisions in this Section 5.4, each of the parties hereto agrees to use its reasonable best efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective the Merger and the other Transactions, including the satisfaction of the respective conditions set forth in Article VI, and including to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting completely the consummation of the Merger and the other Transactions.
(b)Acquirer and the Company each shall (or each shall cause its ultimate parent entities as that term is defined in the HSR Act) to file a notification under the HSR Act and under the Austrian Cartel Act in connection with the Merger within 10 Business Days after the Agreement Date. Acquirer and the Company shall promptly execute and file, or join in the execution and filing of, any additional application, notification (including the provision of any required information in connection therewith) or other document that may be required in order to obtain the authorization, approval or consent of any Governmental Entity, or expiration or termination of the applicable waiting periods under such Antitrust Laws, that may be reasonably required, or that Acquirer may reasonably request to be made, in connection with the consummation of the Merger and the other Transactions. Acquirer and the Company shall each use their respective commercially reasonable efforts to obtain, and to cooperate with each other to obtain promptly, all such authorizations, approvals, consents, expirations and terminations, and Acquirer shall pay any filing fees associated therewith.
(c)Notwithstanding anything to the contrary contained herein, it is expressly understood and agreed that Acquirer shall be under no obligation to (and, without the prior written consent of Acquirer, the Company shall not) proffer, make proposals, negotiate, execute, carry out or submit to agreements or Orders providing for (i) the sale, transfer, license, divestiture, encumbrance or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets, categories of assets, operations or categories of operations of Acquirer or any of its Affiliates or of the Company or any of its Affiliates, (ii) the discontinuation of any product or service of Acquirer or any of its Affiliates or of the Company or any of its Affiliates, (iii) the licensing or provision of any technology, software or other Intellectual Property of Acquirer or any of its Affiliates or of the Company or any of its Affiliates to any Person, (iv) the imposition of any limitation or regulation on the ability of Acquirer or any of its Affiliates or the Company or any of its Affiliates to freely conduct their business or own their respective assets, (v) the holding separate of the shares of Company Capital Stock or any of the assets, properties or rights of the Acquirer, the Company or any of their respective Affiliates or any limitation or regulation on the ability of Acquirer or any of its Affiliates to exercise full rights of ownership of the shares of Company Capital Stock or of the Acquirer, the Company or any of their respective Affiliates to exercise full rights of ownership of the assets, properties and rights of the Acquirer, the Company or any of their respective Affiliates or (vi) any actions that are not conditioned on the consummation of the Merger, if taking any such action described in (i) through (vi) above would be reasonably expected to have, either individually or in the aggregate, a material and adverse impact on Acquirer, the Company or any of their respective Subsidiaries (it being understood and agreed that, for purposes of this Section 5.4(c), a material and adverse impact shall be measured relative to the size of the Company and its Subsidiaries, taken as a whole, regardless of whether such actions are imposed on, or affect Acquirer, the Company, or any of their respective Subsidiaries (any one or more of the foregoing, an “Antitrust Restraint”).
(d)Each of Acquirer and the Company shall promptly inform the other of any material communication between such party and any Governmental Entity regarding any of the Transactions. Subject to Applicable Law relating to the exchange of information, Acquirer shall have the right (i) to direct overall strategy with respect to any Governmental Entity relating to the Transactions and (ii) to have its outside legal counsel review in advance any filing, application, notification or other material document to be submitted by the Company to any Governmental Entity under any Antitrust Law. To the extent practicable, each Party shall consult with the other Party and consider in good faith the views of such other Party with respect to the information related to such other Party that appears in any such filing, application, notification or other document. If Acquirer or any Affiliate of Acquirer receives any formal or informal request for supplemental information or documentary material from any Governmental Entity with respect to any of the Transactions, then Acquirer shall make or cause to be made, as soon as reasonably practicable, a response in compliance with such request. If the Company or any Affiliate of the Company receives any formal or informal request for supplemental information or documentary material from any Governmental Entity with respect to any of the Transactions, then the Company shall make or cause to be made, a response in compliance with such request. The Company shall not, without the prior written consent of Acquirer, (A) participate or permit any of the Company’s Representatives to participate in any material meeting with any Governmental Entity relating to the Transactions unless the Company consults with Acquirer in advance and, to the extent permitted by such Governmental Entity, grants Acquirer the opportunity to attend and lead the discussions at such meeting or (B) proffer, make proposals, negotiate, execute, carry out or submit to any agreements or Orders providing for any actions that would constitute an Antitrust Restraint.
5.5.Third-Party Consents; Notices.
(a)During the Pre-Closing Period, the Company shall use its commercially reasonable efforts to (x) obtain prior to the Closing such consents and authorizations of third parties and (y) give notices to third parties, in each case as are listed on Schedule 5.5; provided that the Company shall not be obligated to (and, without the prior written consent of Acquirer, the Company shall not) make any payment or any commercial concession to any third party, or incur any Liability, as a condition to (or in connection with) obtaining any such consent or authorization. The Company will (i) consult with Acquirer beforehand regarding the process for seeking such consents and authorizations and providing such notices, (ii) provide Acquirer with a reasonable opportunity to review and comment in advance on the forms of such consent and authorization requests and notices, and (iii) incorporate any reasonable comments thereto made by Acquirer.

(b)The Company shall timely give all notices and other information required to be given to the employees of the Company or any Subsidiary, any collective bargaining unit representing any group of employees of the Company or any Subsidiary, and any applicable Governmental Entity under the WARN Act, the National Labor Relations Act, as amended, the Code, COBRA and other Applicable Law in connection with the Transactions. Any such notice shall be subject to review and advance approval by Acquirer, such approval not to be unreasonably withheld, delayed or denied.
5.6.Litigation. The Company shall (i) notify Acquirer in writing promptly after learning of any Legal Proceeding initiated by or against it or any Subsidiary, or known by the Company to be threatened in writing against the Company or any Subsidiary, or any of their respective directors, officers or employees or the Company Stockholders in their capacity as such (a “New Litigation Claim”), (ii) notify Acquirer of ongoing material developments in any New Litigation Claim or other ongoing litigation in which the Company or any of its Subsidiaries is involved, whether as plaintiff, defendant, intervenor, or otherwise (“Other Litigation Claim”) and (iii) consult in good faith with Acquirer regarding the conduct of the defense of any New Litigation Claim or Other Litigation Claim.
5.7.Access to Information.
(a)During the Pre-Closing Period, (i) the Company shall use its commercially reasonable efforts (subject in all cases to (x) Applicable Law and (y) any applicable logistical restrictions or limitations as a result of the effects of COVID-19 or “shelter-in-place” requirements; provided that, in such instance under clause (y), the Company shall reasonably cooperate with Acquirer to provide such access in a manner (including through virtual meetings or access to electronic files) that would not be subject to such logistical restrictions or limitations) to afford Acquirer and its Representatives reasonable access during business hours to (A) the Company’s and each of the Subsidiaries’ properties, personnel, books, Contracts and records and (B) all other information concerning the business, properties and personnel of the Company or any Subsidiary as Acquirer may reasonably request and which is in the possession or under the control of the Company or any of its Subsidiaries and (ii) the Company shall provide to Acquirer and its Representatives true, correct and complete copies of the Company’s and each Subsidiary’s (A) internal financial statements, (B) Tax Returns, Tax elections and all other records and workpapers relating to Taxes, (C) a schedule of any deferred intercompany gain or loss with respect to transactions to which the Company has been a party, (D) records and information reasonably requested in writing by Acquirer to allow Acquirer to reasonably assess the compliance status of the Company and its Subsidiaries, and (E) receipts for any Taxes paid to foreign Tax Authorities; provided that (1) such access does not unreasonably interfere with the normal operations of the Company or the Subsidiaries, (2) all requests for such access shall be directed to the General Counsel of the Company or such other Person as the Company may designate in writing from time to time, and (3) nothing herein shall require the Company to provide access to, or to disclose any information to, Acquirer or any of its Representatives if such access or disclosure, in the good faith reasonable belief of the Company, (x) would cause significant competitive harm to the Company if the Transactions are not consummated, (y) would waive any legal privilege or (z) would be in violation of Applicable Law or regulations of any Governmental Entity (including the HSR Act and other Antitrust Laws) or the confidentiality provisions of any Contract to which the Company is a party as of the Agreement Date; provided, however, that, in each such instances, the Company shall inform Acquirer of the general nature of the access or information being withheld and, upon Acquirer’s request, reasonably cooperate with Acquirer to provide such access or information, in whole or in part, in a manner that would not result in any of the outcomes described in the foregoing clauses (x), (y) and (z).

(b)Subject to compliance with Applicable Law, for the duration of the Pre-Closing Period, the Company shall confer from time to time as reasonably requested by Acquirer with one or more Representatives of Acquirer to discuss any material changes or developments in the operational matters of the Company and each Subsidiary and the general status of the ongoing operations of the Company and each Subsidiary.
(c)No information or knowledge obtained by Acquirer before or after the execution of this Agreement, including in connection with due diligence, in connection with any investigation pursuant to this Section 5.7 or as a result of any notice from the Company or any of its Representatives, shall affect or be deemed to modify the rights and remedies of Acquirer in connection with any representation, warranty, covenant, agreement, obligation or condition set forth herein or in any other Transaction Document (except to the extent disclosed in the Company Disclosure Letter, subject to any limitations expressly set forth in the opening paragraph of Article II).
(d)Within five (5) days following the Agreement Date, the Company shall deliver to Acquirer one or more DVDs or other digital media evidencing the documents that were made available, which shall indicate, for each document, the date that such document was first uploaded to the data room.
5.8.Expenses; Company Debt.
(a)Whether or not the Merger is consummated, except as otherwise set forth in this Agreement, all costs and expenses incurred in connection with this Agreement and the Transactions (including Transaction Expenses) shall be paid by the party incurring such expense; provided that (i) at the Closing, Acquirer shall pay or cause to be paid all Unpaid Transaction Expenses on behalf of the Company as set forth in clause (c) below and (ii) whether or not the Merger is consummated, Acquirer shall be solely responsible for all Audited Interim Financials Expenses.
(b)At, and subject to, the Closing, Acquirer shall repay or cause to be repaid all Company Debt then outstanding, in accordance with the Funds Flow. The Company shall deliver to Acquirer, at least four (4) Business Days prior to the Closing Date, executed payoff letters or similar instruments, in form and substance reasonably satisfactory to Acquirer, with respect to all Company Debt outstanding as of the Closing, which letters or instruments (i) provide for the full payoff and discharge of such Company Debt and the termination and release of all instruments providing for or related to the Company Debt, including the related guaranty, Encumbrances and promissory notes, in each case upon receipt of the applicable payoff amount set forth in such letter or similar instrument (which amount shall include any premiums above the principal amount of such Company Debt or any accrued but unpaid interest, fees and other amounts payable in connection therewith) and (ii) contemplate the delivery of UCC-3 termination statements and mortgage releases that when filed or recorded, as the case may be, will be sufficient to release any and all Encumbrance relating to such Company Debt.
(c)At, and subject to, the Closing, Acquirer shall pay or cause to paid, in accordance with the Funds Flow, the Unpaid Transaction Expenses payable to each Person with respect to which the Company has delivered either a written acknowledgement or a final invoice, bill or statement of services in accordance with this Section 5.8(c); provided that, after the Closing, Acquirer shall pay or cause to be paid all Unpaid Transaction Expenses payable to any other Person in accordance with the Funds Flow within four (4) Business Days following the receipt by Acquirer of a written acknowledgement or a final invoice, bill or statement of services relating to such Unpaid Transaction Expenses from such other Person. The Company shall use commercially reasonable efforts to deliver to Acquirer, at least two (2) Business Days prior to the Closing Date, written acknowledgments pursuant to which each Person that is entitled to any Unpaid Transaction Expenses acknowledges (A) the total amount of Transaction Expenses that has been incurred and remains payable to such Person as of the Closing and (B) that, upon payment of such remaining payable amount at the Closing, it shall be paid in full and shall not be owed any other amount (whether or not then due and payable) by any of Acquirer, the Company, its Affiliates, the Surviving Corporation or any combination thereof. With respect to any such Person for which the Company has not delivered the written acknowledgement pursuant to this Section 5.8(c), the Company shall use commercially reasonable efforts to deliver, at least two (2) Business Days prior to the Closing Date, a final invoice, bill or statement of services from such Person setting forth the total amount of Transaction Expenses that has been incurred and remain payable to such Person as of the Closing.
5.9.Employees.
(a)With respect to matters described in this Section 5.9, the Company will consult with Acquirer (and will consider in good faith the advice of Acquirer) prior to sending any written notices or other written communication materials to its employees.
(b)Prior to the Effective Time and subject to Applicable Law, the Company shall use its commercially reasonable efforts to: (i) provide a notice of termination of employment or of the service relationship to each Non-Continuing Employee, (ii) obtain a valid and enforceable general release of claims and (iii) terminate the employment or service relationship of such Non-Continuing Employee, effective no later than immediately prior to the Effective Time, including the payment of any severance compensation and/or benefits, as agreed between the Company and Acquirer.
(c)If David Hughes has not repaid that certain Secured Full Recourse Promissory Note, dated September 17, 2019, by and between the Company and David Hughes (the “Hughes Promissory Note”) in full prior to the Closing, or any other employee has not repaid any Option Exercise Note in full prior to the Closing, the Company shall enter into an agreement with David Hughes or such employee (each, a “Debt Settlement Agreement”), in a form reasonably satisfactory to Acquirer, pursuant to which (i) David Hughes or such employee shall assign to the Company his or her right to receive a portion of the Closing Payment equal to the aggregate outstanding amount (including principal amount and interest) under the Hughes Promissory Note or such Option Exercise Note, as applicable, as of the Closing Date and agree to pay such portion of the Closing Payment to the Company promptly upon receipt thereof and (ii) in consideration for such assignment and promise to pay, the Hughes Promissory Note and any such Option Exercise Note shall be settled in full and terminated without any further force or effect as of immediately prior to the Closing.
(d)For a period of twelve (12) months following the Effective Time (the “Benefit Continuation Period”), Acquirer shall provide, or cause the Surviving Corporation or any of their respective subsidiaries to provide, each Continuing Employee with (i) a base salary or wage rate that is not less favorable than the base salary or wage rate (as applicable) provided to such Continuing Employee as of immediately prior to the Effective Time, and (ii) cash incentive opportunities (excluding equity-based compensation and change of control, retention and related incentives) and other benefits (excluding equity-based compensation and change of control, retention and related incentives) that are substantially comparable to those provided to similarly situated employees of Acquirer. Acquirer shall honor in accordance with their existing terms the severance entitlements in the Company Employee Plans for those individuals set forth on Schedule 5.9(d), as described opposite such individual’s name on Schedule 5.9(d), subject to any amendment and termination provisions therein.

(e)With respect to each employee benefit plan maintained by Acquirer, the Surviving Corporation or the relevant subsidiary for the benefit of any Continuing Employees, subject only to any required approval of the applicable insurance provider, if any, and applicable plan terms, (i) Acquirer shall cause to be waived for each Continuing Employee any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under such plan, to the extent the same were waived under the corresponding Company Employee Plans in effect immediately prior to the Closing Date, (ii) each Continuing Employee shall receive credit for purposes of severance benefits, for purposes of eligibility for any vacation, sick, and personal time off plans or programs and for purposes of eligibility and vesting under a US 401(k) plan of Acquirer, the Surviving Corporation or a relevant subsidiary, in each case for years of service with the Company prior to the Closing Date, to the extent that (y) such credit was recognized for the same purposes under the analogous Company Employee Plan in effect immediately prior to the Closing Date, and (z) such credit does not result in the duplication of benefits or compensation for the same period of service, and (iii) Acquirer shall cause each Continuing Employee to be given credit under such plan for all amounts paid by such Continuing Employee under any similar Company Employee Plan for the plan year that includes the Closing Date for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the applicable plan maintained by Acquirer or the Surviving Corporation (or the relevant subsidiary of either such entity), as applicable, for the plan year in which the Closing Date occurs.
(f)Prior to the Effective Time, the Company shall adopt the 2014 Plan Amendment and the Company shall grant Promised Option RSUs from the Company’s 2014 Equity Incentive Plan to (x) each individual listed on Schedule 2.2(d) of the Company Disclosure Letter and (y) any Continuing Employees hired during the period between the Agreement Date and the Closing Date in accordance with Section 4.2 and whose offer letters contemplate a grant of equity in connection the commencement of their employment (any such individuals pursuant to this clause (y), collectively, the “Permitted New Hires”), with an aggregate grant-date fair value for each such individual equal to the product of (i) the excess of (A) the Per Share Consideration Estimate over (B) 3.44, and (ii) the number of shares of Company Common Stock originally intended to be subject to the option promised to be granted to such individual, as set forth adjacent to such individual’s name on Schedule 2.2(d) of the Company Disclosure Letter or, in the case of Permitted New Hires, in such individual’s offer letter. The foregoing grants shall be documented pursuant to restricted stock unit agreements in the form attached hereto as Exhibit K. Each such individual’s award of Promised Option RSUs shall vest according to the vesting schedule set forth adjacent to such individual’s name on Schedule 2.2(d) of the Company Disclosure Letter or, in the case of Permitted New Hires, in such individual’s offer letter. Each Promised Option RSU shall be converted into restricted stock units with respect to Acquiror Common Stock pursuant to Section 1.3(a)(iv)(B) and shall be settled in Acquirer Common Stock within 30 days following the date on which it vests pursuant to the foregoing schedule. Each such restricted stock unit award agreement shall provide that the Promised Option RSU granted pursuant thereto is granted in lieu of and in full satisfaction of any rights to any options promised by the Company to the recipient.
(g)Prior to the Effective Time, the Company shall grant the Retention RSUs (other than the Promised Option RSUs) from the Company’s 2014 Equity Incentive Plan to the Key Employees and certain key Continuing Employees pursuant to restricted stock unit agreements in the form attached hereto as Exhibit K. The value of such Retention RSUs granted to each Key Employee shall be set forth in such Key Employee’s Offer Letter. The remainder of the Retention RSUs (other than the Promised Option RSUs) shall be allocated in its entirety by Acquirer in mutual agreement with the Company’s Chief Executive Officer no later than ten (10) Business Days prior to the Closing Date. Each award of Retention RSUs (other than the Promised Option RSUs) shall vest according to the following schedule, provided that such employee continues in employment with Acquirer or one of its Subsidiaries through each vesting date: (i) one-third of the Retention RSUs shall vest upon the one-year anniversary of the Closing Date (the “Anniversary Date”); and (ii) one-eighth of the remainder of the Retention RSUs shall vest upon each quarterly anniversary of the Anniversary Date, until the entire award of Retention RSUs shall have become fully vested by the third (3rd) anniversary of the Closing Date; provided, however, that the Retention RSUs for the Holdback Participant shall be subject to the vesting schedule set forth in his Offer Letter. Each Retention RSU (other than the Promised Option RSUs) shall be converted into a restricted stock unit with respect to Acquiror Common Stock pursuant to Section 1.3(b) and shall be settled in Acquirer Common Stock within 30 days following the date on which it vests pursuant to the foregoing schedule.
(h)As soon as practicable following the Closing, Acquirer shall grant to certain key Continuing Employees (i) cash retention awards in an aggregate amount not to exceed $2,000,000 (the “Post-Closing Cash Retention Awards”) and/or (ii) restricted stock units with respect to Acquirer Common Stock under any of Acquirer’s equity incentive plans with an aggregate grant-date value in the case of this clause (ii), based on the closing price of Acquirer Common Stock as reported on NYSE on the date of grant, of the excess of (x) the Aggregate Retention Award Amount over (y) the sum of (A) the aggregate grant-date value of the Retention RSUs granted pursuant to Section 5.9(g), (B) the aggregate grant-date value of the Promised Option RSUs (other than the Excess Promised Option RSUs) granted pursuant to Section 5.9(f) and (C) the aggregate value of the Post-Closing Cash Retention Awards (the “Post-Closing Acquiror RSUs”). The Post-Closing Acquiror RSUs shall be allocated by Acquirer in consultation with the Company’s Chief Executive Officer. Each award of Post-Closing Acquiror RSUs shall vest according to the following schedule, provided that such employee continues in employment with Acquirer or one of its Subsidiaries through each vesting date: (i) one-third of the Post-Closing Acquiror RSUs shall vest upon the Anniversary Date; and (ii) one-eighth of the remainder of the Post-Closing Acquiror RSUs shall vest upon each quarterly anniversary of the Anniversary Date, until the entire award of Post-Closing Acquiror RSUs shall have become fully vested by the third (3rd) anniversary of the Closing Date. Each Post-Closing Acquiror RSU shall be settled in Acquirer Common Stock within 30 days following the date on which it vests pursuant to the foregoing schedule. The Post-Closing Cash Retention Awards shall vest according to the same schedule as the Post-Closing Acquiror RSUs or a shorter schedule as mutually agreed by Acquirer and the Company’s Chief Executive Officer.
(i)Nothing in this Section 5.9 or Section 5.10, whether express or implied, shall (x) create any rights to continued employment or service, any term or condition of employment or service with the Acquirer or the Surviving Corporation or any of their Affiliates or in any way prohibit Acquirer, its Affiliates, the Surviving Corporation or any of their respective Subsidiaries of the foregoing from terminating the employment or service of any Continuing Employee or any other Person at any time and for any or no reason, (y) be construed as an establishment, termination or amendment of any Company Employee Plan or any other benefit or compensation plan, program, policy, contract, agreement or arrangement, or prohibit Acquirer, its Affiliates, the Surviving Corporation or any of their respective Subsidiaries from establishing, amending or terminating any Company Employee Plan or any other benefit or compensation plan, program, policy, contract, agreement or arrangement or (z) grant any rights or remedies whatsoever, including any third party beneficiary rights, by reason of this Section 5.9 to any Person other than the parties.
5.10.Termination of Benefit Plans.
(a)Effective as of the day immediately preceding the Closing Date, the Company shall terminate any Company Employee Plans intended to include a Section 401(k) arrangement (unless and to the extent that Acquirer provides written notice to the Company no later than three Business Days prior to the Closing Date that such plans shall not be terminated). The Company shall provide Acquirer with evidence that such Company Employee Plan(s) have been terminated (effective no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Board or any applicable committee thereof. The form and substance of such resolutions shall be subject to the reasonable review of Acquirer. The Company also shall take such other actions in furtherance of terminating such Company Employee Plan(s) as Acquirer may reasonably require. In the event that termination of the Company’s 401(k) Plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees (not in the ordinary course of plan termination), then the Company shall reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Acquirer, which charges and/or fees shall be deemed Transaction Expenses hereunder.
(b)Prior to the Closing Date, the Company will make all required contributions and pay all premiums required under each Company Benefit Plan which are due on or before the Closing Date.
5.11.Company Closing Financial Certificate. The Company shall prepare and deliver to Acquirer a draft of the Company Closing Financial Certificate not later than six (6) Business Days prior to the Closing Date and a final version of the Company Closing Financial Certificate to Acquirer not later than four (4) Business Days prior to the Closing Date. In the event that Acquirer notifies the Company that there are or may be errors in the drafts of the Company Closing Financial Certificate, Acquirer and the Company shall discuss such errors in good faith and the Company shall correct such errors to Acquirer’s reasonable satisfaction prior to delivering the final versions of the same in accordance with this Section 5.11. Without limiting the foregoing or Section 5.7, the Company shall provide to Acquirer, together with the Company Closing Financial Certificate, such supporting documentation, information and calculations as are reasonably necessary for Acquirer to verify and determine the calculations, amounts and other matters set forth in the Company Closing Financial Certificate.
5.12.Tax Matters.
(a)Each of Acquirer, the Stockholders’ Agent, the Company Securityholders and the Company shall cooperate fully, as and to the extent reasonably requested by any of the others, in connection with the filing of Tax Returns and any Legal Proceeding with respect to Taxes. Such cooperation shall include the retention and (upon request therefor) the provision of records and information reasonably relevant to any such Legal Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Acquirer, the Company, the Stockholders’ Agent and the Company Securityholders agree to retain all books and records with respect to Tax matters pertinent to the Company and the Subsidiaries relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax Authority. Notwithstanding anything to the contrary in this Agreement, the Stockholders’ Agent shall have no obligation to prepare or file any Tax Returns.
(b)The Company shall cause each Company Securityholder to further agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the Transactions).

(c)Acquirer shall prepare and timely file, or cause to be prepared and timely filed, any Tax Return required to be filed after the Closing Date with respect to the Company and the Subsidiaries for a Taxable period (or portion thereof) ending on or prior to the Closing Date (the “Pre-Closing Tax Period”). Such Tax Returns, to the extent relating to the Pre-Closing Tax Period, shall be prepared in a manner consistent with the past practice of the Company and the Subsidiaries, as applicable, except where otherwise required by Applicable Law or, in respect of transactions between the Company and the Subsidiaries, where required to conform to any updated transfer pricing analysis completed prior to the due date of such Tax Return in a manner fully compliant with Applicable Law relating to transfer pricing; provided that if such transfer pricing analysis provides a range of margins, Acquirer shall use a margin which is not higher than the middle of such range. The Company shall prepare and timely file, or cause to be prepared and timely filed, any Tax Return required to be filed before the Closing Date with respect to the Company and the Subsidiaries. Such Tax Returns shall be prepared in a manner consistent with the past practice of the Company and the Subsidiaries, as applicable, except where otherwise required by Applicable Law. For the avoidance of doubt, the Stockholders’ Agent shall have no obligation to prepare or file any Tax Returns of the Company and the Subsidiaries.
(d)Without the prior written consent of the Stockholders’ Agent (such consent not to be unreasonably withheld, conditioned or delayed) or as required by Applicable Law, Acquirer shall not, and shall cause the Company and the Subsidiaries not to make or change any Tax election or file an amended Tax Return, in each case to the extent such Tax election or Tax Return is with respect to a Pre-Closing Tax Period; provided, that Acquirer may, and may cause the Company and the Subsidiaries to, file an amended Tax Return in order to utilize a carryback of an item from a Taxable period (or portion thereof) beginning on or after the day after the Closing Date (each a “Post-Closing Tax Period”), to the extent such amended Tax Return would not reasonably be expected to result in additional Pre-Closing Taxes to the Company, any if its Subsidiaries or the Company Securityholders. No election under Section 338 or Section 336 of the Code shall be filed with respect to the Transactions.
(e)Acquirer shall with reasonable promptness notify the Stockholders’ Agent upon the receipt of any notice, or becoming aware, of any audit or other similar examination with respect to Taxes for which the Converting Holders would reasonably be expected to be liable pursuant to this Agreement (a “Tax Contest”). Acquirer shall control, or cause the Surviving Corporation to control, the conduct of any Tax Contest; provided that if the Converting Holders may be required to pay for any Indemnifiable Damages resulting from such Tax Contest, Acquirer shall keep the Stockholders’ Agent reasonably informed of the progress of such Tax Contest to the extent it relates to a Pre-Closing Tax Period, and shall not settle or compromise any such Tax Contest without first consulting with the Stockholders’ Agent. Acquirer shall consider the Stockholders’ Agent comments to the Tax Contest in good faith.
5.13. 280G Stockholder Approval. To the extent any payments made with respect to, or which arise as a result of, this Agreement or the transactions contemplated hereby (including in connection with any other event), could be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code, the Company shall (i) within five (5) Business Days following the date of this Agreement (and in any event, prior to obtaining the consent of any recipient of such payment in accordance with (ii) below), disclose its calculations with respect to such excess parachute payments to Acquirer, along with the assumptions used to make the calculations and the data necessary for Acquirer to confirm the accuracy of the calculations, (ii) promptly seek via a parachute payment waiver, in substantially the form attached hereto as Exhibit I (the “Parachute Payment Waiver”) the consent of the recipient of any such payment that would otherwise be due and owing that entitlement to such payment shall be waived, absent 280G Stockholder Approval (as defined below) and (iii) promptly (and in any case prior to the Closing Date) cause all such payments to be adequately disclosed to, and obtain the vote (whether of approval or disapproval) of, the holders of the voting stock of the Company meeting the requirements of the Code and the applicable treasury regulations (“280G Stockholder Approval”), in a manner reasonably satisfactory to Acquirer. Acquirer shall have the right to reasonably review and approve any disclosure required by clause (iii) of the first sentence of this Section 5.13 before such disclosure is made. Prior to the Closing, the Company shall deliver to Acquirer notification and documentation reasonably satisfactory to Acquirer that (i) the 280G Stockholder Approval was obtained or (ii) the 280G Stockholder Approval was not obtained and as a consequence, that such payments and/or benefits shall not be made or provided to the extent they would cause any amounts to constitute Section 280G Payments, pursuant to the Parachute Payment Waivers.
5.14.Joinder Agreements, Option Cancellation Agreements and Warrantholder Agreements. The Company shall seek and shall use commercially reasonable efforts (including through the exercise of all available drag along or similar rights) to obtain, prior to Closing, a duly executed Joinder Agreement, Option Cancellation Agreement or Warrantholder Agreement, as applicable, from all Company Stockholders, Company Optionholders and Company Warrantholders, respectively (other than those Company Stockholders who have already executed and delivered a Written Consent).
5.15.Prohibited and Restricted Parties. During the Pre-Closing Period, the Company shall cooperate in good faith with Acquirer to determine if any of the Company’s or Subsidiary’s customers, partners, suppliers or employees are Prohibited and Restricted Parties and if it is determined that the Company or any Subsidiary is conducting business with any Prohibited and Restricted Party, the Company or Subsidiary shall use reasonable best efforts to terminate such business prior to the Closing.
5.16.Directors’ and Officers’ Indemnification and Insurance.
(a)If the Merger is consummated, for six years following the Closing, Acquirer shall cause the Surviving Corporation to fulfill and honor the obligations of the Company to its officers and directors determined as of immediately prior to the Effective Time (the “Company Indemnified Parties”) pursuant to an indemnification agreement with the Company (each, a “D&O Indemnification Agreement”) and pursuant to the Certificate of Incorporation or Bylaws (the “Indemnity Provisions”), in each case, in effect as of the Agreement Date, with respect to claims arising out of acts or omissions occurring at or prior to the Effective Time that are asserted after the Effective Time.
(b)Acquirer acknowledges and agrees that the Company intends to, on or prior to the Closing, purchase tail insurance coverage for the Company Indemnified Parties (the “D&O Tail Policy”), which shall provide the Company Indemnified Parties with coverage for six years following the Closing Date in an amount not less than the existing coverage and that shall have other terms not materially less favorable to the insured persons than the directors’ and officers’ liability insurance coverage maintained by the Company as of the Agreement Date. Acquirer shall cause the Surviving Corporation to maintain the D&O Tail Policy in full force and effect and continue to honor the obligations thereunder until the sixth (6th) anniversary of the Closing Date.
(c)This Section 5.16 (i) shall survive the consummation of the Merger, (ii) is intended to benefit each Company Indemnified Party and their respective heirs, (iii) is in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have against Acquirer or the Surviving Corporation first arising after the earlier of the Closing Date and the termination of this Agreement by contract or otherwise, (iv) shall be binding on all successors and assigns of Acquirer and the Surviving Corporation, as applicable, (v) shall not be terminated or modified in such a manner as to adversely affect the rights of any Company Indemnified Party under this Section 5.16 without the written consent of such affected Company Indemnified Party and (vi) is subject in all respects to Section 8.3(d).
5.17.Termination of Agreements.
(a)The Company shall terminate all those Related Party Contracts set forth on Schedule 5.17(a) on or prior to the Closing Date, in each case without any remaining Liability of any kind on the part of the Company, any of its Subsidiaries or Acquirer as a result of or in connection with such termination or such Contract.
(b)Any Liabilities of any kind on the part of the Company or any of its Subsidiaries that arise in connection with the performance or breach by the Company of this Section 5.17 shall be included in the Transaction Expenses.

5.18.Spreadsheet. The Company shall prepare and deliver to Acquirer the final version of a spreadsheet (the “Spreadsheet”) in form and substance reasonably satisfactory to Acquirer and the Paying Agent no later than three (3) Business Days prior to the Closing Date, which Spreadsheet shall (i) be dated as of the Closing Date, (ii) set forth all of the following information (in addition to the other required data and information specified therein) as of immediately prior to the Effective Time, and (iii) be certified as complete, true and correct as of the Closing Date by the Chief Executive Officer of the Company (the “Spreadsheet Certificate”); provided that the Company shall deliver to Acquirer a draft version of the Spreadsheet at least five (5) Business Days prior to the Closing Date and correct any errors identified by Acquirer to Acquirer’s reasonable satisfaction prior to delivering the final version of the same in accordance with this Section 5.18:
(a)the names of all of the Company Securityholders (other than a Company Securityholder that holds only Retention RSUs) and, as shown on the books and records of the Company, their respective addresses, e-mail addresses, country of employment and whether such persons were employees or independent contractors;
(b)the number and type of shares of Company Capital Stock held by, or subject to the Company Options, Company Warrants, Company RSUs or other forms(s) of equity compensation award held by, such Company Securityholders and, in the case of outstanding shares, the respective certificate numbers;
(c)the number of shares of Company Capital Stock subject to and, to the extent applicable, the exercise price per share in effect for, each Company Option, Company RSU and Company Warrant;
(d)the grant date and vesting status and schedule with respect to Company Options, Company Warrants and Company RSUs;
(e)for each Company Option that was early exercised, the Tax status of each such Company Option under Section 422 of the Code, the date of such exercise and the applicable exercise price;
(f)the calculation of Fully-Diluted Common Stock (including specification of the securities that will be excluded pursuant to the proviso to the definition of Per Share Consideration);

(g)the calculation of Total Consideration, Aggregate Exercise Price, Per Share Consideration, Closing Per Share Consideration, Total Converting Holders Consideration and the Closing Payment;
(h)the calculation of aggregate cash amounts from the Closing Payment payable to each Converting Holder pursuant to Section 1.3(a);
(i)the calculation of the Unvested Company Options to be assumed by Acquirer pursuant to Section 1.3(a)(ii), including corresponding calculations of the Exchange Ratio and Acquirer Stock Price; and
(j)the calculation of each Converting Holder’s Pro Rata Share (expressed as a percentage) and the aggregate amount of each Converting Holder’s contribution to the Escrow Fund and the Expense Fund, respectively.

5.19.Audited Interim Financials. The Company shall use its reasonable best efforts to deliver to Acquirer the Audited Interim Financials as soon as reasonably practicable after the date hereof but in no event later than seven (7) days prior to the Closing Date. The Company shall use its commercially reasonable efforts to take the actions described in Schedule 5.19 in relation to the Audited Interim Financials.
5.20.Specified Actions. The Company and the Holdback Participant shall use their respective reasonable best efforts to complete the actions described in Schedule 5.20 as soon as reasonably practicable following the Agreement Date.
ARTICLE VI.
Conditions to the Merger
6.1.Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party hereto to consummate the Transactions shall be subject to the satisfaction or waiver in writing at or prior to the Closing of each of the following conditions:
(a)Company Stockholder Approval. The Company Stockholder Approval shall have been duly and validly obtained.
(b)Illegality. No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, and no action shall be pending by any Governmental Entity seeking any of the foregoing, and no Applicable Law or Order shall have been enacted, entered, enforced or deemed applicable to the Merger that makes the consummation of the Merger illegal.
(c)Governmental Approvals. All filings with and approvals of any Governmental Entity required by any Applicable Law to be made or obtained in connection with the Transactions and that are set forth on Schedule 6.1(c) shall have been made or obtained and shall be in full force and effect and any applicable waiting period under (i) the HSR Act (or extension thereof) or (ii) the other applicable Antitrust Laws listed in Schedule 6.1(c) shall have expired or early termination of such waiting period shall have been granted by the applicable Governmental Entity, and there shall be no agreement in effect between Acquirer, Merger Sub or the Company with any Governmental Entity preventing the parties from consummating the Transactions.

6.2.Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of the Company and may be waived by the Company in writing in its sole discretion without notice or Liability to any Person):
(a)Representations, Warranties and Covenants. The representations and warranties made by Acquirer herein shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates). Acquirer shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by Acquirer at or prior to the Closing.
(b)Receipt of Closing Deliveries. The Company shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.2(a).
6.3.Additional Conditions to the Obligations of Acquirer. The obligations of Acquirer and Merger Sub to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of Acquirer and Merger Sub and may be waived by Acquirer (on behalf of itself and/or Merger Sub) in writing in its sole discretion without notice or Liability to any Person):
(a)Representations, Warranties and Covenants. (i) The representations and warranties made by the Company in the first sentence of Section 2.1(a) (Organization), Section 2.3(a) (Authority and Enforceability) and Section 2.5(b) (No Material Adverse Effect) shall be true and correct in all respects, (ii) the representations and warranties made by the Company in Section 2.2 (Capital Structure) and Section 2.3(d) (State Takeover Statutes) shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as qualified shall be true and correct in all respects), and (iii) all other representations and warranties made by the Company herein shall be true and correct in all respects (except to the extent that, after disregarding all references to materiality and Material Adverse Effect in such representations and warranties, all inaccuracies in and breaches of such representations and warranties, taken together, do not constitute a Material Adverse Effect with respect to the Company), in each case, on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be so true and correct with respect to such specified date or dates). The Company shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by the Company at or prior to the Closing.
(b)Receipt of Closing Deliveries. Acquirer shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.2(b).

(c)Restraints on Conduct of Business. No Antitrust Restraint shall be in effect, and no Legal Proceeding seeking any Antitrust Restraint shall be pending or threatened in writing.
(d)No Legal Proceedings. No Governmental Entity shall have then commenced or threatened in writing to commence any Legal Proceeding challenging or seeking the recovery of a material amount of damages in connection with the Merger or the other Transactions or seeking to prohibit or limit the exercise by Acquirer of any material right pertaining to ownership of Equity Interests of the Surviving Corporation.
(e)No Material Adverse Effect. There shall not have occurred a Material Adverse Effect with respect to the Company after the Agreement Date that is continuing.
(f)Key Employees. The Offer Letter with each Key Employee shall be in full force and effect and each Key Employee shall (i) have remained actively employed by the Company through the Closing and not have repudiated his Offer Letter, (ii) not be unable to perform in all material respects his obligations under the applicable Offer Letter by reason of any fact or circumstance that, if such fact or circumstance remained in existence, would constitute a “disability” within the meaning of Section 22(e)(3) of the Code and (iii) not have committed an act or omission that would permit his termination for “cause” under the applicable offer letter; provided that, in the case of each of the individuals identified on Schedule I-2, the foregoing conditions in clauses (i) and (ii) shall be deemed to be satisfied with respect to such individual in the event his employment with the Company terminates between the Agreement Date and the Closing Date by reason of his death or “disability”.
(g)Section 280G Matters. The Company shall have delivered to Acquirer the notification and evidence required by Section 5.13.
ARTICLE VII.
Termination
7.1.Termination. At any time prior to the Closing, this Agreement may be terminated and the Merger abandoned by authorized action taken by the terminating party, whether before or after the Company Stockholder Approval is obtained:
(a)by mutual written consent duly authorized by Acquirer and the Board;
(b)by either Acquirer or the Company, by written notice to the other, if the Closing shall not have occurred on or before January 7, 2021, or such other date that Acquirer and the Company may agree upon in writing (the “Termination Date”); provided that (i) the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose breach of any covenant, agreement or obligation hereunder will have been the principal cause of, or will have directly resulted in, the failure of the Closing to occur on or before the Termination Date and (ii) either Party shall have the right to extend, by advance written notice to the other on or prior to the initial Termination Date, the initial Termination Date by up to 90 days if, by the initial Termination Date, both (x) the condition to Closing in Section 6.1(c) has not been satisfied or waived by both Parties or the condition to Closing in Section 6.3(c) has not been satisfied or waived by Acquirer and (y) at the time of such extension such Party is not precluded from exercising its right to terminate this Agreement under clause (i) of this proviso;

(c)by either Acquirer or the Company, by written notice to the other, if any Order of a Governmental Entity of competent authority preventing the consummation of the Merger shall have become final and non-appealable;
(d)by Acquirer, by written notice to the Company, if (i) there shall have been an inaccuracy in any representation or warranty made by, or a breach of any covenant, agreement or obligation of, the Company herein and such inaccuracy or breach shall not have been cured within 10 Business Days after receipt by the Company of written notice of such inaccuracy or breach and, if not cured within such period and at or prior to the Closing, such inaccuracy or breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.3 to be satisfied (provided that no such cure period shall be available or applicable to any such breach that by its nature cannot be cured), or (ii) the Written Consent is not delivered to Acquirer within 24 hours following the execution of this Agreement, provided that Acquirer shall be deemed to have waived its right to terminate pursuant to this clause (ii) if it does not so terminate within 15 days following the Company’s failure to deliver the Written Consent within such 24-hour period; or
(e)by the Company, by written notice to Acquirer, if there shall have been an inaccuracy in any representation or warranty made by, or a breach of any covenant, agreement or obligation of, Acquirer herein and such inaccuracy or breach shall not have been cured within 10 Business Days after receipt by Acquirer of written notice of such inaccuracy or breach and, if not cured within such period and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.2 to be satisfied (provided that no such cure period shall be available or applicable to any such inaccuracy or breach that by its nature cannot be cured).
7.2.Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no Liability on the part of Acquirer, Merger Sub, the Company or their respective officers, directors, stockholders or Affiliates; provided that (i) Section 5.3 (Confidentiality; Public Disclosure), Section 5.8(a) (Expenses), this Section 7.2 (Effect of Termination), Article IX (General Provisions) and any related definition provisions in or referenced in Exhibit A and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement and (ii) nothing herein shall relieve any party hereto from liability in connection with any material and willful breach by such party herein.
ARTICLE VIII.
Escrow Fund and Indemnification
8.1.Escrow Fund and Release of Escrow Fund
(a)At or promptly (and in any event within one (1) Business Day) following the Effective Time, Acquirer shall deposit the Escrow Amount with Citibank N.A. (or another institution selected by Acquirer and reasonably satisfactory to the Company) as escrow agent (the “Escrow Agent”) (the aggregate amount of cash so held by the Escrow Agent from time to time, the “Escrow Fund”), which Escrow Fund shall be governed by this Agreement and the escrow agreement in substantially the form attached hereto as Exhibit J with such changes as Acquirer and the Stockholders’ Agent may agree in writing (the “Escrow Agreement”). The Escrow Fund shall constitute partial security for the benefit of Acquirer (on behalf of itself or any other Indemnified Person) with respect to any indemnification obligations of the Converting Holders under this Article VIII.

(b)Subject to Section 8.4, the Escrow Agent shall hold the Escrow Fund until 11:59 p.m. Pacific time on the date that is 15 months after the Effective Time (the “Escrow Release Date”); provided that an amount equal to that portion of the Escrow Fund that is determined in good faith, in the reasonable judgment of Acquirer, to be reasonably necessary to satisfy all unsatisfied or disputed claims for indemnification specified in any Claim Certificate properly delivered to the Stockholders’ Agent on or prior to the Escrow Release Date (collectively, the “Escrow Reserved Amounts”) shall remain in the Escrow Fund and shall not be released on the Escrow Release Date. From and following the Escrow Release Date, the Escrow Fund shall only be available to satisfy any unsatisfied or disputed claims for indemnification specified in any Claim Certificate properly delivered to the Stockholders’ Agent on or prior to the Escrow Release Date. None of the Escrow Fund or any portion of the Escrow Fund or any beneficial interest therein may be pledged, subjected to any Encumbrance, sold, assigned or transferred by any Converting Holder or be taken or reached by any legal or equitable process in satisfaction of any debt or other Liability of any Converting Holder, in each case prior to the distribution of the Escrow Fund, as applicable, to any Converting Holder in accordance with Sections 8.1(c) and 8.1(d), except that each Converting Holder shall be entitled to assign such Converting Holder’s rights to such Converting Holder’s Pro Rata Share of the Escrow Fund (if any) by will, by the laws of intestacy or by other operation of law.
(c)Within five (5) Business Days following the Escrow Release Date, the Acquirer and the Stockholders’ Agent shall issue written instruction to the Escrow Agent in accordance with the Escrow Agreement to cause the Escrow Agent to distribute to the Paying Agent for further distribution to the Converting Holders (or, in the case of Company Optionholders that are subject to income or employment Tax withholding by Acquirer or the Surviving Corporation, through Acquirer’s or the Surviving Corporation’s payroll system) and in accordance with each such Converting Holder’s Pro Rata Share, as applied to such portion of the Escrow Fund, the portion of the Escrow Amount remaining in the Escrow Fund at such time less the Escrow Reserved Amounts, assuming the foregoing amount is greater than zero.
(d)From and after the Escrow Release Date until the full release or depletion of the Escrow Fund in accordance with this Agreement, promptly following the resolution of any unsatisfied or disputed claim for indemnification for which amounts are reserved in the Escrow Reserved Amounts, (i) if and to the extent such claim has been resolved as a claim payable by the Converting Holders, Acquirer and the Stockholders’ Agent shall cause the Escrow Agent to release from the Escrow Fund an amount equal to the Indemnifiable Damages payable by the Converting Holders under such claim to Acquirer, and (B) if and to the extent such claim has been resolved as a claim not payable by the Converting Holders, Acquirer and the Stockholders’ Agent shall cause the Escrow Agent to release from the Escrow Fund an amount determined not to be payable by the Converting Holders to the Paying Agent for further distribution to the Converting Holders (or, in the case of Company Optionholders who are subject to income or employment Tax withholding by Acquirer or the Surviving Corporation, through Acquirer’s or the Surviving Corporation’s payroll system) and in accordance with each such Converting Holder’s Pro Rata Share, as applied to such portion of the Escrow Fund.
8.2.Indemnification.
(a)Subject to the limitations set forth in this Article VIII, from and after the Closing, each of Acquirer, Merger Sub and the Surviving Corporation and their respective officers, directors, agents and employees and each Person, if any, who controls or may control Acquirer within the meaning of the Securities Act (each, an “Indemnified Person”) shall be indemnified and held harmless from and shall be compensated and reimbursed by each Converting Holder from the then available portion of the

Escrow Fund, and shall be further indemnified and held harmless, from and after the earlier of the Escrow Release Date and the full depletion of the Escrow Fund, by each Converting Holder, severally but not jointly, based on each Converting Holder’s Pro Rata Share, against any and all losses, liabilities, damages (excluding any consequential or punitive damages or losses, except (x) to the extent any such damages or losses are actually awarded by a Governmental Entity in a Legal Proceeding to a third party with respect to a matter for which Indemnified Person is entitled to indemnification hereunder or (y) solely with respect to consequential damages or losses, to the extent any such damages or losses are a reasonably foreseeable result of the event or facts based on the particular circumstances known to the Company that pertain to such Indemnified Person and his, her or its Affiliates that gave rise thereto for which indemnification is sought under this Agreement), fees, Taxes, out-of-pocket costs and expenses, including costs of investigation, enforcement and defense and reasonable fees and expenses of counsel, experts and other professionals (collectively, “Indemnifiable Damages”), directly or indirectly, whether or not due to a direct claim or Third-Party Claim, if and to the extent resulting, directly or indirectly, from:
i.any failure of any representation or warranty made by the Company in this Agreement (other than the Specified Tax Representations) or any Company Transaction Document to be true and correct as of the date hereof or thereof or as of the Closing Date (except in the case of representations and warranties that by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date or dates);
ii.any breach prior to the Closing by the Company of any of the covenants, agreements or obligations made by the Company herein or in any other Company Transaction Document;
iii.any inaccuracies in the Spreadsheet or the Company Closing Financial Certificate (including any Taxes described in Section 1.8);
iv.(A) all payments made with respect to Dissenting Shares to the extent that such payments, in the aggregate, exceed the value of the consideration that otherwise would have been payable pursuant to Section 1.3(a)(i) upon the exchange of such Dissenting Shares or (B) all interest, costs, expenses and fees (including reasonable legal fees incurred by any Indemnified Person) in connection with the exercise of any appraisal rights or dissenters’ rights by any Company Stockholders;
v.any overstatement of the Total Consideration, whether because of an overstatement of the amount of the Company Cash as of the Closing, or an understatement of the amount of the Company Debt as of the Closing or Unpaid Transaction Expenses;
vi.any Pre-Closing Taxes;
vii.(A) any claim by any current or former holder or alleged current or former holder of any Equity Interests of the Company, in each case in their capacity as such, arising out of, resulting from or in connection with (1) any alleged inaccuracies in any communication by the Company to such party relating to any actual or projected financial results of the Company or other accounting related matter or (2) the allocation of the Total Consideration or any portion thereof that differs from that specified on the Spreadsheet, (B) all claims that any directors or officers of the Company breached their fiduciary duties in connection with this Agreement, any Company Transaction Document or any of the Transactions or (C) any inaccuracies in the Spreadsheet other than as a result of an inaccuracies in the Company Closing Financial Certificate or any overstatement of the Total Consideration;
viii.any claim relating to any agreement between one or more Converting Holders, on the one hand, and the Stockholders’ Agent, on the other hand, or by any actual or purported Company Securityholder relating to any alleged action or failure to act on its behalf by the Stockholders’ Agent; and
ix.any Fraud by the Company under this Agreement or any Company Transaction Document or with respect to any of the Transactions (“Company Fraud”).
(b)Materiality standards or qualifications, and qualifications by reference to the defined term “Material Adverse Effect” in any representation, warranty, covenant, agreement or obligation and numerical thresholds in the representations and warranties set forth in Section 2.4(b) shall be taken into account in determining whether an inaccuracy or breach occurred, but shall not be taken into account in determining the amount of any Indemnifiable Damages with respect to such inaccuracy or breach.
8.3.Indemnifiable Damage Threshold; Other Limitations.
(a)Notwithstanding anything to the contrary contained herein but subject to the last sentence of this Section 8.3(a), no Converting Holder shall be required to make any indemnification payment for Indemnifiable Damages if and to the extent resulting, directly or indirectly, from the matters listed in Section 8.2(a)(i) unless and until the total amount of all Indemnifiable Damages to which the Threshold applies exceeds an amount equal to $3,500,000 (the “Threshold”) in the aggregate. If such Indemnifiable Damages exceed the Threshold, then the Indemnified Person may make claims for indemnification for such matters and may receive cash from the Escrow Fund for all Indemnifiable Damages with respect to such matters without regard to the Threshold, subject in all cases to the limitations set forth in this Article VIII. Notwithstanding the foregoing, this Section 8.3(a) shall in no way limit, and the Threshold shall not apply to, an Indemnified Person’s right to indemnification for Indemnifiable Damages if and to the extent resulting, directly or indirectly, from (i) Company Fraud or (ii) any failure of any of the Special Representations to be true and correct.
(b)If the Merger is consummated, recovery from the cash held in the Escrow Fund shall constitute the sole and exclusive remedy for the indemnification obligations of each Converting Holder under this Article VIII for Indemnifiable Damages (and not specific performance or other non-monetary equitable remedies) if and to the extent resulting, directly or indirectly, from the matters listed in Section 8.2(a)(i), except, solely with respect to each Converting Holder, (i) in the case of Company Fraud or Fraud actually committed by such Converting Holder under this Agreement or any other Transaction Document to which such Converting Holder is a party, and (ii) any failure of any of the representations and warranties made by (A) the Company in the first two sentences of Section 2.1(a) (Organization), Section 2.2 (Capital Structure), Section 2.3(a) (Authority and Enforceability), Section 2.12 (Taxes) (other than the Specified Tax Representations), the last sentence of Section 2.13(g) (Employee Benefits) and the first sentence of Section 2.19 (Transaction Fees), or (B) the Company in any certificate delivered to Acquirer pursuant to this Agreement that are within the scope of those covered by the foregoing Sections (collectively, the “Special Representations”) to be true and correct as aforesaid.
(c)In the case of any claims for Indemnifiable Damages if and to the extent resulting, directly or indirectly, from the failure of any of the Special Representations to be true and correct as aforesaid or the matters listed in clauses (ii) through (viii) of Section 8.2(a) (collectively, “Special Claims”), after Indemnified Persons have exhausted or made claims upon all amounts of cash held in the Escrow Fund (after taking into account all other claims for indemnification, compensation and reimbursement from the Escrow Fund made by Indemnified Persons) which will be the first source of recovery for all Indemnifiable Damages hereunder, or following the applicable Escrow Release Date or the depletion of the Escrow Fund, each Converting Holder shall have liability pursuant to the terms and conditions of this Article VIII for such Converting Holder’s Pro Rata Share of the amount of any Indemnifiable Damages if and to the extent resulting, directly or indirectly, therefrom. Notwithstanding anything to the contrary contained herein, (i) the total liability of a Converting Holder for Special Claims (in addition to claims that were otherwise made against the Escrow Fund) shall be limited to the aggregate amount of cash received by such Converting Holder pursuant to this Agreement and the Merger (it being understood that amounts deposited into the Escrow Fund and the Expense Fund shall be deemed received by the Converting Holders for purposes of calculation of the total liability hereunder) and (ii) any limitation of liability with respect to an Converting Holder in this Section 8.3(c) shall not apply in the case of Fraud actually committed by such Converting Holder under this Agreement or any other Transaction Document to which such Converting Holder is a party.
(d)Notwithstanding anything to the contrary contained herein:
i.no Converting Holder (based upon such Converting Holder’s position as an officer, director, employee or agent of the Company or otherwise) shall have (a) any right of indemnification, contribution or right of advancement from Acquirer, the Surviving Corporation or any other Indemnified Person or (b) any right of subrogation against the Company or the Surviving Corporation, in the case of both (a) and (b), with respect to its Pro Rata Share of the Indemnifiable Damages claimed by an Indemnified Person by reason of any of the matters set forth in Section 8.2(a);
ii.the rights and remedies of the Indemnified Persons after the Effective Time shall not be limited by (A) any investigation by or on behalf of, or disclosure to (other than any disclosure in the Company Disclosure Letter with respect to clause (i) of Section 8.2(a), subject to any limitations expressly set forth in the opening paragraph of Article II), any Indemnified Person at or prior to the Effective Time regarding any failure, breach or other event or circumstance or (B) any waiver of any condition to the Closing related thereto;
iii.if an Indemnified Person’s claim under this Article VIII may be properly characterized in multiple ways in accordance with this Article VIII such that such claim may or may not be subject to different limitations depending on such characterization, then such Indemnified Person shall have the right to characterize such claim in a manner that maximizes the recovery and time to assert such claim permitted in accordance with this Article VIII; provided that an Indemnified Person shall not be entitled to double recovery for any Indemnifiable Damages even though such Indemnifiable Damages may have resulted from the breach of one or more representations, warranties or covenants in this Agreement;
iv.no Converting Holder shall be liable for any Indemnifiable Damages resulting from any reduction in amount or unavailability of any net operating loss, tax credit or other tax attribute of the Company arising from (A) a breach by Acquirer or Merger Sub of a provision in this Agreement or (B) any action taken after the Effective Time by the Acquirer or any of its Affiliates (including the Surviving Corporation); and

v.no amount of Taxes (other than income, franchise or other similar Taxes imposed on net or gross income, profits or gains of the Company or its Subsidiaries) shall be subject to indemnification under clauses (i) and (vi) of Section 8.2(a) unless and until the total amount of all such Taxes exceeds an amount equal the Pre-Closing Operating Tax Amount; provided that there will be no indemnification under this Agreement for Taxes that could have been reduced (to the extent of such reduction) or avoided by utilizing the Company’s net operating losses, capital losses or any other of its tax attributes (for clarity, not including any net operating losses, capital losses or any other of its tax attributes arising in a Post-Closing Tax Period).
(e)All Indemnifiable Damages shall be calculated net of the amount of any actual recoveries actually received by an Indemnified Person from an unrelated third party insurer prior to the Escrow Release Date under any existing insurance policies and contractual indemnification or contribution provisions (in each case, calculated net of any actual collection costs and reserves, expenses, deductibles or premium adjustments or retrospectively rated premiums (as determined in good faith by an Indemnified Person) incurred or paid to procure such recoveries) in respect of any Indemnifiable Damages suffered, paid, sustained or incurred by any Indemnified Person; provided that no Indemnified Person shall have any obligation to seek to obtain or continue to pursue any such recoveries. If an Indemnified Person actually receives any amounts under applicable insurance policies or third party indemnification or reimbursement payments subsequent to its receipt of an indemnification payment by the Converting Holders (including via the Escrow Fund), then such Indemnified Person will, without duplication, promptly reimburse the Converting Holders (including via the Escrow Fund) for any payment made by such Converting Holders (including via the Escrow Fund) up to the amount actually received by the Indemnified Person (net of any actual collection costs and reserves, expenses, deductibles or premium adjustments or retrospectively rated premiums (as determined in good faith by an Indemnified Person) incurred or paid to procure such recoveries).
8.4.Period for Claims. Except as otherwise set forth in this Section 8.4, the period (the “Claims Period”) during which claims may be made for Indemnifiable Damages if and to the extent resulting, directly or indirectly, from:
(a)the matters listed in Section 8.2(a)(i) (other than with respect to any of the Special Representations), Section 8.2(a)(ii), Section 8.2(a)(iii), Section 8.2(a)(iv) and/or Section 8.2(a)(v) shall commence at the Closing and terminate at 11:59 p.m. Pacific time on the Escrow Release Date;
(b)the matter listed in Section 8.2(a)(viii) shall commence at the Closing and terminate at such time as the Stockholders’ Agent has fully satisfied its obligations in its capacity as such;
(c)the matters listed in Section 8.2(a)(i) (solely with respect to any of the Special Representations), Section 8.2(a)(vi), Section 8.2(a)(vii) and/or Section 8.2(a)(ix) shall commence at the Closing and terminate at 11:59 p.m. Pacific time on the date that is 30 days following the expiration of the statute of limitations applicable to the underlying matter for which recovery of Indemnifiable Damages is being sought pursuant to this Article VIII.
Notwithstanding the foregoing, if an indemnification claim is properly asserted in writing pursuant to this Article VIII prior to the expiration date of the applicable Claims Period (as provided in this Section 8.4), the right to bring such claim shall survive beyond expiration of the applicable Claims Period provided for above, but only for the purpose of the resolution of such claim pursuant to Article VIII, in accordance with Title 10, Section 8106(c) of the Delaware Code.

8.5.Claims.
(a)From time to time during the Claims Period, Acquirer may deliver to the Stockholders’ Agent one or more certificates signed by any officer of Acquirer (each, a “Claim Certificate”):
i.stating that an Indemnified Person has incurred, paid, reserved or accrued (in accordance with GAAP), or in good faith believes that it is reasonably likely to incur, pay, reserve or accrue (in accordance with GAAP), Indemnifiable Damages (or that with respect to any Tax matters, that any Tax Authority is reasonably likely to raise such matter in audit of Acquirer or its subsidiaries, that could give rise to Indemnifiable Damages);
ii.stating the amount of such Indemnifiable Damages (which, in the case of Indemnifiable Damages not yet incurred, paid, reserved or accrued, may be the maximum amount believed by Acquirer in good faith to be incurred, paid, reserved, accrued or demanded by a third party); and (iii) specifying in reasonable detail (based upon the information then possessed by Acquirer) the individual items of such Indemnifiable Damages included in the amount so stated and the nature of the claim to which such Indemnifiable Damages are related.
(b)Such Claim Certificate (i) need only specify such information to the knowledge of such officer of Acquirer as of the date thereof, (ii) shall not limit any of the rights or remedies of any Indemnified Person with respect to the underlying facts and circumstances specifically set forth in such Claim Certificate and (iii) may be updated and amended from time to time by Acquirer by delivering any updated or amended Claim Certificate, so long as the delivery of the original Claim Certificate and any update or amendment thereto that expands the nature of the claims is made within the applicable Claims Period and in all cases such update or amendment relates to the underlying facts and circumstances specifically set forth in such original Claims Certificate; provided that all claims for Indemnifiable Damages properly set forth in a Claim Certificate or any update or amendment thereto shall remain outstanding until such claims have been resolved or satisfied pursuant to this Article VIII, notwithstanding the expiration of such Claims Period. No delay in providing such Claim Certificate within the applicable Claims Period shall affect an Indemnified Person’s rights hereunder, unless (and then only to the extent that) the Stockholders’ Agent or the Converting Holders are materially prejudiced thereby.
8.6.Resolution of Objections to Claims.
(a)If the Stockholders’ Agent does not contest, by written notice to Acquirer, any claim or claims by Acquirer made in any Claim Certificate within the 30-day period following receipt of such Claim Certificate, then the Escrow Agent shall, upon Acquirer’s direction, distribute to Acquirer an amount of cash from the Escrow Fund having a total value equal to the amount of any Indemnifiable Damages corresponding to such claim or claims as set forth in such Claim Certificate.
(b)If the Stockholders’ Agent objects in writing to any claim or claims by Acquirer made in any Claim Certificate within the 30-day period set forth in Section 8.6(a), Acquirer and the Stockholders’ Agent shall attempt in good faith for 45 days after Acquirer’s receipt of such written objection to resolve such objection. If Acquirer and the Stockholders’ Agent shall so agree, a joint written instruction setting forth such agreement shall be prepared, signed by both parties and delivered to the

Escrow Agent. Upon receipt of such instruction, the Escrow Agent shall distribute to Acquirer an amount of cash from the Escrow Fund in accordance with the terms of such joint written instruction.
(c)If no such agreement can be reached during the 45-day period for good faith negotiation set forth in Section 8.6(b), but in any event upon the expiration of such 45-day period, either Acquirer or the Stockholders’ Agent may bring suit in accordance with the terms of Section 9.12 to resolve the matter.
(d)Any portion of the Escrow Fund held by the Escrow Agent following the Escrow Release Date shall be paid by the Escrow Agent to the Paying Agent for further distribution to the Acquirer or the Converting Holders (or, in the case of Company Optionholders who are subject to income or employment Tax withholding by Acquirer or the Surviving Corporation, through Acquirer’s or the Surviving Corporation’s payroll system) in accordance with each such Converting Holder’s Pro Rata Share of the Escrow Amount, as applied to such portion of the Escrow Fund, in each case, within five (5) Business Days following resolution of such claims in accordance with Section 8.1(d).
8.7.Stockholders’ Agent.
(a)At the Closing, and by virtue of the approval of the Merger and this Agreement by the Converting Holders and without any further action of any of the Converting Holders or the Company, Fortis Advisors LLC shall be constituted and appointed as the Stockholders’ Agent. The Stockholders’ Agent shall be the exclusive agent and attorney-in-fact for and on behalf of the Converting Holders to: (i) execute, as the Stockholders’ Agent, this Agreement and any agreement or instrument entered into or delivered in connection with the Transactions, (ii) give and receive notices, instructions and communications permitted or required under this Agreement, or any other agreement, document or instrument entered into or executed in connection herewith, for and on behalf of any Converting Holder, to or from Acquirer (on behalf of itself or any other Indemnified Person) relating to this Agreement or any of the Transactions and any other matters contemplated by this Agreement or by such other agreement, document or instrument (except to the extent that this Agreement expressly contemplates that any such notice or communication shall be given or received by each Converting Holder individually), (iii) review, negotiate and agree to and authorize Acquirer to reclaim an amount of cash from the Escrow Fund in satisfaction of claims asserted by Acquirer (on behalf of itself or any other Indemnified Person, including by not objecting to such claims) pursuant to this Article VIII, (iv) object to such claims pursuant to Section 8.6, (v) consent or agree to, negotiate, enter into, or, if applicable, contest, prosecute or defend, settlements and compromises of, and comply with Orders of courts with respect to, such claims, resolve any such claims, take any actions in connection with the resolution of any dispute relating hereto or to the Transactions by settlement or otherwise, and take or forego any or all actions permitted or required of any Converting Holder or necessary in the judgment of the Stockholders’ Agent for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement, (vi) consult with legal counsel, independent public accountants and other experts selected by it, solely at the cost and expense of the Converting Holders, (vii) consent or agree to any amendment to this Agreement or to waive any terms and conditions of this Agreement providing rights or benefits to the Converting Holders (other than with respect to the payment of the Closing Payment) in accordance with the terms hereof and in the manner provided herein, and (viii) take all actions necessary or appropriate in the judgment of the Stockholders’ Agent relating to the subject matter of this Agreement, the Escrow Agreement and the Stockholders’ Agent Engagement Agreement, in each case without having to seek or obtain the consent of any Person under any circumstance. Notwithstanding the foregoing, the Stockholders’ Agent shall have no obligation to act on behalf of the Converting Holders, except as expressly provided herein, in the Escrow Agreement and in the Stockholders’ Agent Engagement Agreement, and for purposes of clarity, there are no obligations of the Stockholders’ Agent in any ancillary agreement, schedule, exhibit or the Company Disclosure Letter. Acquirer, Merger Sub and their respective Affiliates (including after the Effective Time, the Surviving Corporation) shall be entitled to rely on the appointment of Fortis Advisors LLC as the Stockholders’ Agent and treat such Stockholders’ Agent as the duly appointed attorney-in-fact and exclusive agent of each Converting Holder and has having the duties, power and authority provided for in this Section 8.7. The powers, immunities and rights to indemnification granted to the Stockholders’ Agent Group hereunder: (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Converting Holder and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Converting Holder of the whole or any fraction of his, her or its interest in the Escrow Fund. The Converting Holders shall be bound by all actions taken and documents executed by the Stockholders’ Agent in connection with this Article VIII, and Acquirer and other Indemnified Persons shall be entitled to rely exclusively on any action or decision of the Stockholders’ Agent. The Person serving as the Stockholders’ Agent may be removed or replaced from time to time, or if such Person resigns from its position as the Stockholders’ Agent, then a successor may be appointed, by the holders of a majority in interest of the aggregate amount of cash then held in the Escrow Fund (or, in the event that there is no cash then held in the Escrow Fund by the Converting Holders collectively having an Pro Rata Share greater than 50%) upon not less than 30 days’ prior written notice to Acquirer. The immunities and rights to indemnification shall survive the resignation or removal of the Stockholders’ Agent or any member of the Advisory Group and the Closing and/or any termination of this Agreement and the Escrow Agreement. No bond shall be required of the Stockholders’ Agent.
(b)Certain Converting Holders have entered into an engagement agreement (the “Stockholders’ Agent Engagement Agreement”) with the Stockholders’ Agent to provide direction to the Stockholders’ Agent in connection with its services under this Agreement, the Escrow Agreement and the Stockholders’ Agent Engagement Agreement (such Converting Holders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Stockholders’ Agent nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Stockholders’ Agent Group”), shall be liable to any Converting Holder for any act done or omitted hereunder, under the Escrow Agreement or under the Stockholders’ Agent Engagement Agreement as the Stockholders’ Agent while acting in good faith (and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith) and without gross negligence or willful misconduct. The Converting Holders shall severally but not jointly indemnify and defend the Stockholders’ Agent Group and hold it harmless against any loss, Liability, claim, damage, fee, cost, judgment, fine, amount paid in settlement or expense incurred without gross negligence, willful misconduct or bad faith on the part of the Stockholders’ Agent and arising out of, resulting from or in connection with the acceptance or administration of its duties hereunder, under the Escrow Agreement or under the Stockholders’ Agent Engagement Agreement, including all reasonable out-of-pocket costs and expenses and legal fees and other legal costs, costs of skilled professionals and in connection with seeking recovery from insurers reasonably incurred by the Stockholders’ Agent (collectively, the “Stockholders’ Agent Expenses”). If not paid directly to the Stockholders’ Agent by the Converting Holders, such Stockholders’ Agent Expenses may be recovered by the Stockholders’ Agent, first, from the Expense Fund, and second, from the portion of the Escrow Fund otherwise distributable to the Converting Holders (and not distributed or distributable to an Indemnified Person or subject to a pending indemnification claim of an Indemnified Person) on or after the Escrow Release Date pursuant to the terms hereof, at the time of distribution, and such recovery will be made from the Converting Holders according to their respective Pro Rata Shares of such losses, Liabilities or expenses. The Converting Holders acknowledge that the Stockholders’ Agent shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Escrow Agreement, the Stockholders’ Agent Engagement

Agreement or the transactions contemplated hereby or thereby. Furthermore, the Stockholders’ Agent shall not be required to take any action unless the Stockholders’ Agent has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Stockholders’ Agent against the costs, expenses and liabilities which may be incurred by the Stockholders’ Agent in performing such actions.
(c)After the Closing, any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Stockholders’ Agent that is within the scope of the Stockholders’ Agent’s authority under this Agreement, the Escrow Agreement or the Stockholders’ Agent Engagement Agreement shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Converting Holders and shall be final, binding and conclusive upon each such Converting Holder and their successors as if expressly confirmed and ratified in writing by each such Converting Holder, and all defenses which may be available to any Converting Holder to contest, negate or disaffirm the action of the Stockholders’ Agent taken in good faith under this Agreement, the Escrow Agreement or the Stockholders’ Agent Engagement Agreement are waived. Each Indemnified Person shall be entitled to rely exclusively upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Converting Holder. Acquirer, Merger Sub, the Surviving Corporation and the Indemnified Persons are hereby relieved from any Liability to any Person for any acts done by them in accordance with such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of the Stockholders’ Agent. The Stockholders’ Agent shall be entitled to: (i) rely upon the Spreadsheet, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Converting Holder or other party.
(d)At or promptly following the Effective Time, the Acquirer will wire to the Stockholders’ Agent $500,000 (the “Expense Fund”), which will be used (i) for the purposes of paying directly, or reimbursing the Stockholders’ Agent for, any Stockholders’ Agent Expenses incurred pursuant to this Agreement and the Escrow Agreement or (ii) as otherwise determined by the Advisory Group. The Stockholders’ Agent is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. The Stockholders’ Agent is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund, and has no Tax reporting or income distribution obligations. The Converting Holders will not receive any interest on the Expense Fund and assign to the Stockholders’ Agent any such interest. Subject to Advisory Group approval, the Stockholders’ Agent may contribute funds to the Expense Fund from any consideration otherwise distributable to the Converting Holders. In any event no later than contemporaneously with or as soon as practicable following the earlier of the Escrow Release Date and the completion of the Stockholders’ Agent’s responsibilities, the Stockholders’ Agent will deliver the balance of the Expense Fund (the “Expense Fund Surplus”) to the Paying Agent or the Surviving Corporation, as applicable, for further distribution to the Converting Holders in accordance with each such Converting Holder’s Pro Rata Share, as applied to such portion of the Expense Fund. For Tax purposes, the Expense Fund will be treated as having been received and voluntarily set aside by the Converting Holders at the time of Closing.

8.8.Third-Party Claims. In the event an Indemnified Person becomes aware of a claim by a third party (a “Third-Party Claim”) that such Indemnified Person in good faith believes may result in a claim for Indemnifiable Damages by or on behalf of an Indemnified Person, Acquirer (on behalf of such Indemnified Person) shall promptly notify the Stockholders’ Agent of such Third-Party Claim (provided that any delay or failure in so notifying the Stockholders’ Agent of such Third-Party Claim shall not limit or relieve the Converting Holders of their obligations under this Article VIII, except to the extent, if at all, that the defense of such Third-Party Claim is materially prejudiced by reason of such delay or failure), and shall use its commercially reasonable efforts to provide copies of any notice or documentation submitted by the third party making such Third-Party Claim, if any, as soon as reasonably practicable after receipt of such documentation or notice. Acquirer shall, in its sole discretion, conduct and control the defense of such Third-Party Claim; provided that the Stockholders’ Agent, at the expense of the Converting Holders, shall be entitled to participate in (but not to determine the conduct of) the defense of such Third-Party Claim and engage separate counsel, and Acquirer shall keep Stockholders’ Agent reasonably informed concerning the progress of such Third-Party Claim. If permitted by the relevant tribunal, the Stockholders’ Agent shall have the right to receive copies of all pleadings, notices and material communications with respect to such Third-Party Claim to the extent that receipt of such documents does not affect any privilege relating to any Indemnified Person, subject to execution by the Stockholders’ Agent of a customary non-disclosure agreement with Acquirer (and, if required, such third party) to the extent that such materials contain confidential or proprietary information. The applicable Indemnified Person shall not be entitled to be indemnified or held harmless under Section 8.2(a) for such Third-Party Claim if it shall settle such Third-Party Claim without the prior written consent of the Stockholders’ Agent, unless the Indemnified Person has sought such consent and such consent has been unreasonably withheld or delayed, it being agreed that the Stockholders’ Agent shall not unreasonably withhold or delay such consent.
8.9.Treatment of Indemnification Payments. Acquirer, the Stockholders’ Agent and the Converting Holders agree to treat (and cause their respective Affiliates to treat) any payment received by the Indemnified Persons pursuant to this Article VIII as adjustments to the Total Consideration for all Tax purposes to the extent permitted by Applicable Law.
8.10.Sole and Exclusive Remedy. From and after the Closing, other than with respect to claims for Fraud (subject to Sections 8.3(a), (b) and (c) and Section 8.4 of this Agreement), non-monetary specific performance or other non-monetary equitable relief: (a) this Article VIII shall constitute the sole and exclusive recourse and remedy of the Indemnified Persons for recovery of Indemnifiable Damages arising under or in connection with this Agreement, the Merger or the other Transactions against the Converting Holders, (b) the only legal action that may be asserted by or on behalf of any Indemnified Person with respect to this Agreement and the Transactions shall be a contract action to recover Indemnifiable Damages pursuant to a claim made under this Article VIII and (c) no legal action based upon predecessor or successor liability, contribution, tort, strict liability or any statute, regulation or ordinance may be maintained by or on behalf of any Indemnified Person with respect to any matter that is the subject of this Article VIII; provided, that, notwithstanding anything herein to the contrary, nothing in this Agreement shall limit the rights or remedies of Acquirer or any other Indemnified Person in connection with any breach or misrepresentation by any Company Securityholder in any Transaction Document to which such Company Securityholder is a party, but only to the extent that the applicable Indemnified Person does not otherwise have recourse for the underlying subject matter of such breach or misrepresentation as an indemnified matter under this Article VIII.

ARTICLE IX.
General Provisions
9.1.Survival of Representations, Warranties and Covenants. If the Merger is consummated, the representations and warranties made by the Company herein (other than the Special Representations and the Specified Tax Representations), as qualified by the Company Disclosure Letter (subject to the limitations expressly set forth in the opening paragraph of Article II), and in the other certificates contemplated by this Agreement shall survive the Closing and remain in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto, until the date that is 15 months following the Closing Date; provided that, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto, the Special Representations (including any portion of the Company Disclosure Letter related thereto) will remain operative and in full force and effect until expiration of the statute of limitations applicable to the underlying matter for which recovery of Indemnifiable Damages is being sought pursuant to Article VIII; provided, further, that (x) no right to indemnification pursuant to Article VIII in respect of any claim that is set forth in a Claim Certificate delivered to the Stockholders’ Agent on or prior to the expiration of the applicable Claims Period shall be affected by such expiration until such claim is resolved pursuant to Article VIII, and (y) such expiration shall not affect the rights of any Indemnified Person under Article VIII or otherwise to seek recovery of Indemnifiable Damages if and to the extent resulting, directly or indirectly, from any Special Claims by the Company until the expiration of the applicable Claims Period as set forth herein. If the Merger is consummated, the Specified Tax Representations and the representations and warranties made by Acquirer herein and in the other certificates contemplated by this Agreement shall expire and be of no further force or effect as of the Closing. If the Merger is consummated, all covenants, agreements and obligations of the parties hereto shall expire and be of no further force or effect as of the Closing, except to the extent such covenants, agreements and obligations provide that they are to be performed after the Closing; provided that no right to indemnification pursuant to Article VIII in respect of any claim based upon any breach of a covenant, agreement or obligation shall be affected by the expiration of such covenant, agreement or obligation.
9.2.Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with automated confirmation of receipt) or e-mail to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice); provided that with respect to notices deliverable to the Stockholders’ Agent, such notices shall be delivered solely via email or facsimile:
i.if to Acquirer or Merger Sub, to:
Hewlett Packard Enterprise Company
6280 America Center Drive
San Jose, CA 95002
Attention: General Counsel
Facsimile No.: (650) 857-4837

with a copy (which shall not constitute notice) to:
Freshfields Bruckhaus Deringer US LLP
31st Floor
601 Lexington Avenue
New York, NY 10022
Attention: Ethan A. Klingsberg; Zheng Zhou
Facsimile No.: (212) 277 4001
Email: Ethan.Klingsberg@freshfields.com
        Zheng.Zhou@freshfields.com
ii.if to the Company (prior to the Closing), to:
Silver Peak Systems, Inc.
2860 De La Cruz Blvd.
Santa Clara, California 95050
Attention: General Counsel
Email: legal@silver-peak.com

with a copy (which shall not constitute notice) to:
Fenwick & West LLP
801 California Street
Mountain View, CA 94041
Attention: Kris S. Withrow; Dawn Belt
Facsimile No.: (650) 938-5200
Telephone No.: (650) 988-8500
Email: kwithrow@fenwick.com;
dbelt@fenwick.com

iii.If to the Stockholders’ Agent, to:
Fortis Advisors LLC
Attention: Notices Department (Project Santorini)
Facsimile No.: (858) 408-1843
Telephone No.: notices@fortisrep.com
Any notice given as specified in this Section 9.2 (i) if delivered personally or sent by facsimile transmission or e-mail shall conclusively deemed to have been given or served at the time of dispatch if sent or delivered on a Business Day or, if not sent or delivered on a Business Day, on the next following Business Day and (ii) if sent by commercial delivery service or mailed by registered or certified mail (return receipt requested) shall conclusively be deemed to have been received on the third Business Day after the post of the same.
9.3.Interpretation. When a reference is made herein to Articles, Sections, subsections, Schedules or Exhibits, such reference shall be to an Article, Section or subsection of, or a Schedule or an Exhibit to this Agreement unless otherwise indicated. The headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Where a reference is made to a Contract, instrument or Applicable Law, such reference is to such Contract, instrument or Applicable Law as amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Applicable Law) by succession of comparable successor law and references to all attachments thereto and instruments incorporated therein. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender and neutral forms of such words, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereto,” “hereunder” and derivative or similar words refer to this entire Agreement, (iv) references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection, (v) references to any Person include the successors and permitted assigns of that person, (vi) references from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively, (vii) the phrases “provided to” and “delivered to” and phrases of similar import mean that a true, correct and complete paper or electronic copy of the information or material referred to has been delivered to the party to whom such information or material is to be provided, (viii) the phrase “made available to” and phrases of similar import means, with respect to any information, document or other material of Acquirer or the Company, that such information, document or material was made available for review in the virtual data room established by Acquirer or the Company, respectively, in connection with this Agreement at least 48 hours prior to the execution of this Agreement or actually delivered (whether by physical or electronic delivery) to the Company or Acquirer, respectively, or its Representatives at least 48 hours prior to the execution of this Agreement and (ix) a sentence containing “and/or” shall be construed to read as if the sentence is included twice, once with “and” construction and once with an “or” construction. The symbol “$” refers to United States Dollars. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Any action otherwise required to be taken on a day that is not a Business Day shall instead be taken on the next succeeding Business Day, and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. Unless indicated otherwise, all mathematical calculations contemplated by this Agreement shall be rounded to the tenth decimal place, except in respect of payments, which shall be rounded to the nearest whole United States cent.
9.4.Amendment. Subject to Applicable Law, the parties hereto may amend this Agreement by authorized action at any time pursuant to an instrument in writing signed on behalf of each of the parties hereto; provided that after the Company Stockholder Approval is obtained, no amendment shall be made to this Agreement that by Applicable Law requires further approval by the Company Stockholders without such further approval. To the extent permitted by Applicable Law, Acquirer and the Stockholders’ Agent may cause this Agreement to be amended at any time after the Closing by execution of an instrument in writing signed on behalf of Acquirer and the Stockholders’ Agent.
9.5.Extension; Waiver. At any time at or prior to the Closing, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto owed to such party, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive any breaches of any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. At any time after the Closing, Acquirer and the Stockholders’ Agent may, to the extent legally allowed, (A) extend the time for the performance of any of the obligations of the other owed to such party, (B) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto or (C) waive any breaches of any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein; provided, however, that after the Company Stockholder Approval has been obtained, no waiver may be made that pursuant to Applicable Law requires further approval or adoption by the Company Stockholders without such further approval or adoption. Any such extension or waiver shall be valid only if set forth in an instrument in writing that is (I) prior to the Closing with respect to the Company and/or the Company Securityholders, signed by the Company, (II) after the Closing with respect to the Converting Holders and/or the Stockholders’ Agent, signed by the Stockholders’ Agent and (III) with respect to Acquirer and/or Merger Sub, signed by Acquirer. Without limiting the generality or effect of the preceding sentence, no failure to exercise or delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision herein.
9.6.Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood and agreed that all parties hereto need not sign the same counterpart. The delivery by facsimile or by electronic delivery in PDF format of this Agreement with all executed signature pages (in counterparts or otherwise) shall be sufficient to bind the parties hereto to the terms and conditions set forth herein. All of the counterparts will together constitute one and the same instrument and each counterpart will constitute an original of this Agreement.
9.7.Entire Agreement; Parties in Interest.
(a)This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the exhibits attached hereto, the Schedules, including the Company Disclosure Letter, (i) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms and (ii) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (except that Section 5.16 is intended to benefit the Company Indemnified Parties and Article VIII is intended to benefit the Indemnified Persons).
(b)Each of the Company, on the one hand, and Acquirer and Merger Sub, on the other hand, acknowledges and agrees that none of the other Party or any of its Affiliates or representatives, or any other Person acting on behalf of the other Party or any of their respective Affiliates or representatives has made, and such Party has not relied upon, any representation or warranty, express or implied, as to the other Party or its Subsidiaries or their respective businesses or assets, except as expressly set forth in this Agreement or, in the case of the Company, as and to the extent required by this Agreement to be set forth in the Company Disclosure Letter; provided that none of the foregoing in this Section 9.2(b) shall limit Acquirer’s rights or remedies in the case of a Company Fraud or Fraud actually committed by a Converting Holder under this Agreement or any other Transaction Document to which such Converting Holder is a party (in each case, subject to Sections 8.3(a), (b) and (c) and Section 8.4 of this Agreement).
9.8.Assignment. Neither this Agreement nor any of the rights and obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Acquirer and/or Merger Sub may assign its rights and delegate its obligations under this Agreement to any direct or indirect wholly owned subsidiary of Acquirer without the prior consent of any other party hereto; provided that notwithstanding any such assignment, Acquirer and/or Merger Sub, as applicable, shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.
9.9.Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably necessary to effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.
9.10.Remedies Cumulative; Specific Performance. Except as otherwise provided herein, including Section 8.10 and Section 7.2, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing herein shall be deemed a waiver by any party hereto of any right to specific performance or injunctive relief. It is accordingly agreed that, subject to Section 8.3(b), the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereto hereby waive the requirement of any posting of a bond in connection with the remedies described herein.
9.11.Governing Law. This Agreement and all claims arising out of this Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware (whether arising in contract, tort, equity or otherwise), without regard to any conflicts of law principles that would result in the application of any law other than the law of the State of Delaware.
9.12.Jurisdiction and Venue; Consent to Service of Process. The parties hereby irrevocably and unconditionally submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, any federal court of the United States of America located within the State of Delaware, solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby, and, to the fullest extent permitted by Applicable Law, hereby waive, and agree not to assert, as a defense in any action, suit or other Legal Proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or other Legal Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties irrevocably and unconditionally agree that all claims with respect to such action, suit or other Legal Proceeding shall be heard and determined in the Delaware Court of Chancery or, to the extent required by Applicable Law, the federal court located within the State of Delaware. The parties hereby consent to and grant any such court jurisdiction over such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action, suit or Proceeding in the manner provided for notices in Section 9.2 or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof. With respect to any particular action, suit or other Proceeding, venue shall lie solely in the Court of Chancery of the State of Delaware or such federal court located within the State of Delaware.
9.13.WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AND ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.
9.14.Rules of Construction. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any Applicable Law or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.
9.15.Waiver of Conflicts; Privilege. If the Stockholders’ Agent so desires, acting on behalf of the Converting Holders and without the need for any consent or waiver by the Company, Acquirer (provided Fenwick is not then actively representing Acquirer (and for this purpose Fenwick’s representation of the Company prior to Closing shall not (by virtue of the Company being a subsidiary of the Acquirer post-Closing) be deemed to be representing Acquirer post-Closing)), or Merger Sub, Fenwick & West LLP (“Fenwick”) shall be permitted to represent the Converting Holders (through the Stockholders’ Agent) after the Closing in connection with any dispute relating to this Agreement and/or any of the Transactions. Acquirer, Merger Sub and the Company further agree that, as to all communications among Fenwick and the Stockholders’ Agent and the Converting Holders and their respective Affiliates (individually and collectively, the “Seller Group”) to the extent relating to the negotiation, preparation, execution and delivery of this Agreement and the consummation of the Transactions (but not communications between the Company and Fenwick relating to the general business matters of the Company), the attorney-client privilege and the expectation of client confidence belongs solely to the Seller Group and may be controlled only by the Seller Group and shall not pass to or be claimed, or deemed waived, by Acquirer, Merger Sub or the Company. This right to the attorney-client privilege shall exist even if such communications may exist on the Company’s computer system or in documents in the Company’s possession. Notwithstanding the foregoing, in the event that a dispute arises between Acquirer and its subsidiaries (including the Surviving Corporation), and a Person other than a party to this Agreement after the Closing, Acquirer and its subsidiaries (including the Surviving Corporation), shall be entitled to access such materials and assert (but not waive) the attorney-client privilege.
[Signature Page Next]

IN WITNESS WHEREOF, Acquirer, Merger Sub, the Company, the Stockholders’ Agent and the Holdback Participant have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized (or with respect to the Holdback Participant, personally), all as of the date first written above.
HEWLETT PACKARD ENTERPRISE COMPANY
By:  /s/ Sergio E. Letelier
Name:  Sergio E. Letelier
Title:  Vice President and Deputy General Counsel

[Signature Page to Agreement and Plan of Merger]

US3653629/60 166756-0017

IN WITNESS WHEREOF, Acquirer, Merger Sub, the Company, the Stockholders’ Agent and the Holdback Participant have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized (or with respect to the Holdback Participant, personally), all as of the date first written above.
SANTORINI MERGER SUB, INC.
By:  /s/ Sergio E. Letelier
Name:  Sergio E. Letelier
Title:  President and Secretary

[Signature Page to Agreement and Plan of Merger]

US3653629/60 166756-0017

IN WITNESS WHEREOF, Acquirer, Merger Sub, the Company, the Stockholders’ Agent and the Holdback Participant have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized (or with respect to the Holdback Participant, personally), all as of the date first written above.
SILVER PEAK SYSTEMS, INC.
By:  /s/ David Hughes
Name: David Hughes
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

US3653629/60 166756-0017

IN WITNESS WHEREOF, Acquirer, Merger Sub, the Company, the Stockholders’ Agent and the Holdback Participant have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized (or with respect to the Holdback Participant, personally), all as of the date first written above.
STOCKHOLDERS' AGENT
By: /s/ Ryan Simkin
Name: Ryan Simkin
Title: Managing Director

[Signature Page to Agreement and Plan of Merger]

US3653629/60 166756-0017

IN WITNESS WHEREOF, Acquirer, Merger Sub, the Company, the Stockholders’ Agent and the Holdback Participant have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized (or with respect to the Holdback Participant, personally), all as of the date first written above.
HOLDBACK PARTICIPANT
/s/ David Hughes
Name: David Hughes

[Signature Page to Agreement and Plan of Merger]

US3653629/60 166756-0017

EXHIBIT A
Definitions
As used herein, the following terms shall have the meanings indicated below:
“Acquirer Authorized Representatives” means those individuals set forth on Schedule A-1.
“Acquirer Common Stock” means the Common Stock, par value $0.01 per share, of Acquirer.
“Acquirer Stock Price” means the average daily closing price of Acquirer Common Stock as reported on NYSE for the five consecutive trading days ending five (5) Business Days prior to the Closing Date.
“Acquisition Proposal” means, with respect to the Company, any agreement, offer, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Acquirer), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or bona fide indication of interest, relating to, or involving: (a) any acquisition or purchase from the Company, or from the Company Stockholders, by any Person or Group of more than a 10% interest in the total outstanding voting securities of the Company or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning 10% or more of the total outstanding voting securities of the Company or any merger, consolidation, business combination or similar transaction involving the Company, (b) any sale, lease, mortgage, pledge, exchange, transfer, license (other than in the ordinary course of business consistent with past practice), acquisition, or disposition of more than 10% of the assets of the Company in any single transaction or series of related transactions, (c) any liquidation, dissolution, recapitalization or other similar significant corporate reorganization of the Company or (d) any merger, consolidation, business combination or similar transaction involving the Company or any of its Subsidiaries, in each case other than with Acquirer or its Affiliates.
“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such Person. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by Contract or otherwise.
“Aggregate Exercise Price” means the sum of the exercise prices of all Company Options (other than any Unvested Company Options held by Non-Continuing Employees and Performance Options) and Company Warrants, in each case outstanding as of immediately prior to the Effective Time, but excluding the exercise prices to the extent excluded pursuant to the proviso to the definition of “Per Share Consideration”.
“Aggregate Retention Award Amount” means the amount set forth on Schedule A-3.
“Anti-Corruption Law” means any Applicable Law relating to anti-bribery or anti-corruption (governmental or commercial), including the Foreign Corrupt Practices Act of 1977, as amended, The Bribery Act of 2010 and any other Applicable Law that prohibits the payment, offer, promise or

US3653629/60 166756-0017

authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to improperly influence any Person, including any Government Official.
“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act and all foreign Applicable Law designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade or foreign investment.
“Applicable Law” means, with respect to any Person, any federal, state, foreign, local, municipal or other law, statute, constitution, legislation, principle of common law, resolution, ordinance, code, edict, decree, rule, directive, license, permit, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any Orders applicable to such Person or such Person’s Affiliates or to any of their respective assets, properties or businesses.
“Audited Interim Financials Expenses” means the following fees, costs, expenses, payments and expenditures actually paid by the Company prior to the Closing in connection with the preparation of the Audited Interim Financials: (i) out-of-pocket audit fees to the outside auditor (in an amount not to exceed $500,000), (ii) out-of-pocket incremental consulting fees to one or more consultants, including for the provision of tax services (in an aggregate amount not to exceed $100,000) and (iii) spot bonuses to each of three members of the Company’s finance team (in an aggregate amount not to exceed $150,000) (including the employer portion of any payroll, social security, unemployment or similar Tax imposed on such amounts). For the avoidance of doubt, Audited Interim Financials Expenses shall exclude any fees or expenses relating to the preparation of financial data or statements other than the Audited Interim Financials.
“Bid” means any bid, quotation or proposal by the Company or any Subsidiary.
“Business” means the business of the Company and the Subsidiaries, as currently conducted and as currently proposed to be conducted by the Company and the Subsidiaries (absent and apart from the Merger).
“Business Day” means a day (i) other than Saturday or Sunday and (ii) on which commercial banks are open for business in San Francisco, California.
“Closing Payment” means the Total Converting Holders Consideration less (i) the Expense Fund, less (ii) the Escrow Amount.
“Closing Per Option Consideration” means in respect of each share of Company Common Stock subject to a Vested Company Option (after giving effect to Section 1.6), an amount in cash equal to the product obtained by multiplying (i) the applicable Per Option Consideration in respect of such Vested Company Option by (ii) the Closing Percentage.
“Closing Per Share Consideration” means in respect of a share of Company Capital Stock (in each case on an as-converted to Company Common Stock basis and after giving effect to any exercise of Company Options or Company Warrants and settlement of Company RSUs prior to the Effective Time, including any such settlement pursuant to Section 1.3(a)(iv)) that is held by a Company Stockholder as of the Effective Time, an amount in cash equal to the product obtained by multiplying (i) the Per Share Consideration and (ii) the Closing Percentage.

US3653629/60 166756-0017

“Closing Per Warrant Consideration” means, in respect of each share of Company Capital Stock subject to the Company Warrant, an amount in cash equal to the product obtained by multiplying (i) the applicable Per Warrant Consideration in respect of such Company Warrant by (ii) the Closing Percentage.
“Closing Percentage” means one hundred percent (100%) minus the sum of the Escrow Percentage and the Expense Percentage.
“Company Accounting Principles” means GAAP applied on a basis consistent with the methodologies, practices, estimation techniques, assumption and principles used in the preparation of the Company’s audited financial statements for the fiscal years ending July 31, 2019 (including balance sheets, statements of operations and statements of cash flows); provided that, in the event of any conflict between such methodologies, practices, estimation techniques, assumption and principles and GAAP, GAAP shall control.
“Company Capital Stock” means, collectively, the Company Common Stock and the Company Preferred Stock.
“Company Cash” means cash and cash equivalents of the Company and the Subsidiaries, calculated in accordance with the Company Accounting Principles as of immediately prior to the Closing (except with respect to foreign cash, which shall be calculated as set forth in the succeeding sentence). Notwithstanding the foregoing, Company Cash shall (i) be increased by any deposits, or incoming wires or electronic fund transfers, made but not yet cleared, (ii) be decreased by any outstanding checks, or outgoing wires or electronic fund transfers not yet cleared, (iii) exclude any restricted cash (as determined under the Company Accounting Principles); provided that (A) up to $800,000 of restricted cash held by Silicon Valley Bank as security for the Company’s credit card with such lender and (B) all foreign cash and cash equivalents (which shall be calculated based on the Designated Exchange Rate three (3) Business Days prior to the Closing) shall be included in the calculation of the Company Cash and (iv) be increased by the amount of any Audited Interim Financials Expenses and the aggregate outstanding amount of indebtedness, if any, owed by Company employees or members of the Board to the Company under any Option Exercise Notes as of the Closing.
“Company Closing Balance Sheet” means the Company’s unaudited balance sheet as of the Closing prepared in a manner consistent basis with the Company Balance Sheet.
“Company Closing Financial Certificate” means a certificate executed by the chief executive officer and chief financial officer of the Company dated as of the Closing Date, certifying, as of the Closing: (i) an itemized list of Company Debt with a description of the nature of such Company Debt and the Person to whom such Company Debt is owed, (ii) an itemized list of Unpaid Transaction Expenses with a description of the nature of each such Unpaid Transaction Expenses and the Person to whom such Unpaid Transaction Expense is owed, (iii) the Company’s calculation of Company Cash, (iv) the Company’s calculation of the Aggregate Exercise Price, each of which shall be attached as an exhibit to the Company Closing Financial Certificate. The Company Closing Financial Certificate shall also include, solely for informational purposes, the Company Closing Balance Sheet.
“Company Common Stock” means the common stock, par value of $0.0005 per share, of the Company.
“Company Data” means all data collected, generated, or received in connection with the development, marketing, offering, selling, delivery, or use of any Company Product, including Company-Licensed Data, Company-Owned Data and Personal Data.

US3653629/60 166756-0017

“Company Data Agreement” means any Contract involving Company Data to which the Company or any Subsidiary is a party or is bound by, except for the standard terms of service entered into by users of the Company Products (copies of which have been made available to Acquirer).
“Company Debt” means, as of a specified date or time, without duplication and whether or not then due and payable as of such date or time: (i) all obligations (including the principal amount thereof or, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon) of the Company and the Subsidiaries, whether or not represented by bonds, debentures, notes or other securities (whether or not convertible into any other security), for the repayment of money borrowed (other than employee expenses under corporate credit cards incurred in the ordinary course of business in the thirty (30) days prior to the Closing in an amount up to $600,000), (ii) all obligations for the deferred purchase price of property or assets purchased (other than accounts payable incurred in the ordinary course of business and deferred revenue), (iii) all obligations of the Company and the Subsidiaries to pay amounts under a lease which is required to be classified as a capital lease in accordance with GAAP (other than, for the avoidance of doubt, leases real estate leases), (iv) all outstanding reimbursement obligations of the Company and the Subsidiaries with respect to letters of credit (other than under real estate leases), bankers’ acceptances or similar facilities issued for the account of the Company, (v) all obligations of the Company and the Subsidiaries under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or agreement entered into for the purpose of limiting or managing interest rate risks, (vi) all obligations secured by any Encumbrance existing on property owned by the Company and the Subsidiaries, whether or not indebtedness secured thereby will have been assumed, (vii) all premiums, penalties, fees, expenses, breakage costs and change of control payments required to be paid or offered in respect of any of the foregoing on prepayment or settlement, as a result of the consummation of the Transactions, (viii) all guaranties, endorsements, assumptions and other contingent obligations of the Company or the Subsidiaries in respect of, or to purchase or to otherwise acquire, any of the obligations and other matters of the kind described in any of the clauses (i) through (vii) appertaining to third parties, and (ix) all obligations set forth on Schedule A-2.
“Company Equity Plans” means, collectively, (i) the Company 2004 Stock Plan, as amended from time to time and, (ii) the Company 2014 Equity Incentive Plan, as amended from time to time.
“Company Government Subcontract” means any Contract with any Contractor that relates to a Contract between such Contractor and any Governmental Entity for the provision of Company Products to such Governmental Entity, and each Bid that if accepted or awarded could lead to a Contract between the Company or any Subsidiary and a Contractor that relates to a Contract between such Contractor and any Governmental Entity for the provision of Company Products to such Governmental Entity.
“Company Intellectual Property” means any and all Company-Owned Intellectual Property and any and all Third-Party Intellectual Property that is licensed to the Company or any Subsidiary.
“Company Intellectual Property Agreements” means any Contract governing any Company Intellectual Property to which the Company or any Subsidiary is a party or bound by, except for Standard Inbound Licenses.
“Company Optionholders” means (i) with respect to any time before the Effective Time, collectively, the holders of record of Company Options outstanding as of such time and (ii) with respect to any time at or after the Effective Time, collectively, the holders of record of Company Options outstanding as of immediately prior to the Effective Time.

US3653629/60 166756-0017

“Company Options” means options to purchase shares of Company Common Stock awarded under the Company Equity Plans. For the avoidance of doubt, the options promised to be granted as set forth on Schedule 2.2(d) of the Company Disclosure Letter or, with respect to any Permitted New Hires, in such individuals’ offer letters shall not constitute Company Options.
“Company-Owned Intellectual Property” means any and all Intellectual Property that is owned or purported to be owned by the Company or any Subsidiary.
“Company Preferred Stock” means the Company Series A Stock, Company Series B Stock, Company Series C Stock, Company Series D Stock and Company Series F Stock.
“Company Privacy Policies” means, collectively, any and all (i) of the Company’s or any Subsidiaries’ data privacy and security policies relating to Personal Data, whether applicable internally, or published on Company Websites or otherwise made available by the Company or any Subsidiary to any Person, (ii) public representations (including representations on Company Websites) of adherence to industry self-regulatory obligations and commitments and Contracts with third parties relating to the Processing of Personal Data and (iii) policies and obligations applicable to the Company or any Subsidiary relating to transfers of Personal Data, including pursuant to the GDPR or as a result of the Company’s certification under the U.S.-EU Privacy Shield or Swiss-U.S. Privacy Shield.
“Company Products” means all products or services currently produced, marketed, offered, licensed, sold, distributed or performed by or on behalf of the Company or any Subsidiary and all products or services currently under development by the Company or any Subsidiary and scheduled for commercial release within ninety (90) days following the Agreement Date.
“Company Registered Intellectual Property” means the United States, international and foreign: (i) patents and patent applications (including provisional applications and utility models), (ii) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, (iii) registered Internet domain names and (iv) registered copyrights and applications for copyright registration, in each case registered or filed in the name of, or owned by, the Company or any Subsidiary.
“Company RSUs” means restricted stock units awarded under the Company Equity Plans with respect to shares of Company Common Stock (whether or not vested), including the Excess Promised Option RSUs (if any), but excluding the Retention RSUs.
“Company RSU Holders” means (i) with respect to any time before the Effective Time, collectively, the holders of record of Company RSUs outstanding as of such time and (ii) with respect to any time at or after the Effective Time, collectively, the holders of record of Company RSUs outstanding as of immediately prior to the Effective Time
“Company Securityholders” means, collectively, the Company Stockholders, Company Optionholders, Company RSU Holders, Retention RSU Holders and Company Warrantholders.
“Company Series A Stock” means the Series A Preferred Stock, par value $0.0005 per share, of the Company.
“Company Series B Stock” means the Series B Preferred Stock, par value $0.0005 per share, of the Company.

US3653629/60 166756-0017

“Company Series C Stock” means the Series C Preferred Stock, par value $0.0005 per share, of the Company.
“Company Series D Stock” means the Series D Preferred Stock, par value $0.0005 per share, of the Company.
“Company Series F Stock” means the Series F Preferred Stock, par value $0.0005 per share, of the Company.
“Company Source Code” means, collectively, any software source code or database specifications or designs, or any material proprietary information or algorithm contained in or relating to any software source code or database specifications or designs, of any Company-Owned Intellectual Property or Company Products.
“Company Stockholders” means (i) with respect to any time before the Effective Time, collectively, the holders of record of shares of Company Capital Stock outstanding as of such time and (ii) with respect to any time at or after the Effective Time, collectively, the holders of record of shares of Company Capital Stock outstanding as of immediately prior to the Effective Time.
“Company Transaction Documents” means this Agreement and each other Transaction Document to which the Company is or will be a party.
“Company Warrantholders” means (i) with respect to any time before the Effective Time, collectively, the holders of record of Company Warrants outstanding as of such time and (ii) with respect to any time at or after the Effective Time, collectively, the holders of record of Company Warrants outstanding as of immediately prior to the Effective Time.
“Company Warrants” means warrants to purchase shares of Company Capital Stock.
“Company Websites” means all web sites owned, operated or hosted by the Company or any Subsidiary or through which the Company or any Subsidiary conducts their respective Businesses (including those web sites operated using the domain names listed in Schedule 2.9(c) of the Company Disclosure Letter), and the underlying platforms for such web sites.
“Continuing Employees” means the employees of the Company or a Subsidiary as of immediately prior to the Effective Time who are employed with Acquirer, the Surviving Corporation or one of their respective subsidiaries as of immediately after the Effective Time, excluding (unless determined otherwise by Acquirer) any employees who are presented with an Offer Letter and fail to execute such agreement prior to the Effective Time.
“Contract” means any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature (including leases, subleases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders) as of the Agreement Date or as may hereafter be in effect, including all amendments, supplements, exhibits and schedules thereto.
“Contractor” means any prime contractor or upper-tier subcontractor.
“Converting Holders” means (i) Company Stockholders, (ii) Company Optionholders holding Vested Company Options (after giving effect to Section 1.6) and (c) the Company Warrantholders, in each case as of immediately prior to the Effective Time.

US3653629/60 166756-0017

“COVID-19” means the novel coronavirus disease 2019, known as COVID-19.
“Designated Exchange Rate” means, in respect of any date, the rate of exchange from the applicable foreign currency to Dollars as published by the Wall Street Journal at http://online.wsj.com/mdc/public/page/2_3021-forex.html for the end of the trading day prior to such date.
“DGCL” means the General Corporation Law of the State of Delaware.
“Direct Government Contract” means any Contract with any Governmental Entity and any Bid that if accepted or awarded could lead to a Contract between Company or any Subsidiary and any Governmental Entity, including any indefinite delivery/indefinite quantity contract, firm-fixed-price contract, schedule contract, blanket purchase agreement, or task or delivery order;
“Dissenting Shares” means any shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal or dissenters’ rights shall have been perfected, and not waived, withdrawn or lost, in accordance with the DGCL or CCC, to the extent applicable, in connection with the Merger.
“Encumbrance” means, with respect to any asset, any mortgage, easement, encroachment, equitable interest, right of way, deed of trust, lien (statutory or other), pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, community property interest, adverse claim of title, ownership or right to use, right of first refusal, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, (iii) the use of any asset and (iv) the possession, exercise or transfer of any other attribute of ownership of any asset).
“Environmental, Health and Safety Requirements” means all Applicable Laws concerning or relating to worker/occupational health and safety, or pollution or protection of the environment, including those relating to the use, generation, handling, treatment, storage, or disposal of any Materials of Environmental Concern, or relating to the importation, sale, transport or labeling of chemical substances or products, articles or goods containing chemical substances, and the reuse, recycling, or disposal of chemical substances or products, including without limitation, the U.S. Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), U.S. Resource Conservation and Recovery Act (“RCRA”), U.S. Clean Water Act, U.S. Clean Air Act, EU RoHS, EU REACH and EU WEEE, U.S. Toxic Substances Control Act, California Proposition 65, California Supply Chain Transparency Act, Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act pertaining to Conflict Minerals, Technical Regulations, and all analogous, similar or related Applicable Laws each as amended and as now in effect.
“Equity Interests” means, with respect to any Person, any capital stock of, or other ownership, membership, partnership, joint venture or equity interest in, such Person or any indebtedness, securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right or entitlement to acquire any such capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested.
“Escrow Amount” means an amount in cash equal to $75,000,000.

US3653629/60 166756-0017

“Escrow Percentage” means the quotient obtained by dividing (i) the Escrow Amount by (ii) the Total Converting Holders Consideration.
“Excess Promised Option RSUs” means Promised Option RSUs, if any, that exceed the Promised Option Cap and are not included in the definition of Retention RSUs.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exchange Ratio” means with respect to Unvested Company Options the fraction having (i) a numerator equal to the Per Share Consideration and (ii) a denominator equal to the Acquirer Stock Price.
“Expense Percentage” means the quotient obtained by dividing (i) the Expense Fund by (ii) the Total Converting Holders Consideration.
“Fraud” means Delaware common law fraud with the element of scienter.
“Fully-Diluted Common Stock” means, as of immediately prior to the Effective Time, the sum of the following: (i) the aggregate number of shares of Company Capital Stock issued and outstanding (excluding any shares of Company Series D Stock), (ii) the aggregate number of shares of Company Common Stock issuable upon the conversion of the shares of Company Series D Stock and (iii) the aggregate number of shares of Company Common Stock issuable upon the exercise or settlement of the Vested Company Options (after giving effect to Section 1.6), Unvested Company Options (after giving effect to Section 1.6) (other than any Unvested Company Options held by Persons who are Non-Continuing Employees and any Performance Options), Company RSUs and Company Warrants (in the case of clause (i) and (ii) after giving effect to any exercise of Company Options or Company Warrants and settlement of Company RSUs prior to the Effective Time, including any such settlement pursuant to Section1.3(a)(iv)). For the avoidance of doubt, the Fully-Diluted Common Stock shall exclude all Retention RSUs and all shares of Company Capital Stock that are owned by the Company as treasury stock.
“Future Per Option Consideration” means, with respect to each Vested Company Option (after giving effect to Section 1.6) that a Converting Holder owned immediately prior to the Effective Time, a non-transferable contingent right to the amount in cash to be released from the Escrow Fund and the Expense Fund in respect of such Vested Company Option, in each case pursuant to Article VIII.
“Future Per Share Consideration” means, with respect to each share of Company Capital Stock (in each case, on an as-converted to Company Common Stock basis and after giving effect to any exercise of Company Options or Company Warrants and settlement of Company RSUs prior to the Effective Time, including any such settlement pursuant to Section 1.3(a)(iv)) that a Converting Holder owned immediately prior to the Effective Time, a non-transferable contingent right to the amount in cash to be released from the Escrow Fund and the Expense Fund in respect of such share of Company Capital Stock, in each case pursuant to Article VIII.
“Future Per Warrant Consideration” means, with respect to each Company Warrant that a Converting Holder owned immediately prior to the Effective Time, a non-transferable contingent right to the amount in cash to be released from the Escrow Fund and the Expense Fund in respect of such Company Warrant, in each case pursuant to Article VIII.
“GAAP” means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public

US3653629/60 166756-0017

Accountants and statements and pronouncements of the Financial Accounting Standards Board, that are applicable to the circumstances of the date of determination, consistently applied.
“Government Contracts” means, collectively, the Company Government Subcontracts and Direct Government Contracts.
“Government Official” means (i) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, (ii) any political party, political party official or candidate for political office, (iii) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a company, business, enterprise or other entity owned, in whole or in part, or controlled by any Governmental Entity or (iv) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a royal family or public international organization.
“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other Government Official, authority or instrumentality (including, but not limited to, any entity that is partially or wholly government owned or government controlled), in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any executive, legislative, judicial, regulatory, Tax Authority or other functions of, or pertaining to, government authority (including any governmental or political division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).
“Group” has the meaning ascribed to such term under Section 13(d) of the Exchange Act, the rules and regulations thereunder and related case law.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Intellectual Property” means (i) Intellectual Property Rights and (ii) Proprietary Information and Technology.
“Intellectual Property Rights” means any and all of the following and all rights in, arising out of, or associated therewith, throughout the world: patents, utility models, and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof and equivalent or similar rights in inventions and discoveries anywhere in the world, including invention disclosures, common law and statutory rights associated with trade secrets, confidential and proprietary information and know-how, industrial designs and any registrations and applications therefor, trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name applications and registrations, Internet and World Wide Web URLs or addresses, copyrights, copyright registrations and applications therefor and all other rights corresponding thereto, database rights, mask works, mask work registrations and applications therefor and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, moral and economic rights of authors and inventors, however denominated and any similar or equivalent rights to any of the foregoing.
“IRS” means the United States Internal Revenue Service.

US3653629/60 166756-0017

“knowledge” means, with respect to any fact, circumstance, event or other matter in question, the knowledge of such fact, circumstance, event or other matter after reasonable inquiry of (i) an individual, if used in reference to an individual or (ii) with respect to any Person that is not an individual (other than the Company), the executive officers of such Person, and with respect to the Company, the individuals listed on Schedule I-3 (the foregoing individuals with respect to the Company, collectively the “Company knowledge persons”); provided that any executive officer or Company knowledge persons, as applicable, will be deemed to have knowledge of a particular fact, circumstance, event or other matter if such knowledge could be obtained from reasonable inquiry, including of such executive officer’s or Company knowledge person’s direct subordinates or reports with knowledge of the subject matter in question.
“Legal Proceeding” means any private or governmental action, written inquiry, formal investigation, claim, counterclaim, proceeding, suit, arbitration, hearing, litigation or audit, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom.
“Liabilities” (and, with correlative meaning, “Liability”) means all debts, liabilities, commitments and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, liquidated or unliquidated, asserted or unasserted, known or unknown, whenever or however arising, including those arising under Applicable Law or any Legal Proceeding or Order of a Governmental Entity and those arising under any Contract, regardless of whether such debt, liability, commitment or obligation would be required to be reflected on a balance sheet prepared in accordance with GAAP or disclosed in the notes thereto.
“Material Adverse Effect” with respect to any Person means any change, event, violation, inaccuracy, circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects, and regardless of whether such Effect constitutes an inaccuracy in the representations or warranties made by, or a breach of the covenants, agreements or obligations of, such Person herein, is, or would reasonably be likely to be or become, materially adverse in relation to the financial condition, assets (including intangible assets), liabilities, business, operations or results of operations of such Person and its subsidiaries, taken as a whole, except to the extent that any such Effect directly results from: (i) changes in general economic conditions, (ii) changes affecting the industry generally in which such Person operates, (iii) changes in GAAP, (iv) the outbreak or escalation of war, hostilities, or terrorist activities, either in the United States or any other jurisdiction in which such Person operates, (v) earthquakes, hurricanes, tornadoes, floods, epidemics/pandemics or other natural disasters (including COVID-19), (vi) changes in Applicable Law after the Agreement Date, (vii) the announcement of entry into this Agreement (including the identity of Acquirer), (viii) any failure by such Person to meet any projections, forecasts or estimates in and of itself (provided that any facts or occurrences giving rise to or contributing to such failure to meet any projections, forecasts or estimates shall not be excluded under this clause (viii)), or (ix) with respect to the Company only, the taking of any specific action, or refraining from taking any specific action, in each case at the specific written request of Acquirer or that is specifically required to be taken or prohibited under this Agreement (other than actions taken or refrained from taking by the Company in compliance with, or pursuant to consent granted under, Section 4.1 or Section 4.2, except to the extent that any such inaction is as a result of Acquirer’s unreasonably withholding, delaying or conditioning its consent therefor); unless, in the case of each of the foregoing clauses (i) through (vi) only, such changes or events disproportionately affect such Person as compared to other Persons or businesses that operate in the industry in which such Person operates.
“Materials of Environmental Concern” means chemicals, pollutants, contaminants, including emerging contaminants such as PFAS, emissions, wastes, substances, petroleum and petroleum products, radioactive materials, asbestos, polychlorinated biphenyls, lead or lead-based paints or materials, radon,

US3653629/60 166756-0017

mold, chlorofluorocarbons and all other ozone-depleting substances, and any other substance that is now or hereafter regulated by, or gives rise to Liability under, any Applicable Law or that is otherwise a danger to health, reproduction or the environment.
“Non-Continuing Employees” means any employee of the Company or its Subsidiaries who is not a Continuing Employee.
“NYSE” means The New York Stock Exchange.
“Open Source Materials” means software or other material that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License).
“Order” means any judgment, writ, decree, stipulation, determination, decision, award, rule, preliminary or permanent injunction, temporary restraining order or other order.
“Per Option Consideration” means, in respect of each share of Company Common Stock subject to a Company Option (other than any Unvested Company Options held by Persons who are Non-Continuing Employees and any Performance Options), an amount equal to the excess, if any, of the Per Share Consideration over the applicable per share exercise price.
“Per Share Consideration” means an amount equal to the quotient obtained by dividing (i) the Total Consideration plus the Aggregate Exercise Price by (ii) the Fully-Diluted Common Stock; provided, that if the Per Share Consideration calculated is less than the exercise price per share of any Company Options or Company Warrants, the calculation shall be repeated by excluding such Company Options and/or Company Warrants with the highest exercise price per share from the Fully-Diluted Common Stock in clause (ii) and the Aggregate Exercise Price with respect to such Company Options and/or Company Warrants from clause (i), until the resulting Per Share Consideration equals or exceeds the exercise price per share of all Company Options and Company Warrants included in such calculation, and such Per Share Consideration shall be the Per Share Consideration for purposes of this Agreement.
“Per Share Consideration Estimate” means an estimated amount of the Per Share Consideration determined by Acquiror in consultation with the Company’s Chief Executive Officer for purposes of granting the Promised Option RSUs and the Retention RSUs pursuant to Section 5.9(f) and 5.9(g).
“Per Warrant Consideration” shall mean, in respect of each share of Company Capital Stock subject to an unexercised Company Warrant, an amount equal to the excess, if any, of the Per Share Consideration over the applicable per share exercise price.
“Performance Options” means the Company Options granted on December 2, 2019 to each of David Hughes and Ian Whiting that are subject to a performance-based vesting component.
“Permitted Encumbrances” means: (i) statutory liens for Taxes that are not yet due and payable or liens for Taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established in accordance with the Company Accounting Principles, (ii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Applicable Law, (iv) statutory liens in favor of carriers,

US3653629/60 166756-0017

warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens, (v) liens in favor of customs and revenue authorities arising as a matter of Applicable Law to secure payments of customs duties in connection with the importation of goods, and (vi) non-exclusive object code licenses of software and of related documentation by the Company or a Subsidiary in the ordinary course of business consistent with past practice.
“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, limited liability partnership, trust, estate, proprietorship, joint venture, business organization or Governmental Entity.
“Personal Data” means a natural Person’s (including an end user’s, an employee’s or other individual’s) name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number or user or account number, or any other piece of information that allows the identification of a natural Person or is otherwise considered personally identifiable information or personal data under Applicable Law.
“Pre-Closing Operating Tax Amount” means an amount equal to the average of the month end balance of all Taxes payable by the Company and the Subsidiaries in the ordinary course of business (other than (a) income or franchise or similar Taxes on net or gross income, profits or gains and (b) any employment Taxes attributable to bonus or severance payments) for the three months in 2019 that correspond to the three months ending immediately prior to the Closing Date. For illustration, if the Closing Date were December 10, 2020, then the Pre-Closing Operating Tax Amount would be an amount equal to the average of the month end balance of all Taxes payable by the Company and the Subsidiaries in the ordinary course of business (other than income or franchise or similar Taxes on net or gross income, profits or gains) for September, October and November of 2019.
“Pre-Closing Tax” means, without duplication, any (i) Taxes in respect of the Company and the Subsidiaries for a Taxable period (or portion thereof) ending on or prior to the Closing Date, (ii) any Taxes of any other Person for which the Company is or becomes liable if the agreement, event or occurrence giving rise to such Liability occurred on or before the Closing Date, including any Liability for the payment of any amounts of Taxes as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period, of being a transferee of or successor to any Person, or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person, and (iii) any Transfer Taxes. In the case of any Taxes of the Company or any Subsidiary that are imposed on a periodic basis and that are payable for a Taxable period that includes (but does not end on) the Closing Date, such Taxes shall (A) in the case of property, ad valorem or other Taxes that accrue based upon the passage of time, be deemed to be Pre-Closing Taxes in an amount equal to the amount of such Taxes for the entire Taxable period multiplied by a fraction, the numerator of which is the number of days in the Taxable period through and including the Closing Date and the denominator of which is the number of days in the entire Taxable period, and (B) in the case of any other Taxes, be deemed to be Pre-Closing Taxes in an amount equal to the amount of Taxes that would be payable if the relevant Taxable period ended on the Closing Date. Any credits relating to a Taxable period that includes (but does not end on) the Closing Date shall be taken into account as though the relevant Taxable period ended on the Closing Date. Notwithstanding the foregoing, Pre-Closing Taxes, shall not include any costs incurred in connection with amounts deposited in the Escrow Fund for Vested Company Options, the Company Options assumed by Acquirer, Promised Option RSUs, Retention RSUs or any retention bonus or similar amount payable to any Continuing Employee in connection with his or her employment agreement (including any employment or payroll Taxes or other withholding obligations associated therewith).

US3653629/60 166756-0017

“Privacy Laws” means (i) each Applicable Law applicable to the protection or Processing or both of Personal Data, including, without limitation, the EU General Data Protection Regulation (“GDPR”) and rules relating to the EU-U.S. Privacy Shield or Swiss-U.S. Privacy Shield, the California Consumer Privacy Act and Section 5 of the FTC Act, and direct marketing, e-mails, text messages or telemarketing, (ii) applicable guidance and regulations issued by a Governmental Entity that pertains to one of the laws, rules or standards outlined in clause (i), and (iii) industry self-regulatory principles to which the Company publicly subscribes and that are applicable to the protection or the Processing of Personal Data, by the Company or any Subsidiary in relation to direct marketing, e-mails, text messages or telemarketing
“Pro Rata Share” means, with respect to a particular Converting Holder, a fraction, (i) the numerator of which is the sum of (A) the aggregate Per Option Consideration in respect of all Vested Company Options outstanding as of the Effective Time held by such Converting Holder (after giving effect to Section 1.6), plus (B) the aggregate Per Share Consideration in respect of all shares of Company Capital Stock that are issued and outstanding as of the Effective Time (in the case of each of clause (A) and (B), after giving effect to any exercise of Company Options or Company Warrants and settlement of Company RSUs prior to the Effective Time, including any such settlement pursuant to Section1.3(a)(iv), and in the case of clause (B), in each case on an as-converted to Company Common Stock basis) held by such Converting Holder plus (C) the aggregate Per Warrant Consideration in respect to all Company Warrants outstanding as of the Effective Time held by such Converting Holder, and (ii) the denominator of which is the Total Converting Holders Consideration.
“Process” or “Processing” means, with respect to data (including Personal Data), the use, collection, processing, storage, recording, organization, adaption, alteration, transfer (including cross-border transfer), retrieval, consultation, disclosure, dissemination or combination of such data.
“Promised Option RSUs” means the Company RSUs awarded pursuant to Section 5.9(f) under the Company’s 2014 Equity Incentive Plan in lieu of the options promised by the Company to be granted as set forth on Schedule 2.2(d) of the Company Disclosure letter or, in the case of any Permitted New Hires, such individuals’ offer letters with the Company.
“Proprietary Information and Technology” means any and all of the following: works of authorship, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, assemblers, applets, compilers, user interfaces, application programming interfaces, protocols, architectures, documentation, annotations, comments, designs, files, records, schematics, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, models, tooling, prototypes, breadboards and other devices, circuits, hardware systems and subsystems, data, data structures, databases, data compilations and collections, inventions (whether or not patentable), invention disclosures, discoveries, improvements, technology, proprietary and confidential ideas and information, know-how and information maintained as trade secrets, tools, concepts, techniques, methods, processes, formulae, patterns, algorithms and specifications, customer lists and supplier lists, of (A) the foregoing or (B) any Intellectual Property Rights in any form and embodied in any media.
“Representatives” means, with respect to a Person, such Person’s officers, directors, Affiliates, stockholders or employees, or any investment banker, attorney, accountant, auditor or other advisor or representative retained by any of them.
“Retention RSUs” means (i) the restricted stock units awarded pursuant to Section 5.9(f) under the Company’s 2014 Equity Incentive Plan with respect to shares of Company Common Stock and (ii) Promised Option RSUs with an aggregate grant-date value of up to $1,000,000 (the “Promised Option

US3653629/60 166756-0017

Cap”), with a combined aggregate grant-date value of up to the Aggregate Retention Award Amount, the grant-date value in each case based on the Per Share Consideration Estimate, with the actual aggregate grant-date value to be as instructed by Acquiror no later than ten (10) Business Days prior to the Closing.
“Retention RSU Holders” means (i) with respect to any time before the Effective Time, collectively, the holders of record of Retention RSUs outstanding as of such time and (ii) with respect to any time at or after the Effective Time, collectively, the holders of record of Retention RSUs outstanding as of immediately prior to the Effective Time.
“Securities Act” means the Securities Act of 1933, as amended.
“Specified Tax Representations” means those representations and warranties of the Company contained in Sections 2.12(a), (b), (c), (g), (r), (t), (u), (w), (x), (z) and (bb).
“Standard Inbound Licenses” means (i) “shrink wrap” and similar generally available standard form of non-negotiated commercial end-user licenses to software that have an enterprise-level acquisition cost of $10,000 or less on a fully paid-up basis; (ii) Open Source Materials; (iii) Standard Non-Disclosure Agreements; and (iv) employment and consulting agreements, in each case of clauses (i) – (iv) excluding any licenses to material Intellectual Property Rights necessary for the functioning of the Company Products.
“Standard Non-Disclosure Agreements” means any Contract relating to the disclosure of confidential information that (i) is entered into in the ordinary course of business or (ii) is not providing any express rights to Intellectual Property.
“Standard Outbound Licenses” means (i) standard terms of service entered into by end users of the Company Products in the ordinary course of business consistent with past practice; (ii) consulting agreements; and (iii) Standard Non-Disclosure Agreements.
“subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company or other Person of which such Person, either alone or together with one or more subsidiaries or by one or more other subsidiaries (i) directly or indirectly owns or purports to own, beneficially or of record securities or other interests representing more than 50% of the outstanding equity, voting power, or financial interests of such other Person or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such other Person’s board of directors or other governing body.
“Subsidiary” means any subsidiary of the Company and Silver Peak Systems Pte. Ltd.
“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means (i) any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, escheat, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (each, a “Tax Authority”), and (ii) any penalties (including any interest thereon and additional amounts thereto) imposed for a failure to file, or a failure to file any Tax Returns in a timely, correct or complete manner.

US3653629/60 166756-0017

“Tax Return” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) filed or required to be filed with respect to Taxes.
“Technical Regulations” means any Applicable Law pertaining to electromagnetic compatibility, product safety, electrical safety, radio communications, telecommunications, consumer protection, radiation emitting devices, electrical appliances, energy efficiency, CE Mark and any Applicable Law issued by or regulated by the Federal Communications Commission or similar organization.
“Third-Party Intellectual Property” means any and all Intellectual Property owned by a third party.
“Total Converting Holders Consideration” means the sum of (i) the aggregate Per Option Consideration in respect of all Vested Company Options outstanding as of the Effective Time (after giving effect to Section 1.6) plus (ii) the product of (A) the Per Share Consideration multiplied by (B) the aggregate number of shares of Company Capital Stock that are issued and outstanding as of the Effective Time (in the case of each of clause (i) and (ii), after giving effect to any exercise of Company Options or Company Warrants and settlement of Company RSUs prior to the Effective Time, including any such settlement pursuant to Section 1.3(a)(iv), and in the case of clause (ii) in each case on an as-converted to Company Common Stock basis) plus (iii) the aggregate Per Warrant Consideration in respect to all Company Warrants outstanding as of the Effective Time.
“Total Consideration” means $925,000,000 in cash less (i) all Unpaid Transaction Expenses, plus (ii) the aggregate amount of Company Cash, less (iii) the aggregate amount of Company Debt as of the Closing, in each case of clauses (i), (ii) and (iii), as set forth in the Company Closing Financial Certificate.
“Transaction Document” means, collectively, (i) this Agreement, (ii) the Escrow Agreement, Written Consents, Joinder Agreements, Option Cancellation Agreements, Warrantholder Agreements, Letters of Transmittal and (iii) the Company Closing Financial Certificate, the Spreadsheet Certificate and the other certificates expressly required to be delivered by either Acquirer or the Company pursuant to Sections 1.2.
“Transaction Expenses” means all third-party fees, costs, expenses, payments and expenditures incurred by or on behalf of the Company in connection with the Merger, this Agreement, the other Transaction Documents and the Transactions or the process of the sale of the Company, or, to the extent such fees or expenses are incurred by or on behalf of the Company before the Closing, any other extraordinary actual or contemplated transaction, including any actual or contemplated underwriting, equity or debt financing, recapitalization, change in control transaction, business combination transaction, or sale, lease or licensing of all or substantially all of the assets (all of the foregoing, “Extraordinary Matters”), in each case, whether or not incurred, billed or accrued (including (i) any fees, costs expenses, payments and expenditures of legal counsel and accountants, (ii) the maximum amount of fees costs, expenses, payments and expenditures payable to brokers, finders, financial advisors, investment bankers or similar Persons notwithstanding any earn-outs, escrows or other contingencies, (iii) all sale, change-in-control, retention or similar bonuses or severance obligations owed by the Company to the Company’s current or former directors, employees, consultants and/or other service providers solely as a result of the consummation of the Merger and that are unpaid as of the Closing, including the employer portion of any payroll, social security, unemployment or similar Tax imposed on such amounts, (iv) the employer portion of any payroll or similar withholding Tax attributable to the portion of the Closing Payment to be made with respect to Vested Company Options pursuant to Section 1.3(a)(ii)(A) and Section 1.4(c), (v)

US3653629/60 166756-0017

one half of the costs, fees and expenses of the Paying Agent (not to exceed $25,000), (vi) fees, costs, expenses, payments and expenditures, if any, payable to any Person by the Company in connection with Section 5.5(a), (vii) any such fees, costs, expenses, payments and expenditures incurred by Company Securityholders paid for or to be paid for by the Company, (viii) the cost of the D&O Tail Policy and (ix) if and to the extent (A) the Company fails to comply with the terms of Section 5.13 and (B) as a result of which the Company is unable to obtain a deduction by reason of Section 280G of the Code, the value of such lost deduction. Notwithstanding the foregoing, Transaction Expenses shall in no event include any Audited Interim Financials Expenses.
“Transfer Taxes” means any and all transfer, documentary, stamp, registration, recording, sales, use, value added, good and services, and other similar Taxes and fees, together with any interest, penalties, or additions thereto, incurred in connection with the Merger.
“Unpaid Transaction Expenses” means any Transaction Expenses that are incurred but unpaid as of the Closing.
“Unvested Company Option” means any Company Option that is not vested under the terms of any Contract between the holder of such Company Option and the Company (including any Company Equity Plan) as of immediately prior to the Effective Time.
“Vested Company Option” means any Company Option that is vested under the terms of any Contract between the holder of such Company Option and the Company (including any Company Equity Plan) as of immediately prior to the Effective Time.
“willful breach” means a breach by a Person that is both the product of an intentional (i.e., not inadvertent) act or omission of such Person and that, at the time of such act or omission was actually known by such Person to, or known by such Person to be reasonably likely to, constitute or give rise to such breach.
Other capitalized terms used herein and not defined in this Exhibit A shall have the meanings assigned to such terms in the following Sections:
“2014 Plan Amendment”  1.2(b)(viii)
“280G Stockholder Approval” 5.13
“401(k) Plan” 1.2(b)(viii)
“Accounts Receivable” 2.4(f)
“Acquirer” Preamble
“Advisory Group” 8.7(b)
“Agreement” Preamble
“Agreement Date” Preamble
“Anniversary Date”  5.9(f)
“Antitrust Restraint”  5.4(c)
“Audited Interim Financials”  1.2(b)(xv)
“Audited Interim Financials Expenses”  5.8(a)
“Author” 2.9(f)(i)
“ASC”  2.4(c)
“Benefit Continuation Period” 5.9(d)
“BIS” 2.23(e)
“Board” Recitals
“Book-Entry Shares” 1.4(b)(i)
“Bylaws” 1.2(b)(ii)
“CCC” 1.3(f)
“Certificate of Incorporation” 1.2(b)(ii)
“Certificate of Merger” 1.1(d)

US3653629/60 166756-0017

“Certificates” 1.4(b)(i)
“Claim Certificate” 8.5(a)
“Claims Period” 8.4
“Closing” 1.1(c)
“Closing Date” 1.1(c)
“Closing Payment Fund” 1.4(a)
“COBRA” 2.13(c)
“Company” Preamble
“Company Authorizations” 2.7(b)
“Company Balance Sheet” 2.4(b)
“Company Balance Sheet Date” 2.4(b)
“Company Databases” 2.11(i)
“Company Disclosure Letter” Article II
“Company Employee Plans” 2.13(a)
“Company Fraud” 8.2(a)(viii)
“Company Indemnified Parties” 5.16(a)
“Company-Licensed Data” 2.11(j)
“Company-Owned Data” 2.11(k)
“Company Privacy Commitments” 2.11(a)
“Company Stockholder Approval” 2.3(a)
“Company Voting Debt” 2.2(e)
“Confidential Information” 2.9(h)
“Confidentiality Agreement” 5.3(a)
“Consenting Stockholders” Recitals
“Contaminant”  2.10(b)
“DAC 6 Directive”  2.12(h)
“D&O Indemnification Agreement” 5.16(a)
“D&O Tail Policy” 5.16(b)
“Debt Settlement Agreement” 5.9(c)
“Disabling Code”  2.10(b)
“EAR”  2.23(e)
“Effective Time” 1.1(d)
“ERISA” 2.13(a)
“ERISA Affiliate” 2.13(a)
“Escrow Agent” 8.1(a)
“Escrow Agreement” 8.1(a)
“Escrow Fund” 8.1(a)
“Escrow Release Date” 8.1(b)
“Escrow Reserved Amounts” 8.1(b)
“Expense Fund” 8.7(d)
“Expense Fund Surplus” 8.7(d)
“False Claims Act”  2.24(a)(vii)
“FAR”  2.24(a)(vii)
“Fenwick”  9.15
“Financial Statements” 2.4(a)
“Foreign Plan”  2.13(h)
“Former Government Employee”  2.24(d)
“Funds Flow”  1.2(b)(x)
“Holdback Participant” Preamble
“Hughes Promissory Note” 5.9(c)
“ICT Infrastructure” 2.10(a)
“Import and Export Approvals”  2.23(a)
“Import and Export Laws”  2.23
“Indemnifiable Damages” 8.2(a)
“Indemnified Person” 8.2(a)
“Indemnity Provisions” 5.16(a)
“Infringement” 2.9(i)
“Joinder Agreement”  1.2(b)(iv)
“Key Employee” Recitals
“Material Contracts” 2.18(a)
“Merger” Recitals
“Merger Sub” Preamble

US3653629/60 166756-0017

“New Litigation Claim” 5.6
“OFAC”  2.23
“Option Exercise Note”  4.2(f)
“Offer Letter”  Recitals
“Option Cancellation Agreement” 1.2(b)(iv)
“Other Litigation Claim”  5.6
“Parachute Payment Waiver”  5.13
“Paying Agent” 1.4(a)
“Permitted Issuance” 4.2(e)
“Permitted New Hires”  5.9(f)
“Post-Closing Acquiror RSUs”  5.12(c)
“Post-Closing Cash Retention Awards”  5.9(h)
“Post-Closing Tax Period”  5.12(c)
“Pre-Closing Period”  4.1
“Pre-Closing Tax Period”  5.12(c)
“Prohibited and Restricted Parties”  2.23(g)
“Related Party Contract”  2.155
“Seller Group”  9.15
“Significant Customer” 2.25(a)
“Significant Supplier” 2.25(b)
“Special Claims” 8.3(c)
“Special Representations” 8.3(b)
“Spreadsheet” 5.18(a)
“Spreadsheet Certificate” 5.18(a)
“Letter of Transmittal” 1.4(b)(i)
“Stockholder Notice” 5.1(c)
“Stockholders’ Agent” Preamble
“ Stockholders’ Agent Engagement Agreement” 8.7(b)
“ Stockholders’ Agent Expenses” 8.7(b)
“ Stockholders’ Agent Group” 8.7(b)
“Surviving Corporation” 1.1(a)
“Tax Contest” 5.12(e)
“Termination Date” 7.1(b)
“Third-Party Claim” 8.8
“Threshold” 8.3(a)
“Transactions” Recitals
“WARN Act” 2.14(g)
“Warrantholder Agreement” 1.2(b)(iv)
“Written Consent” Recitals

US3653629/60 166756-0017